Filed Pursuant to Rule 424(b)(1)
Registration Nos. 333-200615 and 333-200844

3,485,000 Shares

Common Stock

Kite Pharma, Inc. is offering 3,485,000 shares of its common stock.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “KITE.” On December 10, 2014, the last reported sale price of our common stock on The NASDAQ Global Select Market was $54.37 per share.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$54.000	$188,190,000
Underwriting Discount and Commissions(1)	$3.105	$10,820,925
Proceeds to Kite Pharma, Inc. (before expenses)	$50.895	$177,369,075

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 522,750 shares of common stock at the price to the public less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discount and commissions payable by us will be $12.4 million, and the total proceeds to us, before expenses will be $204.0 million.

The underwriters expect to deliver the shares of common stock to purchasers on or about December 16, 2014.

Jefferies	Credit Suisse	Cowen and Company

Stifel

Prospectus dated December 10, 2014

Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

i

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “we,” “us” and “our” refer to Kite Pharma, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel cancer immunotherapy products designed to harness the power of a patient’s own immune system to eradicate cancer cells. We do this using our engineered autologous cell therapy, or eACT, which we believe is a market-redefining approach to the treatment of cancer. eACT involves the genetic engineering of T cells to express either chimeric antigen receptors, or CARs, or T cell receptors, or TCRs. These modified T cells are designed to recognize and destroy cancer cells. We currently fund a Phase 2 clinical trial of a TCR-based therapy and multiple Phase 1-2a clinical trials of CAR- and TCR-based therapies that are each being conducted by our collaborator, the Surgery Branch of the National Cancer Institute, or the NCI. In an ongoing clinical trial, patients with relapsed/refractory lymphomas and leukemias treated with CAR-based therapy experienced an objective response rate of 81%.

We plan to conduct a Phase 1-2 clinical trial in 2015 for our lead product candidate KTE-C19, a CAR-based therapy, in patients with refractory diffuse large B cell lymphoma, or DLBCL, primary mediastinal B cell lymphoma, or PMBCL, and transformed follicular lymphoma, or TFL. DLBCL, PMBCL and TFL are types of aggressive non-Hodgkin’s lymphoma, or NHL. If we believe the data are compelling, we plan to discuss with the U.S. Food and Drug Administration, or FDA, the filing of a Biologics License Application, or BLA, for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL. In addition, we plan to begin Phase 2 clinical trials in 2015 for KTE-C19 in patients with relapsed/refractory mantle cell lymphoma, or MCL, chronic lymphocytic leukemia, or CLL, and acute lymphoblastic leukemia, or ALL. If we believe the data are compelling, we plan to pursue FDA approval for the additional indications.

Immuno-oncology, which utilizes a patient’s own immune system to combat cancer, is one of the most actively pursued areas of research by biotechnology and pharmaceutical companies today. Interest and excitement for immuno-oncology is driven by recent compelling efficacy data in cancers with historically bleak outcomes and the potential to achieve a cure or functional cure for some patients. We believe eACT presents a promising innovation in immunotherapy. eACT has been developed through our collaboration with the NCI, where the program is led by Steven A. Rosenberg, M.D., Ph.D, a recognized pioneer in immuno-oncology. Our Founder and Chief Executive Officer, Arie Belldegrun, M.D., FACS, in addition to his prior roles at Agensys, Inc. and Cougar Biotechnology, Inc., also has significant experience in this field dating back to his time at the NCI as a research fellow in surgical oncology and immunotherapy with Dr. Rosenberg.

Engineered Autologous Cell Therapy (eACT)

The patient’s immune system, particularly T cells, is thought to play an important role in identifying and killing cancer cells. eACT involves (1) harvesting T cells from the patient’s blood, (2) genetically engineering T cells to express cancer-specific receptors, (3) increasing the number of engineered T cells and (4) infusing the functional cancer-specific T cells back into the patient. Because it is important to rapidly treat patients with highly aggressive cancers, we have developed, and are preparing to implement in our Phase 1-2 clinical trial, a T cell engineering process for KTE-C19 that takes approximately two weeks from receipt of the patient’s white blood cells to infusion of the engineered T cells back to the patient. Using eACT technology, T cells can be genetically modified to express one of two classes of cancer-specific receptors: CARs or TCRs. CARs can recognize native cancer antigens that are part of an intact protein presented on the cancer cell surface. TCRs broaden the therapeutic approach by recognizing fragments on the cancer cell surface derived from intracellular proteins. By combining both CAR and TCR approaches, we have the potential to generate a broad portfolio of products that can target both solid and hematological tumors.

Our Product Pipeline

We have a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Health and Human Services, as represented by the NCI, through which we are funding the research and development of eACT-based product candidates utilizing CARs and TCRs for the treatment of advanced solid and hematological malignancies. We believe our collaboration with the NCI allows us to identify promising CAR- and TCR-based product candidates for clinical testing. We are currently funding a Phase 2 clinical trial of a TCR-based product candidate and multiple Phase 1-2a clinical trials on CAR- and TCR-based product candidates each conducted by the NCI. The NCI, with Dr. Rosenberg as the principal investigator, filed the investigational new drug applications, or INDs, with the FDA in order to conduct these trials. We will have to submit separate INDs to conduct our own clinical trials relating to these product candidates. Under the CRADA, we have an option to negotiate commercialization licenses from the National Institutes of Health, or the NIH, to intellectual property relating to CAR- and TCR-based product candidates developed in the course of the CRADA research plan. In addition, we plan to build out our internal research and development capabilities to explore the next generation of eACT technology and new product candidates.

CAR-Based Product Candidates

Our lead product candidate, KTE-C19, is an anti-CD19 CAR T cell therapy. CD19 is a protein expressed on the cell surface of B cell lymphomas and leukemias. We are funding an ongoing NCI Phase 1-2a clinical trial utilizing anti-CD19 CAR T cell therapy that is designed to establish a dose level and appropriate conditioning regimen, as well as to assess overall safety, in patients with B cell lymphomas and leukemias that had been heavily pretreated and were relapsed/refractory (unresponsive) to chemotherapy. KTE-C19 will use the identical anti-CD19 CAR construct and viral vector that is being used in the NCI trial. However, we believe we have streamlined and optimized the NCI’s original manufacturing process of anti-CD19 CAR T cells for our KTE-C19 product candidate. In addition, the NCI has recently begun using the same manufacturing process that will be used for KTE-C19 in its ongoing Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy. On December 12, 2013, we entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret Biotech Ltd., or Cabaret, and its founder relating to intellectual property and know-how owned or licensed by Cabaret and relating to CAR constructs that encompass KTE-C19. While we are funding the NCI trial pursuant to the CRADA, we do not expect to license intellectual property relating to KTE-C19 from the NIH.

As of August 31, 2014, the objective response rate of the 26 evaluable patients in the NCI Phase 1-2a clinical trial was 81%. Objective response occurs when there is a complete remission or a partial remission, as measured by standard criteria. Generally, a complete remission requires a complete disappearance of all detectable evidence of disease, and a partial remission typically requires at least approximately 50% regression of measurable disease, without new sites of disease. As of August 31, 2014, 15 of the 26 treated patients were in remission. Three of the 15 patients later experienced disease progression after their first treatment and subsequently reestablished remission after a second course of treatment and remain in remission. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks. The greatest change in shrinkage of the tumor masses for each evaluable patient is shown in the following chart.

Waterfall Plot of Tumor Shrinkage

We are initially advancing KTE-C19, which has been granted orphan drug designation by the FDA to treat DLBCL. The European Medicines Agency, or EMA, Committee for Orphan Medicinal Products has also adopted a positive opinion recommending KTE-C19 for designation as an orphan medicinal product for the treatment of DLBCL. The FDA designation may provide seven years of market exclusivity in the United States and the EMA designation, if approved by the European Commission, may provide ten years of market exclusivity in Europe, each subject to certain limited exceptions. However, the U.S. orphan drug designation and any European designation do not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

In the ongoing NCI Phase 1-2a clinical trial, 14 of the 26 evaluable patients had relapsed/refractory DLBCL, PMBCL or TFL. Ten of these patients had an objective response to anti-CD19 CAR T cell therapy and four did not respond to therapy. We are pursuing refractory DLBCL, PMBCL and TFL, as our first target indications because of these promising initial NCI results and the commercial opportunity inherent in the significant unmet need of this patient population. DLBCL and follicular lymphoma, or FL, are the most common subtypes of NHL, accounting for approximately 30% and 20%, respectively, of the total 70,000 NHL patients diagnosed each year in the United States, according to the American Cancer Society. Conventional therapy for FL is not curative, and virtually all patients develop progressive disease and chemo-resistance. A pivotal event in the history of some patients with FL is histological transformation to more aggressive malignancies, most commonly DLBCL. We refer to the transformed FL as TFL. There are approximately 1,650 new cases of PMBCL in the United States each year. Patients with refractory DLBCL, PMBCL and TFL following treatment under the current standards of care have a particularly dire prognosis, with no curative treatment options.

We may also seek to develop additional CAR-based product candidates. Currently, we are funding an NCI-sponsored Phase 1-2a clinical trial of a CAR-based T cell therapy targeting the EGFRvIII antigen in patients with glioblastoma, a highly malignant brain cancer.

TCR-Based Product Candidates

Pursuant to the CRADA, we are also funding or expect to fund multiple NCI-sponsored Phase 2 and 1-2a clinical trials involving certain TCR-based T cell therapies, including those targeting SSX2, NY-ESO-1, MAGE and HPV antigens that are found on multiple cancers. We have an exclusive license with the NIH for intellectual property relating to a TCR-based T cell therapy targeting the antigen SSX2 for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer and sarcoma, and a co-exclusive license to this intellectual property for the treatment of certain additional cancer types. We also have an exclusive license with the NIH for intellectual property relating to a TCR-based T cell therapy targeting the antigen NY-ESO-1 for the treatment of any NY-ESO-1 expressing cancers. We are in the process of negotiating licenses with the NIH for intellectual property relating to product candidates targeting certain MAGE and HPV antigens. In addition, we have an option to negotiate commercialization licenses from the NIH to additional intellectual property relating to certain TCR-based product candidates that we are funding under the CRADA.

Our Strategy

Our goal is to be a leader in immunotherapies with multiple cancer indications. To achieve this, we are developing a pipeline of eACT-based product candidates for the treatment of advanced solid and hematological malignancies. Key elements of our strategy are to:

Rapidly advance KTE-C19 through clinical development.

Based upon promising initial clinical results from the NCI Phase 1-2a trial, we plan to advance our lead product candidate, KTE-C19, for the treatment of patients with refractory aggressive NHL. We plan to file an IND in December 2014 to initiate a Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in patients with refractory DLBCL, PMBCL and TFL. We anticipate patient enrollment to begin in the first half of 2015.

If we believe the data are compelling, we plan to discuss with the FDA the filing of a BLA for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL. The FDA may grant accelerated approval for product candidates for serious conditions that fill an unmet medical need based on a surrogate or intermediate clinical endpoint, including tumor shrinkage, because such shrinkage is considered reasonably likely to predict a real clinical benefit of longer life. Assuming compelling data, we believe our accelerated approval strategy is warranted, given the limited alternatives for patients with refractory aggressive NHL. Even if accelerated approval is granted, confirmatory trials will be required. We plan to initiate a randomized confirmatory study in refractory aggressive NHL in 2016 in order to fulfill likely post-marketing clinical study requirements to convert any accelerated approval to regular approval.

We also plan to begin Phase 2 clinical trials for KTE-C19 in patients with relapsed/refractory MCL, CLL and ALL. We anticipate patient enrollment to begin in 2015 in each of these clinical trials. If we believe the data are compelling, we plan to pursue FDA approval for these indications.

Continue our collaborative relationship with the NCI to selectively identify and advance additional product candidates.

Our collaboration with the NCI provides us the opportunity to select products for oncology development based on human proof-of-concept data rather than preclinical animal data alone. We believe this approach will significantly reduce the risk in our development programs. We plan to select products for development based on a favorable benefit-to-risk ratio and proof-of-concept established in the clinic by the NCI. We believe with our NCI collaboration, we could file at least one IND a year, exclusive of the NCI-related INDs and inclusive of INDs relating to KTE-C19, for the duration of the CRADA. We expect to file an IND relating to a TCR-based product candidate in late 2015 and an IND relating to a CAR-based product candidate targeting the EGFRvIII antigen in patients with glioblastoma in 2016. The CRADA has a five-year term expiring on August 30, 2017, and may be terminated earlier by the NCI. We intend to foster and, where mutually beneficial, expand our relationship with the NCI to further identify future product candidates, including products based on additional novel immunotherapy technology.

Advance multiple eACT-based product candidates to allow for treatment on a patient-by-patient basis.

We believe the addition of other eACT-based product candidates to the pipeline would increase the cancer population coverage and allow us to leverage the expected manufacturing and development capabilities relating to KTE-C19.

We plan to exclusively license and develop a portfolio of TCR-based product candidates targeting various cancers based on data from the NCI Phase 2 clinical trial and Phase 1-2a clinical trials that we are funding under the CRADA. We plan to develop a TCR-based product portfolio that targets specific antigens expressed by cancer cells irrespective of where the cancer originates. As a result, we believe this approach may allow for regulatory approvals of our personalized TCR-based product candidates without respect to cancer cell origin.

We may also seek to develop additional CAR-based product candidates, including a product candidate that targets the EGFRvIII antigen.

In addition, we may in-license, acquire, or invest in complementary businesses, technologies, products or assets to further expand our portfolio of eACT-based product candidates or to complement our eACT-based product candidates.

Establish commercialization and marketing capabilities of current and future pipeline products.

We intend to develop our own commercial manufacturing facility in Los Angeles county. Upon any regulatory approval of KTE-C19, we intend to build a focused specialty sales and marketing organization to commercialize KTE-C19. We expect to initially target the 50 highest volume transplant and lymphoma referral centers in the United States. We may also selectively partner with third parties to commercialize and market any approved product candidates outside the United States.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•

We have incurred significant losses since our inception, which we anticipate will continue for the foreseeable future. We have never generated revenue from product sales and may never be profitable. As of September 30, 2014, we had an accumulated deficit of $45.0 million.

•	eACT represents a novel approach to cancer treatment that creates significant challenges for us.

•

Our business is highly dependent on the success of KTE-C19, our lead product candidate. KTE-C19 and our other product candidates will require significant clinical testing before we can seek regulatory approval and potentially launch commercial sales. While the NCI is conducting clinical trials of anti-CD19 CAR T cell therapy, we have not begun any clinical trial of KTE-C19.

•

We are highly dependent on the NCI for research and development and early clinical testing of our product candidates and on the NIH for licensing intellectual property rights to future product candidates.

•	Clinical product development involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

•	We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

•

If our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•	Failure to obtain additional funding when needed may force us to delay, limit or terminate our product development efforts or other operations.

•

We have relied and expect to rely on third parties to conduct the majority of our research and development, product candidate manufacturing and processing and clinical trials. If they terminate our arrangements, fail to meet deadlines or perform in an unsatisfactory manner, our business could be harmed.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•

We depend on intellectual property licensed from the NIH for intellectual property relating to product candidates targeting the EGFRvIII antigen, the SSX2 antigen and the NY-ESO-1 antigen and from Cabaret for intellectual property relating to KTE-C19. The termination of any of these licenses could result in the loss of significant rights, which would harm our business.

•	The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

•

We intend to develop our own commercial manufacturing facility, which will require significant resources and we may fail to successfully develop the facility, which could adversely affect the commercial viability of our product candidates.

•

Our future success depends on our ability to retain key executives, including our President and Chief Executive Officer, our Executive Vice President of Research & Development and Chief Medical Officer, our Chief Scientific Officer and our Chief Financial Officer & Chief Operating Officer, and to attract, retain and motivate qualified personnel.

Corporate Information

We were incorporated in Delaware in June 2009. Our principal executive offices are located at 2225 Colorado Avenue, Santa Monica, California 90404, and our telephone number is (310) 824-9999. Our corporate website address is www.kitepharma.com. Information on or accessible through our website is not a part of or incorporated by reference in this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We have common law, unregistered trademarks for Kite Pharma and eACT based on use of the trademarks in the United States. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	3,485,000 shares

Common stock to be outstanding after this offering	41,836,596 shares

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 522,750 additional shares of common stock.

Use of proceeds	We estimate that we will receive net proceeds of approximately $176.8 million (or approximately $203.4 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on the public offering price of $54.00 per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for the following purposes: (i) to prepare for the commercialization of our product candidates with the development of our own commercial manufacturing facility; (ii) to continue to expand our internal research and development capabilities to explore the next generation of eACT technology and new product candidates; and (iii) to fund working capital, including general operating expenses. We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets, including additional cancer immunotherapy product candidates. However, we have no current commitments or obligations to do so. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

NASDAQ Global Select Market symbol	KITE

The number of shares of our common stock to be outstanding after this offering is based on 38,351,596 shares of common stock outstanding as of October 31, 2014, and excludes:

•	4,523,532 shares of common stock issuable upon the exercise of outstanding stock options as of October 31, 2014, at a weighted-average exercise price of $6.98 per share;

•	2,185,337 shares of common stock subject to repurchase by us as of October 31, 2014;

•

159,049 shares of common stock issuable upon the exercise of warrants for shares of common stock outstanding as of October 31, 2014, at a weighted-average exercise price of $2.03841 per share of common stock;

•	360,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, or the ESPP, as of October 31, 2014; and

•	1,840,950 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as amended, or the EIP, as of October 31, 2014.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional 522,750 shares of our common stock; and

•	no exercise of the outstanding stock options or warrants described above.

Summary Financial Data

The following summary financial data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary financial data in this section are not intended to replace our financial statements and the related notes. We derived the summary statement of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statement of operations data for the nine months ended September 30, 2013 and 2014 and the summary balance sheet data as of September 30, 2014 from our unaudited financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and results from our interim period may not necessarily be indicative of the results of the entire year.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$1,811	$5,088	$3,189	$15,232
General and administrative	770	1,339	839	8,172

Total operating expenses	2,581	6,427	4,028	23,404

Loss from operations	(2,581)	(6,427)	(4,028)	(23,404)

Other income (expense):
Interest income	36	52	31	129
Interest expense	(1)	(4)	(4)	(6,266)
Other (expense) income	(27)	13	13	(10)

Total other income (expense)	8	62	40	(6,147)

Net loss	$(2,573)	$(6,366)	$(3,988)	$(29,551)

Series A Preferred Stock dividend	—	(1,436)	(866)	(1,089)

Net loss attributable to common stockholders	$(2,573)	$(7,801)	$(4,854)	$(30,640)

Net loss per share, basic and diluted	$(0.48)	$(1.43)	$(0.89)	$(1.76)

Weighted-average shares outstanding, basic and diluted	5,314,214	5,473,384	5,459,226	17,383,846

	AS OF SEPTEMBER 30, 2014
Balance Sheet Data:	ACTUAL	AS ADJUSTED(1)
	(unaudited, in thousands)
Cash, cash equivalents and marketable securities	$195,393	$372,162
Working capital	192,942	369,711
Total assets	198,332	375,101
Accumulated deficit	(44,986)	(44,986)
Total stockholders’ equity	193,172	369,941

(1)

The as adjusted balance sheet data in the table above gives effect to the sale by us of 3,485,000 shares of our common stock offered by this prospectus at the public offering price of $54.00 per share and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a clinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in June 2009. For the years ended December 31, 2012 and 2013, we reported a net loss of $2.6 million and $6.4 million, respectively. For the nine months ended September 30, 2013 and 2014, we reported a net loss of $4.0 million and $29.6 million, respectively. As of September 30, 2014, we had an accumulated deficit of $45.0 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, product candidates based on our engineered autologous cell therapy, or eACT.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

eACT represents a novel approach to cancer treatment that creates significant challenges for us.

eACT involves (1) harvesting T cells from the patient’s blood, (2) genetically engineering T cells to express cancer-specific receptors, (3) increasing the number of engineered T cells and (4) infusing the functional cancer-specific T cells back into the patient. Advancing this novel and personalized therapy creates significant challenges for us, including:

•	Educating medical personnel regarding the potential side effect profile of eACT, such as the potential adverse side effects related to cytokine release;

•	Sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process our eACT-based product candidates;

•	Developing a consistent and reliable process, while limiting contamination risks, for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;

•	Conditioning patients with chemotherapy in conjunction with delivering eACT, which may increase the risk of adverse side effects;

•

Obtaining regulatory approval, as the U.S. Food and Drug Administration, or FDA, and other regulatory authorities have limited experience with commercial development of T cell therapies for cancer; and

•	Establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

In addition, we expect to use a manufacturing and processing approach to the engineering of T cells that is based on the original approach used by our collaborator, the National Cancer Institute, or NCI. While the NCI is using CAR- and TCR-based therapies in a Phase 2 clinical trial and in Phase 1-2a clinical trials that we are funding under a Cooperative Research and Development Agreement, or CRADA, we cannot be sure that our engineered T cell therapy will obtain the same results as those obtained by the NCI using its own original production methods.

Our business is highly dependent on the success of KTE-C19, our lead product candidate. KTE-C19 and our other product candidates will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

Our business and future success depends on our ability to obtain regulatory approval of and then successfully commercialize our lead product candidate, KTE-C19. Like all of our product candidates, KTE-C19 is in the early stages of development. Even though the NCI is studying an anti-CD19 CAR T cell therapy that uses the identical construct and viral vector as KTE-C19, the differences in manufacture may render the product incomparable, particularly with respect to clinical results. While the NCI has begun using the same manufacturing process that will be used for KTE-C19 in its ongoing Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy, since October 2014, it has only treated four patients using this manufacturing process and we do not have clinical results regarding these patients. All of our product candidates, including KTE-C19, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because KTE-C19 is our most advanced product candidate, and because our other product candidates are based on similar technology, if KTE-C19 or the NCI’s study of anti-CD19 CAR T cell therapy with the identical construct and viral vector encounters safety or efficacy problems, developmental delays or regulatory issues or other problems, our development plans and business would be significantly harmed.

We are highly dependent on the National Cancer Institute for research and development and early clinical testing of our product candidates and on the National Institutes of Health for licensing intellectual property rights to future product candidates.

We currently have limited internal research and development capabilities and fund research and development under the CRADA. Pursuant to the CRADA, we provide $1.0 million annually to largely fund a Phase 2 and Phase 1-2a clinical trials of various eACT-based product candidates.

The NCI, with Dr. Steven A. Rosenberg as the principal investigator, is conducting a Phase 2 and multiple Phase 1-2a clinical trials of engineered T cell therapy targeting various antigens, including CD19, in small numbers of patients. We are currently conducting no independent clinical trials. We expect to use the results of the NCI’s clinical trials to support the filing with the FDA of investigational new drug applications, or INDs, to conduct more advanced clinical trials of KTE-C19 and additional product candidates. However, we have limited control over the nature or timing of the NCI’s clinical trials and limited visibility into their day-to-day activities, including with respect to how they are providing and administering T cell therapy. For example, the research we are funding constitutes only a small portion of the NCI’s overall research. Other research being conducted by Dr. Rosenberg may at times receive higher priority than research on our programs. These factors could adversely affect the timing of our IND filings and our ability to conduct future planned clinical trials.

Under the CRADA, we have an option to negotiate commercialization licenses from the National Institutes of Health, or the NIH, to intellectual property relating to CAR- and TCR-based product candidates developed in the course of the CRADA research plan. However, we would have to negotiate with the NIH for such a license. There can be no assurance that we would be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. Further, to the extent we would like to negotiate a license to a patent filed before the CRADA was entered into, another party may object to the NIH granting us a license during a 30-day public notification period, and the NIH may decide not to grant us the license.

Though the CRADA has a five-year term expiring on August 30, 2017, the NCI may unilaterally terminate the CRADA at any time for any reason or for no reason upon at least 60 days prior written notice. If the NCI unilaterally terminates the CRADA, the research and development of eACT would be suspended, and we may be unable to research, develop and license future product candidates.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We expect that the early clinical work performed by the NCI pursuant to the CRADA will support the filing with the FDA of at least one IND per year for the duration of the CRADA, including an initial IND filing relating to KTE-C19 in December 2014. However, we cannot be sure that we will be able to submit one IND per year, and we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. For instance, the FDA may not allow us to use the NCI clinical trial data to support our INDs if we cannot demonstrate the comparability of our eACT with the therapy used by the NCI in its clinical studies. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, we cannot guarantee that such regulatory authorities will not change their requirements in the future.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including KTE-C19, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. We expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, like eACT, than for “off-the-shelf” products, like many drugs. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products.

Data from the NCI preclinical studies and Phase 1 and Phase 1-2a clinical trials of anti-CD19 CAR T cell therapy should not be relied upon as evidence that later or larger-scale clinical trials will succeed. We have designed our planned Phase 1-2 single-arm multicenter clinical trial of KTE-C19 primarily to assess safety and efficacy in a small number of patients with refractory diffuse large B cell lymphoma, or DLBCL, primary mediastinal B cell lymphoma, or PMBCL, and transformed follicular lymphoma, or TFL. The NCI clinical trials of anti-CD19 CAR T cell therapy involves a limited number of patients, and only a subset of these patients have been diagnosed with DLBCL, PMBCL and TFL. Our clinical trials may also evaluate different CAR T cell doses and chemotherapy conditioning regimens based on emerging safety and efficacy data. The results of the NCI trials to date may not predict results for our planned trial or any future studies. In addition, our proposed manufacturing process for KTE-C19 includes what we believe are process improvements that are not part of the anti-CD19 CAR T cell production process that the NCI originally used in its clinical trials until recently. Accordingly, our results with KTE-C19 may not be in line with the NCI’s results.

In addition, even if the trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We have no experience as a company conducting clinical trials.

All of the preclinical and clinical trials relating to our product candidates have to date been conducted by the NCI. Although we have recruited a team that has significant experience with clinical trials, we have no experience as a company in conducting clinical trials. In part because of this lack of experience, we cannot be certain that planned clinical trials will begin or be completed on time, if at all. Large-scale trials would require significant additional financial and management resources, and reliance on third-party clinical investigators, contract research organizations, or CROs, or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays that are outside of our control.

Monitoring of patient safety in our planned sponsored multicenter clinical trials will be more challenging than the monitoring currently being done by the NCI, which could adversely affect our ability to obtain regulatory approval.

The NCI is a center of excellence for clinical trials in cancer patients, with a large group of experienced staff and a clinical trial support system. Patients enrolled in the NCI clinical trials are generally hospitalized for extended periods of time for dedicated observation, and there is a ready availability of specialized health care professionals and intensive care unit beds if necessary. In our planned sponsored multicenter clinical trials, we expect to contract with universities and academic centers experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, the extent of patient observation and the appropriate treatment of toxicities may not be as optimal as is currently being done at the NCI, whether due to personnel changes, inexperience, changes of shift, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could jeopardize regulatory approval.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

In the NCI Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy, when the patients received the CAR T cells, all of them had low blood counts due to the chemotherapy conditioning regimen. While the trial is ongoing, most prominent acute toxicities have included symptoms thought to be associated with the release of cytokines, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, such as confusion, somnolence and speech impairment. There have been life threatening events related to cytokine release syndrome and toxicities of the central nervous system. Some of these events required intense medical intervention such as intubation or pressor support. Four patients have died; two patients died during the trial, and two died after the trial in the post-trial survival follow-up. The deaths were not attributed to the CAR T cells. In addition, in the NCI Phase 1 clinical trial of pediatric or young adult patients with relapsed/refractory acute lymphoblastic leukemia, infusion of anti-CD19 CAR T cells was associated with significant, acute toxicities, including febrile neutropenia, cytokine release syndrome, chemical laboratory abnormalities, low blood counts and transient neurological deficits.

As an anti-CD19 CAR T cell therapy, we expect KTE-C19 to cause similar toxicities as the therapy in the NCI clinical trials. Patients in the NCI clinical trials of the CAR-based product candidate targeting the EGFRvIII antigen and the TCR-based product candidates are expected to receive high dose Interleukin-2, which is associated with toxicities such as capillary leak syndrome, impaired kidney and liver function, and mental status changes.

If unacceptable toxicities arise in the development of our product candidates, we or the NCI could suspend or terminate our trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, particularly outside of the NCI as toxicities resulting from personalized T cell therapy are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using eACT to understand the side effect profile of eACT for both our planned clinical trials and upon any commercialization of any eACT-based product candidates. Inadequate training in recognizing or managing the potential side effects of eACT could result in patient deaths. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enroll patients in any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidates are based on new technology and engineered on a patient-by-patient basis, we expect that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from eACT can be significant. Accordingly, our clinical trial costs are likely to be significantly higher than for more conventional therapeutic technologies or drug products. In addition, our proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

The FDA often approves new therapies initially only for use in patients with relapsed or refractory metastatic disease. We expect to initially seek approval of our product candidates in this setting. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval in earlier lines of treatment and potentially as a first line therapy, but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive second or third line therapy, and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, we expect our lead product candidate, KTE-C19, to initially target a small patient population that suffers from aggressive non-Hodgkin lymphomas, or NHL, and certain leukemias. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

KTE-C19 has received orphan drug status, and we plan to seek breakthrough therapy designation for KTE-C19, but we may be unable to obtain breakthrough therapy designation or maintain the benefits associated with orphan drug status, including market exclusivity.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition or for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for a disease or condition will be recovered from sales in the United States for that drug or biologic. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full Biologics License Application, or BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. In 2012, the FDA established a Breakthrough Therapy Designation which is intended to expedite the development and review of products that treat serious or life-threatening conditions.

We have received orphan drug status for KTE-C19 for the treatment of DLBCL, but exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, we intend to seek breakthrough therapy designation for KTE-C19 for the treatment of aggressive NHL and certain leukemias, but there can be no assurance that we will receive breakthrough therapy designation. In addition, while we intend to seek orphan drug designation and breakthrough therapy designation for other product candidates, we may never receive such designations. The European Medicines Agency Committee for Orphan Medicinal Products, or COMP, has also adopted a positive opinion recommending KTE-C19 for designation as an orphan medicinal product for the treatment of DLBCL, which may provide ten years of market exclusivity in Europe, subject to certain limited exceptions. However, the COMP opinion must be approved by the European Commission.

If we fail to develop additional product candidates, our commercial opportunity will be limited.

We expect to initially develop our lead product candidate, KTE-C19. However, one of our strategies is to pursue clinical development of additional product candidates. Developing, obtaining regulatory approval and commercializing additional product candidates, including additional TCR- or CAR-based product candidates, will require substantial additional funding beyond the net proceeds of this offering and is prone to the risks of failure inherent in medical product development. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process.

Even if we receive FDA approval to market additional product candidates for the treatment of cancer, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional product candidates may have a negative effect on the approval process of any other, or result in losing approval of any approved, product candidate.

We intend to develop our own commercial manufacturing facility, which will require significant resources and we may fail to successfully develop the facility, which could adversely affect the commercial viability of our product candidates.

We currently rely on outside vendors to manufacture clinical supplies and process our product candidates, which is currently and will continue to be done on a patient-by-patient basis. We have not yet caused our product candidates to be manufactured or processed on a commercial scale, and may not be able to achieve manufacturing and processing on our own, including on a patient-by-patient basis, to satisfy demands for any of our product candidates. While the manufacturing and processing approach we intend to employ at our manufacturing facility is based upon the current approach undertaken by the NCI, we have limited experience in managing the T cell engineering process, and our process may be more difficult or expensive than the NCI’s current approach. Unlike the NCI, we expect to freeze engineered T cells to facilitate shipping and make certain other changes and we cannot be sure that even minor changes in the production process will not result in significantly different T cells or that such cells will be as safe and effective as those used in any NCI-based T cell therapy.

We do not currently own or lease any facility that may be used as our commercial manufacturing and processing facility. We are currently negotiating a lease for a commercial manufacturing facility, but may be unable to enter into any lease with respect to such facility on favorable terms or at all. We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the commercial viability of our product candidates. As a result, we may never be able to develop a commercially viable product. In addition, any manufacturing facility we develop will require FDA approval, which we may never obtain. Even if approved, we would be subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMPs, and other government regulations.

The manufacture of medical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of our product candidates will not occur in the future.

We may also experience manufacturing difficulties due to resource constraints or as a result of labor disputes. If we were to encounter any of these difficulties, our ability to provide our product candidates to patients would be jeopardized.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

Specifically, genetically engineering T cells faces significant competition in both the CAR and TCR technology space from multiple companies. Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, our Executive Vice President of Research & Development and Chief Medical Officer, our Chief Scientific Officer and our Chief Financial Officer & Chief Operating Officer. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business. Our strong relationship with the NCI is bolstered by our President and Chief Executive Officer’s relationship with Dr. Rosenberg of the NCI. If we lose our President and Chief Executive Officer or if Dr. Rosenberg leaves the NCI, our relationship with the NCI may deteriorate and our business could be harmed.

We conduct our operations at our facility in Southern California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 1, 2014, we had 46 employees, all of whom are full-time. As our development and commercialization plans and strategies develop, and as we continue to transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical management, and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We may form or seek strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our planned clinical trials for KTE-C19. If approved, we will require significant additional amounts in order to launch and commercialize our product candidates.

We believe that the proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operations for at least the next 36 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our product candidates, including funding our internal manufacturing capabilities, and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Our license agreements and CRADA may also be terminated if we are unable to meet the payment obligations under the agreements. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on NCI for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. In addition, we are reliant on the NCI for conducting research and development of our product candidates, and the NCI may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient by patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters, the location of our manufacturer of the CAR gene, and processing location are in California near major earthquake faults and fire zones. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

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the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, which we refer to collectively as the Healthcare Reform Act, and its implementing regulations, which require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. We currently do not carry clinical trial insurance or product liability insurance for eACT-based product candidates. Although we intend to obtain clinical trial insurance prior to the commencement of any clinical trials, we may not be able to obtain insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As of December 31, 2013, we had U.S. net operating loss carryforwards of approximately $11.7 million and U.S. federal and state research and development credits of $0.6 million. As a result of our most recent private placements and other transactions that have occurred over the past three years and our initial public offering, we believe we may have triggered an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. Accordingly, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At September 30, 2014, we had approximately $79.0 million of cash and cash equivalents and $116.4 million of marketable securities. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents and marketable securities since September 30, 2014, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents and marketable securities or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Risks Related to Our Reliance on Third Parties

We rely and will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We depend and will depend upon independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners to conduct our preclinical and clinical trials under agreements with us, including without limitation the NCI. We expect to have to negotiate budgets and contracts with CROs and study sites, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMPs and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We expect to rely on third parties to manufacture our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.

We currently rely on outside vendors to manufacture supplies and process our product candidates. Our anticipated reliance on a limited number of third-party manufacturers for clinical product supplies, and if we are unable to develop our own commercial manufacturing facility, for any commercial product supplies, exposes us to the following risks:

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We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

•	Contract manufacturers may not be able to execute our manufacturing procedures appropriately.

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Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

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Manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products.

•	Our third-party manufacturers could breach or terminate their agreement with us.

Our contract manufacturers are also subject to the same risks we face in developing our own manufacturing capabilities, as described above. Each of these risks could delay our clinical trials, the approval, if any of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue. In addition, we will rely on third parties to perform release tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

Cell-based therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

eACT requires many specialty raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product. In addition, those suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

In addition, some raw materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. We intend to develop our own manufacturing facility or facilities, which would make us subject to these same laws, regulations and risks. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of T cell therapies for cancer. We also intend to obtain regulatory approval of future TCR-based product candidates regardless of cancer type or origin, which the FDA may have difficulty accepting if our clinical trials only involved cancers of certain origins. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:

•	the availability of financial resources to commence and complete the planned trials;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an independent institutional review board, or IRB;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a subject by subject basis for use in clinical trials.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

The NCI may also experience similar difficulties in completing ongoing clinical trials and conducting future clinical trials of product candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

The FDA may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

We plan to conduct a Phase 1-2 clinical trial of KTE-C19 in patients with refractory DLBCL, PMBCL and TFL. If the results are sufficiently compelling, we intend to discuss with the FDA filing a BLA for approval of KTE-C19 for the treatment of refractory DLBCL, PMBCL and TFL. However, the general approach for FDA approval of a new biologic or drug is dispositive data from two well-controlled, Phase 3 clinical studies of the relevant biologic or drug in the relevant patient population. Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. We believe our accelerated approval strategy is warranted given the limited alternatives for patients with refractory DLBCL, PMBCL and TFL, but the FDA may ultimately require a Phase 3 clinical trial prior to approval, particularly since eACT represents a novel and personalized treatment.

Our Phase 1-2 clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical supplies or of any manufacturing facility we develop; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, if we were able to obtain accelerated approval of KTE-C19, the FDA would require us to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn.

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

The use of engineered T cells as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. We expect physicians in the large bone marrow transplant centers to be particularly influential and we may not be able to convince them to use eACT for many reasons. For example, certain of the product candidates that we will be developing target a cell surface marker that may be present on cancer cells as well as non-cancerous cells. It is possible that our product candidates may kill these non-cancerous cells, which may result in unacceptable side effects, including death. Additional factors will influence whether our product candidates are accepted in the market, including:

•	the clinical indications for which our product candidates are approved;

•	physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage, adequate reimbursement and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

In addition, although we are not utilizing embryonic stem cells or replication competent vectors, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance our product candidates. If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Healthcare Reform Act was enacted. The Healthcare Reform Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including our product candidates, under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect until 2024, unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which , among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Risks Related to Our Intellectual Property

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others.

On December 12, 2013, we entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret Biotech Ltd., or Cabaret, and Dr. Zelig Eshhar relating to certain intellectual property and know-how owned or licensed by Cabaret, which includes rights associated with KTE-C19, for use in the treatment of oncology and such other fields as may be agreed to by the parties. Cabaret may terminate the license in the event of a material breach of the agreement, including if we fail to make certain payments under the agreement, that remains uncured following the date that is 60 days from the date that we are provided with written notice by Cabaret. Additionally, Cabaret may terminate the license upon certain insolvency events. In addition, Cabaret in-licenses some of the intellectual property rights it is licensing to us. To the extent Cabaret fails to meet its obligations under its license agreements, which we are not in control of, we may lose the benefits of our license agreement with Cabaret.

Pursuant to a patent license agreement with the NIH, dated April 11, 2013, we hold an exclusive, worldwide license to certain intellectual property, including to intellectual property related to a CAR-based product candidate that targets the EGFRvIII antigen for the treatment of brain cancer, and head and neck cancer and a TCR-based product candidate that targets the CTA SSX2 for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer and sarcoma. We have a co-exclusive license to intellectual property related to these product candidates for the treatment of certain other cancers. The NIH may terminate or modify the NIH license in the event of a material breach or upon certain insolvency events that remains uncured following the date that is 90 days following written notice of such breach or insolvency event. Under the license, we are obligated to make certain payments as well as to meet certain development benchmarks within certain time periods, including initiating a Phase 2 clinical trial for the first licensed product within 20 months after the demonstration by the NCI of proof-of-concept. We may be unable to make these payments or meet these benchmarks or may breach our other obligations under this license, which could lead to the termination of this license.

Pursuant to an additional patent license agreement with the NIH, dated May 29, 2014, we hold an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. The NIH may terminate or modify the NIH license in the event of a material breach or upon certain insolvency events that remains uncured following the date that is 90 days following written notice of such breach or insolvency event. Under the license, we are obligated to make certain payments as well as to meet certain development benchmarks within certain time periods, including initiating a Phase 2 clinical trial for the first licensed product within 20 months after the demonstration by the NCI of proof-of-concept. We may be unable to make these payments or meet these benchmarks or may breach our other obligations under this license, which could lead to the termination of this license. Also, if the NIH receives a license application with a complete commercial development plan from a third party for commercial development of a licensed product, as they pertain to licensed patent rights for which the proposed commercial development is not reasonably addressed in our commercial development plan, then we may have to amend our commercial development plan, enter into a joint research and development plan, sublicense the patent rights or otherwise may lose our license rights.

In addition, the NIH has the right to require us to sublicense the rights to the product candidates covered by the NIH licenses upon certain conditions, including if it is necessary to meet health and safety needs that we are not reasonably satisfying or if it is necessary to meet requirements for public use specified by federal regulations, which we are not satisfying. To the extent we exercise the option to negotiate licenses to intellectual property relating to additional product candidates pursuant to the CRADA, we expect such licenses to have similar terms as the licenses with the NIH, including similar termination provisions.

Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. See “Business—Our Research and Development and License Agreements” for additional information regarding our license agreements.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and license agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We primarily rely on our license agreement with Cabaret with respect to CAR-based product candidates generally and KTE-C19 specifically, and rely and expect to rely on license agreements with the NIH for other product candidates. Certain intellectual property which is covered by these agreements has been developed with funding from the U.S. government. As such, our rights in this intellectual property are subject to certain research and other rights of the government.

We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. However, we cannot predict:

•	if and when patents will issue;

•	the degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Composition of matter patents for biological and pharmaceutical products such as CAR-or TCR-based product candidates are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications covering composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered patentable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For United States applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws that are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform is untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. We are aware of a U.S. patent held by a third party relating to certain CAR compositions of matter. Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when KTE-C19 or another CAR-based product candidate is approved by the FDA, that certain third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we do not believe that any claims of such patent that could otherwise materially adversely affect commercialization of our CAR-based product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in a litigation. In this regard, patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have rights to the intellectual property, through licenses from third parties and under patent applications that we own or will own, to develop KTE-C19 and certain other product candidates. Because our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. For instance, while we have certain intellectual property directed to a CAR-based product candidate that targets the EGFRvIII antigen, we may require an additional license relating to the EGFRvIII scFv target binding site in order to commercialize a CAR-based product candidate that targets the EGFRvIII antigen. In addition, while we have patent rights directed to certain CAR constructs we do not have, and do not expect to obtain, any intellectual property to broad TCR constructs. Rather, any intellectual property directed to TCR-based product candidates that we may obtain would be product specific.

Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, for licenses to additional product candidates, we would have to negotiate a license with the NIH or other third parties for the rights to certain patents and patent applications relating to such product candidates. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional eACT product candidates that we may seek to acquire.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States, and, in particular, our patents directed to CAR constructs do not extend outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to This Offering and Ownership of Our Common Stock

The price of our stock has been and may continue to be highly volatile, and you could lose all or part of your investment.

Prior to our initial public offering, there was no public market for our common stock. We cannot assure you that an active, liquid trading market for our shares will develop or persist. You may not be able to sell your shares quickly or at a recently reported market price if trading in our common stock is not active. The trading price of our common stock following our initial public offering has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section, these factors include:

•

the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;

•	our or NCI’s decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations if needed;

•	our failure to commercialize our product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates;

•	introduction of new products or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	the size and growth of our initial cancer target markets;

•	our ability to successfully treat additional types of cancers or at different stages;

•	actual or anticipated variations in quarterly operating results;

•	our cash position;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The NASDAQ Global Select Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of October 31, 2014, our executive officers, directors, and 5% stockholders beneficially owned approximately 42.6% of our voting stock. In addition, our principal stockholder, Arie Belldegrun, our President, Chief Executive Officer and Chairman, beneficially owns approximately 15.7% of our outstanding voting stock as of October 31, 2014. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the as adjusted net tangible book value per share after giving effect to this offering of $45.16 per share as of September 30, 2014, based on the public offering price of $54.00 per share, because the price that you pay will be substantially greater than the our net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of warrants or upon the exercise of options to purchase common stock under our 2014 Equity Incentive Plan, as amended, or the EIP, if we issue restricted stock to our employees under our EIP or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The NASDAQ Global Select Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of our initial public offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

As of October 31, 2014, we had 38,351,596 shares of common stock outstanding, approximately 29,366,629 of which are subject to 180-day contractual lock-ups entered into in connection with our initial public offering that expire on December 16, 2014.

Following the expiration of the lock-ups (or earlier if permitted by the managing underwriters) all shares of our common stock, other than shares subject to 90-day lock-ups entered into in conjunction with this offering, will be eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act, as well as our insider trading policy. See “Shares Eligible for Future Sale” for additional information. In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the appropriate lock-up period will be eligible for sale at that time. Sales of our common stock by current stockholders may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, and make it more difficult for you to sell shares of our common stock.

Certain holders of our securities are entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have registered on Form S-8 all shares of common stock that are issuable under the EIP. As a consequence, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described above.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to the EIP, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to the EIP, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the EIP is 9,150,000 shares. Additionally, the number of shares of our common stock reserved for issuance under the EIP will automatically increase on January 1 of each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We have broad discretion in the use of the net proceeds from our initial public offering and this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from our initial public offering and this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from our initial public offering to fund the planned Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in patients with refractory DLBCL, PMBCL and TFL, and additional trials for other indications for KTE-C19, advancement of any additional product candidates that we select, to expand our internal research and development capabilities to explore the next generation of eACT technology and new product candidates and to fund working capital, including general operating expenses. We expect to use the net proceeds from this offering to prepare for the commercialization of our product candidates with the development of our own manufacturing facility, to continue to expand our internal research and development capabilities to explore the next generation of eACT technology and new product candidates, and to fund working capital, including general operating expenses. We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets, including additional cancer immunotherapy product candidates. However, we have no current commitments or obligations to do so. The failure by our management to apply these funds effectively could harm our business. Pending their use, we have invested the initial public offering net proceeds and intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities, and corporate debt securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15%

or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if the clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more analysts do not initiate coverage of us, cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the success, cost and timing of our product development activities and clinical trials;

•	the ability and willingness of the NCI to continue research and development activities relating to eACT pursuant to the CRADA;

•

our ability to obtain and maintain regulatory approval of KTE-C19 and any other product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•

the ability to license additional intellectual property relating to a CAR-based product candidate targeting the EGFRvIII antigen from a third-party and relating to additional product candidates from the NIH and to comply with our existing license agreements;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	the commercialization of our product candidates, if approved;

•	our plans to research, develop and commercialize our product candidates;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to develop our own commercial manufacturing facility;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•

our ability to in-license, acquire, or invest in complementary businesses, technologies, products or assets to further expand our portfolio of eACT-based product candidates or to complement our eACT-based product candidates;

•	our use of the net proceeds from the initial public offering and this offering; and

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering at the public offering price of $54.00 per share, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $176.8 million, or $203.4 million if the underwriters’ option to purchase additional shares is exercised in full.

We anticipate that we will use the net proceeds of this offering for the following purposes:

•	$50.0 million to prepare for the commercialization of our product candidates with the development of our own commercial manufacturing facility;

•	$30.0 million to continue to expand our internal research and development capabilities to explore the next generation of eACT technology and new product candidates; and

•	the balance to fund working capital, including general operating expenses.

We may also use a portion of the remaining net proceeds to in-license, acquire, or invest in complementary businesses, technologies, products or assets, including additional cancer immunotherapy product candidates. However, we have no current commitments or obligations to do so.

The amount and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of NCI’s Phase 1-2a clinical trial for anti-CD19 CAR T cell therapy and of NCI’s other clinical trials of CAR- and TCR-based therapies. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 36 months. We anticipate that we will need to secure additional funding for the development of any additional product candidates we choose to develop and to establish and operate our commercial manufacturing facility.

Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to access to additional financing, the relative success and cost of our research, preclinical and clinical development programs and whether we are able to enter into future licensing arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and any other sources of cash are less than expected.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Select Market under the symbol “KITE” since June 20, 2014. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low intraday sales prices per share of our common stock, as reported on The NASDAQ Global Select Market:

2014	HIGH	LOW
Second quarter ended June 30, 2014 (beginning June 20, 2014)	$32.65	$25.27
Third quarter ended September 30, 2014	29.80	21.00
Fourth quarter ended December 31, 2014 (through December 10, 2014)	57.56	27.01

On December 10, 2014, the last reported sale price of our common stock on The NASDAQ Global Select Market was $54.37 per share. As of October 31, 2014, we had 140 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

DIVIDEND POLICY

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of September 30, 2014:

•	on an actual basis; and

•

on an as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of the common stock in this offering at the public offering price of $54.00 per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF SEPTEMBER 30, 2014
	ACTUAL	AS ADJUSTED
	(unaudited, in thousands, except per share data)
Cash and cash equivalents	$79,022	$255,791

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized and no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value: 200,000,000 shares authorized and 38,345,867 shares issued and outstanding, excluding 2,187,941 subject to repurchase, actual; 200,000,000 shares authorized and 41,830,867 shares issued and outstanding, excluding 2,187,941 subject to repurchase, as adjusted	38	42
Additional paid-in capital	238,227	414,992
Accumulated deficit	(44,986)	(44,986)

Total stockholders’ equity	193,172	369,941

Total capitalization	$193,172	$369,941

The number of shares of our common stock shown as issued and outstanding on an as adjusted basis in the table is based on the number of shares of our common stock outstanding as of September 30, 2014, and excludes:

•	4,031,032 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $3.86;

•	2,187,941 shares of common stock subject to repurchase by us at September 30, 2014;

•

159,049 shares of common stock issuable upon the exercise of warrants for shares of common stock outstanding as of September 30, 2014, at a weighted-average exercise price of $2.03841 per share of common stock;

•	360,000 shares of common stock reserved for future issuance under the ESPP, as of September 30, 2014; and

•	2,333,450 shares of common stock reserved for future issuance under the EIP as of September 30, 2014.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2014, was approximately $193.2 million, or $5.04 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of September 30, 2014.

After giving effect to the sale of shares of common stock by us at the public offering price of $54.00 per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2014 would have been approximately $369.9 million, or $8.84 per share. This represents an immediate increase in as adjusted net tangible book value of $3.80 per share to our existing stockholders and an immediate dilution of $45.16 per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$54.00
Historical net tangible book value per share as of September 30, 2014	$5.04
Increase in net tangible book value per share attributable to investors participating in this offering	$3.80

As adjusted net tangible book value per share after this offering		8.84

As adjusted dilution per share to investors participating in this offering		$45.16

If the underwriters exercise in full their option to purchase 522,750 additional shares of our common stock in this offering, the as adjusted net tangible book value will increase to $9.36 per share, representing an immediate increase in the as adjusted net tangible book value to existing stockholders of $0.52 per share and an immediate dilution of $44.64 per share to new investors participating in this offering.

The foregoing discussion and table are based on 38,345,867 shares of common stock outstanding as of September 30, 2014, and excludes:

•	4,031,032 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $3.86;

•	2,187,941 shares of common stock subject to repurchase by us at September 30, 2014;

•

159,049 shares of common stock issuable upon the exercise of warrants for shares of common stock outstanding as of September 30, 2014, at a weighted-average exercise price of $2.03841 per share of common stock;

•	360,000 shares of common stock reserved for future issuance under the ESPP, as of September 30, 2014; and

•	2,333,450 shares of common stock reserved for future issuance under the EIP as of September 30, 2014.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We derived the selected statement of operations data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. We derived the selected statement of operations data for the nine months ended September 30, 2013 and 2014 and the selected balance sheet data as of September 30, 2014 from our unaudited financial statements and related notes appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results from our interim period may not necessarily be indicative of the results of the entire year.

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$1,811	$5,088	$3,189	$15,232
General and administrative	770	1,339	839	8,172

Total operating expenses	2,581	6,427	4,028	23,404

Loss from operations	(2,581)	(6,427)	(4,028)	(23,404)

Other income (expense):
Interest income	36	52	31	129
Interest expense	(1)	(4)	(4)	(6,266)
Other (expense) income	(27)	13	13	(10)

Total other income (expense)	8	62	40	(6,147)

Net loss	$(2,573)	$(6,366)	$(3,988)	$(29,551)

Series A Preferred Stock dividend	—	(1,436)	(866)	(1,089)

Net loss available to common stockholders	$(2,573)	$(7,801)	$(4,854)	$(30,640)

Net loss per share, basic and diluted	$(0.48)	$(1.43)	$(0.89)	$(1.76)

Weighted-average shares outstanding, basic and diluted	5,314,214	5,473,384	5,459,226	17,383,846

	AS OF DECEMBER 31,		AS OF SEPTEMBER 30, 2014
	2012	2013
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$8,651	$22,357	$195,393
Working capital	8,230	21,235	192,942
Total assets	8,893	22,982	198,332
Securities convertible into equity	14,193	—	—
Convertible preferred stock	—	20	—
Accumulated deficit	(6,422)	(15,434)	(44,986)
Total stockholders’ equity (deficit)	7,847	21,581	193,172

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel cancer immunotherapy products designed to harness the power of a patient’s own immune system to eradicate cancer cells. We do this using our engineered autologous cell therapy, or eACT, which we believe is a market-redefining approach to the treatment of cancer. eACT involves the genetic engineering of T cells to express either chimeric antigen receptors, or CARs, or T cell receptors, or TCRs. These modified T cells are designed to recognize and destroy cancer cells. We have a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Health and Human Services, as represented by the National Cancer Institute, or the NCI, through which we are funding the research and development of eACT-based product candidates utilizing CARs and TCRs for the treatment of advanced solid and hematological malignancies. We currently fund a Phase 2 clinical trial of a TCR-based therapy and multiple Phase 1-2a clinical trials of CAR- and TCR-based therapies that are each being conducted by our collaborator, the NCI.

We plan to conduct a Phase 1-2 clinical trial in 2015 for our lead product candidate KTE-C19, a CAR-based therapy, in patients with refractory diffuse large B cell lymphoma, or DLBCL, primary mediastinal B cell lymphoma, or PMBCL, and transformed follicular lymphoma, or TFL. If we believe the data are compelling, we plan to discuss with the U.S. Food and Drug Administration, or FDA, the filing of a Biologics License Application, or BLA, for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL. In addition, we plan to begin Phase 2 clinical trials in 2015 for KTE-C19 in patients with relapsed/refractory mantle cell lymphoma, or MCL, chronic lymphocytic leukemia, or CLL, and acute lymphoblastic leukemia, or ALL. If we believe the data are compelling, we plan to pursue FDA approval for these additional indications.

Since inception, we have incurred significant operating losses. Our net losses were $2.6 million and $6.4 million for the years ended December 31, 2012 and 2013, respectively, and $4.0 million and $29.5 million for the nine months ended September 30, 2013 and 2014, respectively. We expect to continue to incur significant expenses and operating losses over at least the next several years. As of September 30, 2014, we had an accumulated deficit of $45.0 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially as we:

•

conduct our planned Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in patients with refractory DLBCL, PMBCL and TFL and the additional studies in subjects with other B cell lymphomas and leukemias;

•	continue the research and development of eACT;

•	identify and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish commercial manufacturing and processing facilities in-house;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval;

•	maintain, expand, and protect our intellectual property portfolio;

•	hire additional clinical, quality control, and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts.

To continue to fund operations, we may need to raise capital in addition to the net proceeds of this offering. We may obtain additional financing in the future through the issuance of our common stock, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 36 months. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Our Research and Development and License Agreements

Pursuant to the CRADA, we have an option to negotiate commercialization licenses from the National Institutes of Health, or the NIH, to intellectual property relating to CAR- and TCR-based product candidates developed in the course of the CRADA research plan. We currently have two patent license agreements with the NIH for intellectual property relating to various TCR-based product candidates and a CAR-based product candidate. We also have a license agreement with Cabaret Biotech Ltd., or Cabaret, and its founder relating to intellectual property and know-how owned or licensed by Cabaret and relating to CAR constructs that encompass KTE-C19. For additional information regarding the CRADA and our license agreements, see Note 5 to our audited financial statements and Note 6 to our unaudited financial statements appearing elsewhere in this prospectus.

Components of Operating Results

Revenues

To date, we have not generated any revenue. In the future, we may generate revenue from a combination of product sales, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of license fees, milestone and other payments, and the amount and timing of payments that we receive upon the sale of our products, to the extent any are successfully commercialized. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval of them, our ability to generate future revenue, and our results of operations and financial position, will be materially adversely affected.

Research and Development Expenses

To date, our research and development expenses have related primarily to the development of eACT. Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for research and development employees and consultants, facilities expenses, overhead expenses, cost of laboratory supplies, manufacturing expenses, fees paid to third parties, including the NCI and contract research organizations.

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from our external service providers. We adjust our accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements and license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase over the next several years as we seek to conduct our planned Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in subjects with refractory DLBCL, PMBCL and TFL and the additional studies in subjects with other B cell lymphomas and leukemias. We also expect to incur increased research and development expenses as we selectively identify and develop additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of our current or future preclinical programs and clinical trials of our product candidates.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	per patient trial costs;

•	the number of patients that participate in the trials;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidates.

In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance, accounting, business development and human resources functions. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to corporate matters and fees for accounting and consulting services.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization of our product candidates and the increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. The increased costs associated with being a public company include expenses related to services associated with maintaining compliance with NASDAQ listing rules and SEC requirements, insurance and investor relations costs.

Other Income (Expense)

Other income (expense), net consists of our interest income, interest expense and changes in our warrant liability valuation.

Results of Operations

Comparison of the Three Months Ended September 30, 2013 and 2014

The following table sets forth our results of operations for the three months ended September 30, 2013 and 2014.

	THREE MONTHS ENDED SEPTEMBER 30,
			CHANGE $
	2013	2014
	(unaudited, in thousands)
Operating expenses:
Research and development	$1,167	$5,716	$4,549
General and administrative	339	3,385	3,046

Total operating expenses	1,506	9,101	7,595

Loss from operations	(1,506)	(9,101)	(7,595)

Other income (expense):
Interest income	22	61	39
Interest expense	—	—	—
Other expense	(5)	(11)	(6)

Total other income	17	50	33

Net loss	$(1,489)	$(9,051)	$(7,562)

Research and Development Expenses

Research and development expenses were $1.2 million and $5.7 million for the three months ended September 30, 2013 and 2014, respectively. The increase in research and development expenses during this period of $4.5 million was primarily due to:

•	$1.8 million in stock based compensation expense related to our research and development staff and non-employees;

•	$1.6 million in compensation expense related to increased research and development staff and consultant costs; and

•	$1.0 million in costs related to our eACT development program.

General and Administrative Expenses

General and administrative expenses were $0.3 million and $3.4 million for the three months ended September 30, 2013 and 2014, respectively. The increase in general and administrative expenses during this period of $3.0 million was primarily due to:

•	$1.6 million of stock based compensation expenses related to our administrative personnel;

•	$0.8 million of expenses related to increased personnel costs, including employees and consultants; and

•	$0.2 million related to increased insurance premiums.

Comparison of the Nine Months Ended September 30, 2013 and 2014

The following table sets forth our results of operations for the nine months ended September 30, 2013 and 2014.

	NINE MONTHS ENDED SEPTEMBER 30,
			CHANGE $
	2013	2014
	(unaudited, in thousands)
Operating expenses:
Research and development	$3,189	$15,232	$12,043
General and administrative	839	8,172	7,333
Total operating expenses	4,028	23,404	19,376
Loss from operations	(4,028)	(23,404)	(19,376)
Other income (expense):
Interest income	31	129	98
Interest expense	(4)	(6,266)	(6,262)
Other expense	13	(10)	(23)
Total other income	40	(6,147)	(6,187)
Net loss	$(3,988)	$(29,551)	$(25,563)

Research and Development Expenses

Research and development expenses were $3.2 million and $15.2 million for the nine months ended September 30, 2013 and 2014, respectively. The increase in research and development expenses during this period of $12.0 million was primarily due to:

•	$6.6 million in stock based compensation expense related to our research and development staff and non-employees;

•	$3.1 million in compensation expense related to increased research and development staff and consultant costs; and

•	$1.6 million in costs related to our eACT development program.

General and Administrative Expenses

General and administrative expenses were $0.8 million and $8.2 million for the nine months ended September 30, 2013 and 2014, respectively. The increase in general and administrative expenses during this period of $7.4 million was primarily due to:

•	$4.0 million of stock based compensation expenses related to our administrative personnel;

•	$2.0 million of expenses related to increased personnel costs, including employees and consultants;

•	$0.5 million related to increased corporate expenses, primarily related to NASDAQ listing and investor relations; and

•	$0.3 million related to increased insurance and facilities occupancy expenses.

Interest Expense

Interest expense was $3,562 and $6.3 million for the nine months ended September 30, 2013 and 2014, respectively. In April 2014, we entered into a convertible promissory note purchase agreement with certain investors, pursuant to which we issued $50.0 million aggregate principal amount of convertible promissory notes, or the 2014 Notes. The increase in interest expense during this period of $6.3 million was primarily due to the beneficial conversion feature on the 2014 Notes, as further described under Note 7 to our unaudited financial statements appearing elsewhere in this prospectus

Comparison of the Years Ended December 31, 2012 and 2013

The following table sets forth our results of operations for the years ended December 31, 2012 and 2013.

	YEAR ENDED DECEMBER 31,		CHANGE $
	2012	2013
	(in thousands)
Operating expenses:
Research and development	$1,811	$5,088	$3,277
General and administrative	770	1,339	569

Total operating expenses	2,581	6,427	3,846

Loss from operations	(2,581)	(6,427)	3,846

Other income (expense):
Interest income	36	52	16
Interest expense	(1)	(4)	(3)
Other (expense) income	(27)	13	40

Total other income (expense)	8	62	53

Net loss	$(2,573)	$(6,366)	$3,793

Research and Development Expenses

Research and development expenses were $1.8 million and $5.1 million for the years ended December 31, 2012 and 2013, respectively. The increase in research and development expenses during this period of $3.3 million, or 183%, was primarily due to:

•	an additional $0.7 million in expenses under the CRADA, which was entered into in August 2012;

•	$0.2 million in payments to the NIH pursuant to our license agreement with the NIH entered into in April 2013;

•	an additional $1.5 million in compensation expense related to increased research and development staff;

•	$0.4 million in payments to Cabaret pursuant to our license agreement entered into in December 2013; and

•	$0.2 million in indirect costs related primarily to facilities charges.

General and Administrative Expenses

General and administrative expenses were $0.8 million and $1.3 million for the years ended December 31, 2012 and 2013, respectively. The increase in general and administrative expenses during this period of $0.5 million, or 63%, was primarily due to:

•	$0.4 million of expenses related to Board of Directors fees, legal costs and management consultants; and

•	$0.1 million related to increased occupancy costs.

Other income (expense)

Other income was $8,456 and $61,817 for the years ended December 31, 2012 and 2013, respectively. The increase in other income during this period of $53,361, or 631%, was primarily due to decreases in the placement agent warrant liability valuation.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for the last eleven fiscal quarters. The unaudited interim financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to a fair statement of our results of operations and financial position for these periods. These data should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The 2014 quarterly operating results are not necessarily indicative of our operating results for any future period.

	THREE MONTHS ENDED
	MARCH 31, 2012	JUNE 30, 2012	SEPTEMBER 30, 2012	DECEMBER 31, 2012	MARCH 31, 2013	JUNE 30, 2013	SEPTEMBER 30, 2013	DECEMBER 31, 2013	MARCH 31, 2014	JUNE 30, 2014	SEPTEMBER 30, 2014
	(unaudited, in thousands)
Operating expenses:
Research and development	$506	$376	$340	$589	$876	$1,146	$1,167	$1,899	$2,092	$7,424	$5,716
General and administrative	181	216	191	182	213	287	339	500	1,070	3,716	3,385

Total operating expenses	687	592	531	771	1,089	1,433	1,506	2,399	3,162	11,140	9,101

Loss from operations	(687)	(592)	(531)	(771)	(1,089)	(1,433)	(1,506)	(2,399)	(3,162)	(11,140)	(9,101)

Other income (expense):
Interest income	12	12	6	6	4	4	22	22	21	47	61
Interest expense	—	—	—	(1)	(2)	(1)	—	(1)	—	(6,266)	—
Other (expense) income	—	—	—	(27)	26	(7)	(5)	—	—	1	(11)

Total other income (expense)	12	12	6	(22)	28	(4)	17	21	21	(6,218)	50

Net loss	$(675)	$(580)	$(525)	$(793)	$(1,061)	$(1,437)	$(1,489)	$(2,378)	$(3,141)	$(17,358)	$(9,051)

Liquidity and Capital Resources

Sources of Liquidity

Prior to our initial public offering, we primarily funded our operations through private placements of convertible preferred stock and convertible notes. In February 2011, March 2011 and November 2012, we issued and sold convertible promissory notes in the aggregate principal amount of $15.3 million. In May 2013, the aggregate principal amount of approximately $15.0 million of convertible notes converted into 9,522,672 shares of Series A convertible preferred stock at a conversion price equal to $1.5751, representing a 15% discount to the purchase price, and the November 2012 note converted into 137,289 shares of Series A convertible preferred stock at a conversion price of $1.8531. We also issued an additional 10,655,436 shares of our Series A convertible preferred stock for $1.8531 per share and received $19.6 million in net proceeds. In April 2014, we issued and sold the 2014 Notes in the aggregate principal amount of $50.0 million. In addition, we received approximately $3.0 million in connection with the exercise of options by certain of our executive officers in April 2014, which includes the exercise by Dr. Belldegrun, our Founder and Chief Executive Officer, of all of his options for $2.7 million.

On June 25, 2014, we completed our initial public offering and sold 7,500,000 shares of our common stock at a price of $17.00 per share. Additionally, the underwriters exercised their option to purchase additional shares for an additional 1,125,000 shares at $17.00 per share. As a result of our initial public offering, we raised a total of approximately $134.1 million in net proceeds after deducting the underwriting discount and commissions of $10.3 million and offering expenses of $2.2 million. Costs directly associated with our initial public offering were capitalized and recorded as deferred initial public offering costs prior to the completion of our initial public offering. These costs have been recorded as a reduction of the proceeds received from the initial public offering. Upon completion of our initial public offering, (1) all outstanding shares of our Series A convertible preferred stock, plus accrued dividends, were converted into 20,393,906 shares of common stock, (2) all outstanding warrants to purchase Series A convertible preferred stock converted into warrants to purchase 159,049 shares of common stock and (3) we issued 3,300,735 shares of common stock as a result of the automatic conversion of the $50.0 million aggregate principal amount of the 2014 Notes, plus accrued interest thereon.

As of September 30, 2014, we had $79.0 million in cash and cash equivalents, and $116.4 million in marketable securities. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

We have incurred losses since our inception in 2009 and, as of September 30, 2014, we had an accumulated deficit of $45.0 million. We anticipate that we will continue to incur losses for at least the next several years. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, laboratory and related supplies, clinical costs, legal and other regulatory expenses and general overhead costs.

Because eACT is still in the early stages of clinical and preclinical development and the outcome of these efforts is uncertain, we cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, we may achieve profitability. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements.

Outlook

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements for at least the next 36 months. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress in these trials is uncertain.

Cash Flows

	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2012	2013	2013	2014
	(in thousands)		(unaudited, in thousands)
Net cash provided by (used in):
Operating activities	$(2,785)	$(5,612)	$(4,015)	$(12,418)
Investing activities	(2)	(279)	(105)	(117,978)
Financing activities	255	19,597	19,597	187,061

Net change in cash and cash equivalents	$(2,532)	$13,706	$15,477	$56,665

Operating activities

Net cash used in operating activities was $4.0 million during the nine months ended September 30, 2013 as compared to $12.4 million during the nine months ended September 30, 2014. The increase in cash used in operating activities of $8.4 million between the nine months ended September 30, 2013 and 2014 was primarily the result of increased operating expenses due to additional headcount, payment of annual bonuses, insurance premiums, facilities related costs, and payments made under the Cabaret license and other research and development and clinical activities.

Net cash used in operating activities was $2.8 million during the year ended December 31, 2012 as compared to $5.6 million during the year ended December 31, 2013. The increase in cash used in operating activities of $2.8 million between the years ended December 31, 2012 and 2013 was primarily the result of increased operating expenses due to additional headcount, payments made under the CRADA and other research and development and clinical activities and facility related costs.

Investing Activities

Net cash used in investing activities was $0.1 million during the nine months ended September 30, 2013 as compared to $118.0 million during the nine months ended September 30, 2014. The increase in cash used in investing activities of $117.9 million between the nine months ended September 30, 2013 and 2014 was primarily the result of transactional activity related to our marketable securities portfolio, as well as the acquisition of laboratory equipment.

Net cash used in investing activities was $1,919 during the year ended December 31, 2012 as compared to $278,843 during the year ended December 31, 2013. Cash used in investing activities consisted primarily of investment in laboratory equipment.

Financing Activities

Net cash provided by financing activities was $19.6 million during the nine months ended September 30, 2013 as compared to $187.1 million during the nine months ended September 30, 2014. The increase in cash provided by financing activities of $167.5 million between the nine months ended September 30, 2013 and 2014 was primarily the result of proceeds from our initial public offering and the 2014 Notes.

Net cash provided by financing activities was $0.3 million during the year ended December 31, 2012 as compared to $19.6 million during the year ended December 31, 2013. The increase in cash provided by financing activities of $19.3 million between the years ended December 31, 2012 and 2013 was primarily the result of $19.6 million in net proceeds received from the issuance of Series A convertible preferred stock in May 2013.

Contractual Obligations

The following summarizes our significant contractual obligations as of December 31, 2013.

	PAYMENT DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligation(1)	$6,394,109	$600,000	$1,890,256	$2,064,403	$1,839,450
Minimum license agreement fees(2)	140,619	140,619	—	—	—
Minimum manufacturing fees(3)	102,675	102,675	—	—	—

Total	$6,637,403	$843,294	$1,890,256	$2,064,403	$1,839,450

(1)

Consists of our lease agreement for a 20,000 square foot facility used for administrative and research and development activities. The lease commenced on June 15, 2013 and has a 10-year initial term expiring June 15, 2023. We also made a one-time security deposit in the amount of $100,000.

(2)

Consists of $95,619 in payments required to be paid to the NIH for past patent costs and for entering into the 2013 license agreement with NIH and the remainder to an additional licensor for past patent costs and a maintenance fee.

(3)	Consists of payments for costs incurred with third-party contract manufacturers.

Each of the CRADA and certain of our license agreements under which we may be required to pay a quarterly or annual fees is generally cancelable by us, given appropriate prior written notice and, as such, is excluded from the table above. The annual amount payable by us to maintain the CRADA and certain of our license agreements is approximately $1.1 million, and no maintenance fees are currently required under our 2013 license agreement with the NIH. Other than as disclosed in the table above, the payment obligations under the license agreements are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make development milestone payments and royalty payments in connection with the sale of products developed under these agreements. As of December 31, 2013, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not included in the table above. In addition, after December 31, 2013, we entered into a grant agreement with an initial annual budget of $60,000 that we are obligated to fund and entered into an additional license agreement with the NIH. For additional information regarding our agreements, including our payment obligations under the 2014 NIH license agreement, see Note 5 to our audited financial statements and Note 6 to our unaudited financial statements appearing elsewhere in this prospectus.

Additionally, we have entered into an agreement with third-party contract manufacturers for the manufacture and processing of our viral vectors and product candidates for clinical testing purposes, and we have entered and will enter into other contracts in the normal course of business with contract research organizations for clinical trials and other vendors for other services and products for operating purposes. These agreements generally provide for termination or cancellation, and, other than for costs already incurred, are not included in the table above.

We also have employment agreements with our management team and consultants that require the funding of specific payments, if certain events occur, such as a change of control or the termination of employment without cause. These potential payment obligations, which in the case of our named executive officers are described in “Executive and Director Compensation—Potential Payments Upon Termination or Change of Control,” are not included in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies as those accounting principles generally accepted in the United States that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 3 to our audited and unaudited financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the development process and the uncertainty of future benefits. Expenses related to patent costs for the years ended December 31, 2012 and 2013, for the nine months ended September, 2013 and 2014 were $32,929, $650,439, $299,046 and $69,149, respectively.

Research and Development

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from our external service providers. We adjust our accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period. Stock-based compensation is recognized only for those awards that are ultimately expected to vest. Common stock, stock options, and warrants or other equity instruments issued to non-employees, including consultants and members of our Scientific Advisory Board as consideration for goods or services received by us, are accounted for based on the fair value of the equity instruments issued unless the fair value of the consideration received can be more reliably measured. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of any options issued to non-employees is recorded as expense over the vesting period. Proceeds from options exercised by employees prior to vesting pursuant to an early exercise provision, the related shares of which we have the option to repurchase prior to the vesting date should employment of the early exercised option holder be terminated, are recognized as a liability until the shares vest.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates. As of September 30, 2014, we had $79.0 million in cash and cash equivalents, and $116.4 million in marketable securities. We generally hold our cash in interest-bearing money market accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and marketable securities and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents and marketable securities.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of novel cancer immunotherapy products designed to harness the power of a patient’s own immune system to eradicate cancer cells. We do this using our engineered autologous cell therapy, or eACT, which we believe is a market-redefining approach to the treatment of cancer. eACT involves the genetic engineering of T cells to express either chimeric antigen receptors, or CARs, or T cell receptors, or TCRs. These modified T cells are designed to recognize and destroy cancer cells. We currently fund a Phase 2 clinical trial of a TCR-based therapy and multiple Phase 1-2a clinical trials of CAR- and TCR-based therapies that are each being conducted by our collaborator, the Surgery Branch of the National Cancer Institute, or the NCI. In an ongoing clinical trial, patients with relapsed/refractory lymphomas and leukemias treated with CAR-based therapy experienced an objective response rate of 81%.

We plan to conduct a Phase 1-2 clinical trial in 2015 for our lead product candidate KTE-C19, a CAR-based therapy, in patients with refractory diffuse large B cell lymphoma, or DLBCL, primary mediastinal B cell lymphoma, or PMBCL, and transformed follicular lymphoma, or TFL. DLBCL, PMBCL and TFL are types of aggressive non-Hodgkin’s lymphoma, or NHL. If we believe the data are compelling, we plan to discuss with the U.S. Food and Drug Administration, or FDA, the filing of a Biologics License Application, or BLA, for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL. In addition, we plan to begin Phase 2 clinical trials in 2015 for KTE-C19 in patients with relapsed/refractory mantle cell lymphoma, or MCL, chronic lymphocytic leukemia, or CLL, and acute lymphoblastic leukemia, or ALL. If we believe the data are compelling, we plan to pursue FDA approval for the additional indications.

Immuno-oncology, which utilizes a patient’s own immune system to combat cancer, is one of the most actively pursued areas of research by biotechnology and pharmaceutical companies today. Interest and excitement for immuno-oncology is driven by recent compelling efficacy data in cancers with historically bleak outcomes and the potential to achieve a cure or functional cure for some patients. We believe eACT presents a promising innovation in immunotherapy. eACT has been developed through our collaboration with the NCI, where the program is led by Steven A. Rosenberg, M.D., Ph.D, a recognized pioneer in immuno-oncology. Our Founder and Chief Executive Officer, Arie Belldegrun, M.D., FACS, in addition to his prior roles at Agensys, Inc. and Cougar Biotechnology, Inc., also has significant experience in this field dating back to his time at the NCI as a research fellow in surgical oncology and immunotherapy with Dr. Rosenberg.

The patient’s immune system, particularly T cells, is thought to play an important role in identifying and killing cancer cells. eACT involves modifying a patient’s T cells outside the patient’s body, or ex vivo, causing the T cells to express CARs or TCRs, and then reinfusing the engineered T cells back into the patient. CARs can recognize native cancer antigens that are part of an intact protein presented on the cancer cell surface. TCRs broaden the therapeutic approach by recognizing fragments on the cancer cell surface derived from intracellular proteins. By combining both CAR and TCR approaches, we have the potential to generate a broad portfolio of products that can target both solid and hematological tumors.

We have a Cooperative Research and Development Agreement, or CRADA, with the U.S. Department of Health and Human Services, as represented by the NCI, through which we are funding the research and development of eACT-based product candidates utilizing CARs and TCRs for the treatment of advanced solid and hematological malignancies. We believe our collaboration with the NCI allows us to identify promising CAR- and TCR-based product candidates for clinical testing. We are currently funding a Phase 2 clinical trial of a TCR-based product candidate and multiple Phase 1-2a clinical trials on CAR- and TCR-based product candidates each conducted by the NCI. The NCI, with Dr. Rosenberg as the principal investigator, filed the investigational new drug applications, or INDs, with the FDA in order to conduct these trials. We will have to submit separate INDs to conduct our own clinical trials relating to these product candidates. Under the CRADA, we have an option to negotiate commercialization licenses from the National Institutes of Health, or the NIH, to intellectual property relating to CAR- and TCR-based product candidates developed in the course of the CRADA research plan. In addition, we plan to build out our internal research and development capabilities to explore the next generation of eACT technology and new product candidates.

Our lead product candidate, KTE-C19, is an anti-CD19 CAR T cell therapy. CD19 is a protein expressed on the cell surface of B cell lymphomas and leukemias. We are funding an ongoing NCI Phase 1-2a clinical trial utilizing anti-

CD19 CAR T cell therapy that is designed to establish a dose level and appropriate conditioning regimen, as well as to assess overall safety, in patients with B cell lymphomas and leukemias. The trial’s primary objective is to determine the safety and feasibility of the administration of anti-CD19 CAR T cell therapy. KTE-C19 will use the identical anti-CD19 CAR construct and viral vector that is being used in the NCI trial. However, we believe we have streamlined and optimized the NCI’s original manufacturing process of anti-CD19 CAR T cells for our KTE-C19 product candidate. In addition, the NCI has recently begun using the same manufacturing process that will be used for KTE-C19 in its ongoing Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy. On December 12, 2013, we entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret Biotech Ltd., or Cabaret, and its founder relating to intellectual property and know-how owned or licensed by Cabaret and relating to CAR constructs that encompass KTE-C19. While we are funding the NCI trial pursuant to the CRADA, we do not expect to license intellectual property relating to KTE-C19 from the NIH.

As of August 31, 2014, the objective response rate of the 26 evaluable patients in the NCI Phase 1-2a clinical trial was 81%. Objective response occurs when there is a complete remission or a partial remission, as measured by standard criteria. Generally, a complete remission requires a complete disappearance of all detectable evidence of disease, and a partial remission typically requires at least approximately 50% regression of measurable disease, without new sites of disease. As of August 31, 2014, 15 of the 26 treated patients were in remission. Three of the 15 patients later experienced disease progression after their first treatment and subsequently reestablished remission after a second course of treatment and remain in remission. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks.

We are initially advancing KTE-C19, which has been granted orphan drug designation by the FDA to treat DLBCL. The European Medicines Agency, or EMA, Committee for Orphan Medicinal Products has also adopted a positive opinion recommending KTE-C19 for designation as an orphan medicinal product for the treatment of DLBCL. The FDA designation may provide seven years of market exclusivity in the United States and the EMA designation, if approved by the European Commission, may provide ten years of market exclusivity in Europe, each subject to certain limited exceptions. However, the U.S. orphan drug designation and any European designation do not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

In the ongoing NCI Phase 1-2a clinical trial, 14 of the 26 evaluable patients had relapsed/refractory DLBCL, PMBCL or TFL. Ten of these patients had an objective response to anti-CD19 CAR T cell therapy and four did not respond to therapy. We are pursuing refractory DLBCL, PMBCL and TFL, as our first target indications because of these promising initial NCI results and the commercial opportunity inherent in the significant unmet need of this patient population. DLBCL and follicular lymphoma, or FL, are the most common subtypes of NHL, accounting for approximately 30% and 20%, respectively, of the total 70,000 NHL patients diagnosed each year in the United States, according to the American Cancer Society. Conventional therapy for FL is not curative, and virtually all patients develop progressive disease and chemo-resistance. A pivotal event in the history of some patients with FL is histological transformation to more aggressive malignancies, most commonly DLBCL. We refer to the transformed FL as TFL. There are approximately 1,650 new cases of PMBCL in the United States each year. Patients with refractory DLBCL, PMBCL and TFL following treatment under the current standards of care have a particularly dire prognosis, with no curative treatment options.

We may also seek to develop additional CAR-based product candidates. Currently, we are funding an NCI-sponsored Phase 1-2a clinical trial of a CAR-based T cell therapy targeting the EGFRvIII antigen in patients with glioblastoma, a highly malignant brain cancer.

Pursuant to the CRADA, we are also funding or expect to fund multiple NCI-sponsored Phase 2 and 1-2a clinical trials involving certain TCR-based T cell therapies, including those targeting SSX2, NY-ESO-1, MAGE and HPV antigens that are found on multiple cancers. We have an exclusive license with the NIH for intellectual property relating to a TCR-based T cell therapy targeting the antigen SSX2 for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer and sarcoma, and a co-exclusive license to this intellectual property for the treatment of certain additional cancer types. We also have an exclusive license with the NIH for intellectual property relating to a TCR-based T cell therapy targeting the antigen NY-ESO-1 for the treatment of any NY-ESO-1 expressing cancers. We are in the process of negotiating licenses with the NIH for intellectual property relating to product candidates targeting certain MAGE and HPV antigens. In addition, we have an option to negotiate commercialization licenses from the NIH to additional intellectual property relating to certain TCR-based product candidates that we are funding under the CRADA.

Our Strategy

Our goal is to be a leader in immunotherapies with multiple cancer indications. To achieve this, we are developing a pipeline of eACT-based product candidates for the treatment of advanced solid and hematological malignancies. Key elements of our strategy are to:

Rapidly advance KTE-C19 through clinical development.

Based upon promising initial clinical results from the NCI Phase 1-2a trial, we plan to advance our lead product candidate, KTE-C19, for the treatment of patients with refractory aggressive NHL. We plan to file an IND in December 2014 to initiate a Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in patients with refractory DLBCL, PMBCL and TFL. We anticipate patient enrollment to begin in the first half of 2015.

If we believe the data are compelling, we plan to discuss with the FDA the filing of a BLA for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL. The FDA may grant accelerated approval for product candidates for serious conditions that fill an unmet medical need based on a surrogate or intermediate clinical endpoint, including tumor shrinkage, because such shrinkage is considered reasonably likely to predict a real clinical benefit of longer life. Assuming compelling data, we believe our accelerated approval strategy is warranted, given the limited alternatives for patients with refractory aggressive NHL. Even if accelerated approval is granted, confirmatory trials will be required. We plan to initiate a randomized confirmatory study in refractory aggressive NHL in 2016 in order to fulfill likely post-marketing clinical study requirements to convert any accelerated approval to regular approval.

We also plan to begin Phase 2 clinical trials for KTE-C19 in patients with relapsed/refractory MCL, CLL and ALL. We anticipate patient enrollment to begin in 2015 in each of these clinical trials. If we believe the data are compelling, we plan to pursue FDA approval for these indications.

Continue our collaborative relationship with the NCI to selectively identify and advance additional product candidates.

Our collaboration with the NCI provides us the opportunity to select products for oncology development based on human proof-of-concept data rather than preclinical animal data alone. We believe this approach will significantly reduce the risk in our development programs. We plan to select products for development based on a favorable benefit-to-risk ratio and proof-of-concept established in the clinic by the NCI. We believe with our NCI collaboration, we could file at least one IND a year, exclusive of the NCI-related INDs and inclusive of INDs relating to KTE-C19, for the duration of the CRADA. We expect to file an IND relating to a TCR-based product candidate in late 2015 and an IND relating to a CAR-based product candidate targeting the EGFRvIII antigen in patients with glioblastoma in 2016. The CRADA has a five-year term expiring on August 30, 2017, and may be terminated earlier by the NCI. We intend to foster and, where mutually beneficial, expand our relationship with the NCI to further identify future product candidates, including products based on additional novel immunotherapy technology.

Advance multiple eACT-based product candidates to allow for treatment on a patient-by-patient basis.

We believe the addition of other eACT-based product candidates to the pipeline would increase the cancer population coverage and allow us to leverage the expected manufacturing and development capabilities relating to KTE-C19.

We plan to exclusively license and develop a portfolio of TCR-based product candidates targeting various cancers based on data from the NCI Phase 2 clinical trial and Phase 1-2a clinical trials that we are funding under the CRADA. We plan to develop a TCR-based product portfolio that targets specific antigens expressed by cancer cells irrespective of where the cancer originates. As a result, we believe this approach may allow for regulatory approvals of our personalized TCR-based product candidates without respect to cancer cell origin.

We may also seek to develop additional CAR-based product candidates, including a product candidate that targets the EGFRvIII antigen.

In addition, we may in-license, acquire, or invest in complementary businesses, technologies, products or assets to further expand our portfolio of eACT-based product candidates or to complement our eACT-based product candidates.

Establish commercialization and marketing capabilities of current and future pipeline products.

We intend to develop our own commercial manufacturing facility in Los Angeles county. Upon any regulatory approval of KTE-C19, we intend to build a focused specialty sales and marketing organization to commercialize KTE-C19. We expect to initially target the 50 highest volume transplant and lymphoma referral centers in the United States. We may also selectively partner with third parties to commercialize and market any approved product candidates outside the United States.

Engineered Autologous Cell Therapy (eACT)

White blood cells are a component of the immune system and are responsible for defending the body against infectious pathogens and other foreign material. There are several types of white blood cells, including T cells, natural killer cells, and B cells. T cells can be distinguished from other white blood cells by T cell receptors present on their cell surface. These receptors contribute to tumor surveillance by helping T cells recognize cancerous cells. The T cell has the ability to kill the cancerous cell once it is identified. When the T cells with cancer-specific receptors are absent, present in low numbers, of poor quality or rendered inactive by suppressive mechanisms employed by tumor tissue, cancer may grow and spread to various organs. In addition, standard of care treatments can be deleterious to T cells’ ability to kill cancer. We believe eACT has the potential to treat cancer by overcoming the limits of a person’s immunosurveillance by increasing the effectiveness and number of a patient’s cancer-specific T cells.

eACT involves (1) harvesting T cells from the patient’s blood, (2) genetically engineering T cells to express cancer-specific receptors, (3) increasing the number of engineered T cells and (4) infusing the functional cancer-specific T cells back into the patient. These cancer-specific T cells are engineered to recognize and kill cancer cells based on their specific protein targets. The T cell engineering process that we have developed, and are preparing to implement in our Phase 1-2 clinical trial, for KTE-C19, takes approximately two weeks from receipt of the patient’s white blood cells to infusion of the engineered T cells back to the patient. We intend to provide eACT to patients after they receive a short chemotherapy conditioning regimen, which is intended to improve the survival and proliferative capacity of the newly infused T cells.

Using eACT technology, T cells can be genetically modified to express one of two classes of cancer-specific receptors: CARs or TCRs. CARs recognize native cancer antigens that are part of an intact protein on the cancer cell surface. TCRs broaden the therapeutic approach by targeting cancer proteins that reside inside the cancer cells. In ordinary cell metabolism, intracellular proteins are broken down into fragments called peptides. These peptides are then “displayed” on the cell membrane by a “presenting” molecule called major histocompatibility complex, or MHC. While T cells may not be able to recognize cancer-specific proteins inside a cancer cell, T cells that are engineered with TCRs are able to recognize a specific peptide from an intracellular protein when it is displayed on the cancer cell surface.

T cells engineered with CARs or TCRs can proliferate inside a patient and have the potential to infiltrate the microenvironment of a solid cancer mass, killing large numbers of cancer cells. Furthermore, we believe T cells engineered with CARs or TCRs can potentially overcome several mechanisms of tumor escape to which endogenous T cells may be susceptible. Upon activation, the T cells release cytokines, which contribute to the killing of cancer cells. However, excessive cytokine release can result in a systemic inflammatory reaction consisting of fever and low blood pressure.

CARs and TCRs are discussed in more detail below.

CARs

Engineering T cells with a CAR involves using a viral vector (a delivery vehicle) containing the CAR gene to transduce, or integrate, that gene into the T cell’s chromosomal make-up. The CAR gene encodes the single-chain CAR protein. The KTE-C19 CAR is comprised of the following elements:

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Target Binding Domain: At one end of the CAR is a target binding domain of an antibody that is specific to the target antigen CD19 on the cancer cell surface. This domain extends out of the engineered T cell into the extracellular space, where it can recognize target antigens. The target binding domain consists of a single-chain variable fragment, or scFv, of an antibody comprising variable domains of heavy and light chains joined by a short linker. This allows the expression of the CAR as a single-chain protein.

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Transmembrane Domain and Hinge: This middle portion of the CAR links the scFv target binding domain to the activating elements inside the cell. This transmembrane domain “anchors” the CAR in the cell’s membrane. In addition, the transmembrane domain may also interact with other transmembrane proteins that enhance CAR function. In the extracellular region of the CAR, directly adjacent to the transmembrane domain, lies a “hinge” domain. This region of the CAR provides structural flexibility to facilitate optimal binding of the CAR’s scFv target binding domain with the target antigen on the cancer cell’s surface.

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Activating Domains: Located within the T cell’s interior are two regions of the CAR responsible for activating the T cell upon binding to the target cell. The CD3z element delivers an essential primary signal within the T cell, and the CD28 element delivers an additional, co-stimulatory signal. Together, these signals trigger T cell activation, resulting in proliferation of the CAR T cells and direct killing of the cancer cell. In addition, T cell activation stimulates the local secretion of cytokines and other molecules that can recruit and activate additional anti-tumor immune cells.

TCRs

Engineering T cells with a TCR involves using a viral vector containing TCR genes to transduce those genes into the T cell’s chromosomal makeup. The TCR genes encode two protein chains, which are designed to bind with specific peptides presented by MHC on the surface of certain cancer cells. The TCR protein chains are expressed on the T cell surface where they associate with CD3 proteins, which are natural components of the T cell. Upon binding of the TCR to the peptide-MHC complex on the cancer cell surface, the CD3 proteins deliver signals that trigger T cell activation, resulting in proliferation of the TCR T cells, direct killing of the cancer cell and stimulation of cytokines and other molecules that can recruit and activate additional anti-tumor immune cells.

TCR technology primarily targets cancer antigens that fall into two main categories: self-antigens and cancer-specific antigens. Self-antigens are generally shared across patients and include differentiation markers and cancer testis antigens, or CTAs. CTAs are expressed on a wide variety of common tumor types of various histological origins. We believe a subset of CTAs, which include SSX2, NY-ESO-1 and MAGE, are appropriate eACT targets because their expression on normal tissue is generally restricted to tissues that do not express MHC in adults. As a result, T cells engineered to target cells with such CTAs would target cancer cells rather than non-cancerous cells. We are initially focused on developing CTA-specific TCR-based product candidates. In the future, we may also target cancer-specific antigens, which are those derived from mutations arising in the tumor.

CAR and TCR Differences

There are three main differences between CARs and TCRs:

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MHC Restriction: Since TCRs recognize peptides only in the context of MHC molecules expressed on the surface of the target cell, their peptide specificity is termed MHC-restricted. In contrast, CAR target recognition is MHC-unrestricted. In humans, MHC molecules are known as human leukocyte antigen, or HLA, proteins. There are several HLA protein types which display genetic variation across the human population. As a result, a TCR-based product candidate would have to be matched to the HLA type of the patient.

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Cancer Target Frequency: CARs recognize native cancer antigens that are part of an intact protein on the cancer cell surface. Bioinformatic studies predict that 20% to 30% of all encoded proteins may be extracellular or membrane-associated. TCRs broaden the therapeutic approach by recognizing specific peptides of intracellular proteins that are displayed on the cancer cell surface in combination with MHC.

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Antigen-Presenting Cell Recognition: As opposed to CARs, TCRs have the potential to recognize cancer antigens not only presented directly on the surface of cancer cells but also presented by antigen-presenting cells in the tumor microenvironment and in secondary lymphoid organs. Antigen-presenting cells are native immune-system cells responsible for the amplification of the immune response.

Other Immunotherapies

Immuno-oncology is one of the most actively pursued areas of research by biotechnology and pharmaceutical companies today. Over the past few decades, several novel treatment methodologies have emerged that modulate the immune system including vaccines and monoclonal antibodies. Therapeutic vaccines have historically been associated with modest efficacy in the treatment of cancer. They commonly utilize dendritic cells, a form of immune cell that presents tumor antigens to T cells, which can result in T cell activation. Similarly, monoclonal antibodies, after binding a cancer antigen, classically utilize an effector arm in order to stimulate an immunological response.

More recently, interest and excitement has centered around the use of bi-specific antibodies and checkpoint inhibitors. Bi-specific antibodies commonly target both the cancer antigen and T cell receptor, thus bringing both cancer cells and T cells in close proximity to maximize the likelihood of an immune response to the cancer cells. Checkpoint inhibitors, or CPIs, work by releasing the body’s natural “brakes” on the immune system. Tumors can evade immune surveillance by triggering co-inhibitory receptors that can blunt T cell effectiveness and proliferation. By targeting these receptors, CPIs release these brakes, thereby reactivating T cells. Both bispecific antibodies and CPIs require functioning T cell populations in order to exert their effect.

We believe our eACT presents a promising innovation in immunotherapy by focusing directly on the key immune mediator, the T cell. Our genetically engineered T cells bind to cancer cells directly, and as such, have the potential to kill a substantial number of tumor cells. In addition, we note that eACT may be synergistic with other forms of immunotherapy. As an example, eACT may potentially be used in combination with CPIs to enhance efficacy.

Our Product Pipeline

We are developing a pipeline of eACT-based product candidates for the treatment of advanced solid and hematological malignancies. Our lead product candidate, KTE-C19, is a CAR-based eACT that targets the CD19 antigen on cancer cells. In addition to KTE-C19, we expect to develop additional CAR- and TCR-based product candidates. We also plan to build out our internal research and development capabilities to explore the next generation of eACT technology and new product candidates.

KTE-C19

Overview

We are initially developing KTE-C19 for the treatment of refractory aggressive NHL. NHL is a cancer of white blood cells, including B cells. CD19 is expressed on the surface of B cells, including malignant B cells, and it is not expressed on any other tissue. B cells are considered non-essential tissue, as they are not required for patient survival. We believe CD19 is an appropriate target for the treatment of all types of B cell leukemias and lymphomas.

Diffuse Large B Cell Lymphoma, Primary Mediastinal B cell Lymphoma and Transformed Follicular Lymphoma

We expect initially to develop and seek approval of KTE-C19 for the treatment of patients with refractory DLBCL, PMBCL and TFL. According to the American Cancer Society, DLBCL is the most common subtype of NHL, accounting for approximately 30% of the total 70,000 NHL patients diagnosed each year in the United States. It is classified as an aggressive lymphoma, in which survival is measured in months rather than years.

First line therapy for patients with DLBCL usually consists of chemotherapy regimen known as R-CHOP (rituximab, cytoxan, adriamycin, vincristine and prednisone), which includes the use of a monoclonal antibody known as rituximab. Approximately 50% to 60% of DLBCL patients are cured with first line therapy.

For patients who relapse or are refractory to first line therapy, the current standard of care for second line therapy consists of a platinum-based chemotherapy regimen with rituximab. These second line chemotherapy regimens are either R-ICE (rituximab, ifosfamide, carboplatin and etoposide) or R-DHAP (rituximab, dexamethasone, cytarabine and cisplatin).

Patients who respond to second line therapy may go on to receive hematopoietic cell transplantation, or HCT. Patients who do not respond to second line therapy or relapse after HCT are treated with a third line salvage chemotherapy. These patients have a poor prognosis and treatment is generally palliative with no curative treatment options.

Follicular lymphoma, or FL, is the second most common type of NHL and the most common type of indolent NHL, or iNHL. There are approximately 15,300 new diagnoses of FL in the United States each year. Conventional therapy for

FL is not curative, and virtually all patients develop progressive disease and chemo-resistance. A pivotal event in the history of some patients with FL is histological transformation to more aggressive malignancies, most commonly DLBCL.

Due to differences in clinicopathologic features and treatment regimens, PMBCL can be considered a different patient population to DLBCL. There are approximately 1,650 new cases of PMBCL in the United States each year. Patients can be generally classified as having either limited stage or advanced stage disease. Limited stage disease can be contained within one irradiation field. In contrast, advanced stage disease refers to disease that cannot be contained within one irradiation field, bulky disease (greater than ten centimeter wide tumors), and tumors that have an associated pericardial or pleural effusion. Patients of advanced stage disease are typically treated with induction chemoimmunotherapy. Primary refractory disease occurs when initial therapy fails to achieve a complete response and the general approach is to administer systemic chemotherapy with or without rituximab with plans to proceed to high-dose chemotherapy and HCT in those with chemotherapy-sensitive disease. The treatment of patients who are not candidates for HCT, who fail to respond to second line chemotherapy regimens, or who relapse after HCT is generally palliative. Salvage therapy is rarely curative.

Other Lymphomas and Leukemias

We also expect to develop and seek regulatory approval of KTE-C19 for the treatment of other lymphomas and leukemias, including MCL, CLL and ALL.

There are approximately 4,100 new cases of MCL in the United States each year. Therapy for MCL is not curative, and virtually all patients will have refractory or recurrent disease. Treatment of MCL is difficult due to the rapid development of resistance to therapy.

CLL is the most common leukemia, with approximately 15,000 new cases in the United States per year. It is characterized by a progressive accumulation of functionally incompetent lymphocytes which are monoclonal in origin. Most patients with CLL will have an initial complete or partial response to chemotherapy, but relapse invariably occurs after treatment discontinuation unless the patient undergoes allogeneic HCT, which is the only known curative therapy. Almost all patients with CLL will develop refractory disease.

ALL is another main type of leukemia and has an aggressive course. Approximately 6,000 patients are diagnosed with ALL in the United States each year. Approximately 90% of patients with ALL will demonstrate a complete remission with intensive induction chemotherapy. However, after consolidation and maintenance therapy, the majority of patients will relapse in the bone marrow. Although approximately half of patients with relapsed ALL will obtain a second complete remission, most will eventually die from leukemia. The prognosis of patients with relapsed or refractory ALL is poor, with median survival less than one year.

Clinical Experience

We are funding a Phase 1-2a clinical trial of anti-CD19 CAR T cell therapy that is being conducted by the NCI, with Dr. Steven A. Rosenberg as the principal investigator. The anti-CD19 CAR T cell therapy is being administered to patients with CD19-positive B cell malignancies. The trial’s primary objective is to determine the safety and feasibility of the administration of anti-CD19 CAR T cell therapy with a conditioning regimen that does not include any stem cell transplantation, or myeloablative, conditioning regimen in patients with B cell malignancies. The trial’s secondary objectives are to determine (1) the in vivo survival of the anti-CD19 CAR transduced T cells and (2) if the treatment regimen causes regression of B cell malignancies. As of August 31, 2014, a total of 30 patients had been treated, including three patients who received two doses of the CAR T cells. Most patients received at least three lines of prior therapy, and 76% were refractory to the last line of chemotherapy.

Three groups of patients have been treated to date. Group 1 consisted of eight patients, including one patient who was retreated, treated with various doses of CAR T cells following a conditioning regimen consisting of high dose cyclophosphamide for two days followed by fludarabine for five days. These patients also received high dose Interleukin-2 after the CAR T cell administration to stimulate their proliferation. Group 2 consisted of 15 patients, including two patients from group 1 who were retreated, who received cyclophosphamide and fludarabine and no Interleukin-2 following the CAR T cell administration. After these 21 patients were treated, the doses of cyclophosphamide and fludarabine were reduced to improve the tolerability of the regimen for group 3. The NCI is currently enrolling additional patients using this reduced intensity conditioning regimen. As of August 31, 2014, nine patients have received CAR T cells using the reduced intensity conditioning regimen in group 3.

Efficacy

The 30 patients received a total of 33 infusions of anti-CD19 CAR, as three patients were retreated upon eventual cancer progression after the first dose of CAR T cells. Of the 30 patients who were treated, two were not evaluable for efficacy due to death prior to the first response evaluation, as noted below, and two others had been treated but had not yet reached the one month follow-up disease assessment and therefore were not yet evaluated.

For the 26 evaluable patients, the objective response rate was 81%. Objective response occurs when there is a complete remission or a partial remission, as measured by standard criteria. Generally, a complete remission requires a complete disappearance of all detectable evidence of disease, and a partial remission typically requires at least approximately 50% regression of measurable disease, without new sites of disease. The greatest change in shrinkage of the tumor masses for each evaluable patient is shown in the following chart.

Waterfall Plot of Tumor Shrinkage

Tumor responses tended to occur relatively early after conditioning and anti-CD19 CAR T cell therapy, typically at the first follow-up scan at month one. As of August 31, 2014, 15 of the 26 evaluable patients were in remission. Three of the 15 patients later experienced disease progression after their first treatment and subsequently reestablished remission after a second course of treatment and remain in remission.

We believe these results are compelling in heavily pretreated patients, most of whom had received at least three lines of prior therapy, and 76% of whom were refractory to the last line of chemotherapy.

Safety

When the patients received the CAR T cells, all of them had low blood counts due to the chemotherapy conditioning regimen. The most prominent acute toxicities included symptoms thought to be associated with the release of cytokines, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, such as confusion, somnolence, and speech impairment. Grade 3 and 4 toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks.

The following table summarizes the adverse events by worst grade attributed to the CAR T cell infusion in the 30 patients treated as of August 31, 2014, with grade 2 representing moderate toxicity, grade 3 representing severe toxicity and grade 4 representing life threatening toxicity. Grade 5 toxicity represents toxicity resulting in death and no occurrences of Grade 5 toxicity were related to the CAR T cell infusion.

Summary of Adverse Events related to Anti-CD19 CAR T Cells by Worst Grade

Patients in this clinical trial received cell doses ranging from 1-30 million cells per kilogram of body weight. Although the regimen was adjusted during the trial in response to toxicity, it is not yet clear how toxicity is related to cell dosage and conditioning chemotherapy.

Patients chosen for the clinical trial generally had a poor prognosis and four patients in the trial died. One patient in group 1 died of influenza pneumonia 18 days after receiving the anti-CD19 CAR T cell therapy. This patient had received the high dose conditioning regimen prior to administration of the CAR T cells, as well as high dose Interleukin-2 subsequently. The patient’s death was not attributed to the CAR T cells. A second patient, who was in group 2, died suddenly of an unknown cause 16 days after receiving the anti-CD19 CAR T cell therapy. This patient originally presented with extensive lymphoma in her chest surrounding her heart. At autopsy, no cause of death was determined, so the presumed cause of death was a heart arrhythmia. This patient’s death was considered unrelated to the treatment. A third patient, who was in group 2, and a fourth patient, who was in group 3, each died more than 30 days after receiving the anti-CD19 CAR T cell therapy due to disease progression.

Anti-CD19 CAR T cell therapy can result in long-term B cell depletion that may require patients to receive periodic doses of gammaglobulin to help prevent infections. However, B cells are considered to be non-essential tissue, as they are not required for patient survival.

In a separate Phase 1 dose escalation study conducted by the Pediatric Oncology Branch of the NCI, administration of anti-CD19 CAR T cells resulted in a 70% complete response rate in 20 pediatric or young adult patients with relapsed/refractory ALL. Sixty percent of the 20 patients achieved a minimal residual disease, or MRD, negative complete response. Ten of the patients who had an MRD-negative complete response subsequently underwent hematopoietic stem-cell transplantation, and all 10 remained disease free. The study’s primary objectives were to determine maximum tolerated dose, feasibility and toxicity. As seen in the Phase 1-2a clinical trial described above, infusion of anti-CD19 CAR T cells was associated with significant, acute toxicities, including febrile neutropenia, cytokine release syndrome, chemical laboratory abnormalities, low blood counts and transient neurological deficits.

Preclinical Experience

Anti-CD19 CAR T cell therapy has been explored in both in vitro and animal studies, with positive results. In the laboratory, in vitro studies demonstrated robust killing activity by anti-CD19 CAR T cells of human CD19-positive target cells. Additionally, in a fully immune-competent mouse lymphoma model, anti-CD19 CAR T cell infusion resulted in profound and durable tumor regression and long-term disease-free survival. Mice that received T cells expressing a CAR with irrelevant specificity, or no T cells at all, rapidly developed large lymphoma masses and extensive metastatic lymphoma in spleen and lymph nodes. Other mice studies revealed that irradiation before anti-CD19 CAR T cell transfer was critical for anti-tumor activity.

In the mice studies, no toxicities associated with anti-CD19 CAR T cell therapy were observed, except for a complete and extended depletion of normal B cells after anti-CD19 CAR T cell therapy.

Development Strategy

We plan to file an IND in December 2014 to initiate a Phase 1-2 single-arm multicenter clinical trial of KTE-C19 in approximately 120 patients with refractory DLBCL, PMBCL and TFL. Refractory disease is defined as patients with no response to last their therapy or patients who have relapsed within 12 months of an autologous transplant. We expect to use the results of the NCI’s clinical trial of anti-CD19 CAR T cell therapy to support this IND filing, as we expect the NCI results to establish not only dose level and safety, but also proof-of-concept of the efficacy of the therapy to shrink tumors. Since KTE-C19 uses the same CAR construct and viral vector as the NCI’s anti-CD19 CAR T cells, with a comparable manufacturing process, we believe we can rely on the NCI data to support our IND filing. We plan to use both the dose level and reduced intensity-conditioning regimen as is currently being used in group 3 of the ongoing NCI study. We anticipate patient enrollment to begin in the first half of 2015. We expect the clinical trial to be conducted at approximately 25 sites, with objective response rate as the primary endpoint. In the Phase 2 portion of the trial, we expect to treat approximately 72 patients with DLBCL in cohort one and approximately 40 patients with PMBCL and TFL in cohort two. If we believe the data are compelling and show a convincing benefit-to-risk ratio compared to historical data, we plan to file a BLA for accelerated approval of KTE-C19 as a treatment for patients with refractory DLBCL, PMBCL and TFL.

We plan to initiate a randomized confirmatory study in refractory aggressive NHL in 2016 in order to fulfill likely post-marketing clinical study requirements to convert any accelerated approval to regular approval. The design of this randomized confirmatory study has yet to be confirmed pending regulatory discussion and emerging clinical data. This study is planned to be initiated in 2016 and to be ongoing at the time of the expected BLA approval for accelerated approval in refractory DLBCL, PMBCL and TFL. If the randomized confirmatory study demonstrates a clinically and statistically significant survival benefit, and assuming approval of the BLA, we would plan to file a Biologics License Supplement, or BLS, for regular approval.

We also plan to begin Phase 2 clinical trials for KTE-C19 in patients with relapsed/refractory MCL, CLL and ALL. We anticipate patient enrollment to begin in 2015 for each of these clinical trials. If we believe the data are compelling, we plan to pursue FDA approval for the additional indications.

Additional eACT-Based Product Candidates

We collaborate with the NCI to identify promising CAR- and TCR-based product candidates for clinical testing. Pursuant to the CRADA, we are funding an NCI Phase 2 and multiple NCI Phase 1-2a clinical trials involving certain CAR- and TCR-based T cell therapies. Under the CRADA, we have an option to negotiate commercialization licenses from the NIH to intellectual property relating to CAR- and TCR-based product candidates developed in the course of the CRADA research plan.

We expect to select CAR- and TCR-based product candidates for development based on data from the clinical trials being conducted by the NCI pursuant to the CRADA. Our collaboration with the NCI provides us the opportunity to select products for oncology development based on human proof-of-concept data rather than preclinical animal data alone. We believe this approach will significantly reduce the risk in our development programs. We plan to select product candidates for further development based on a favorable benefit-to-risk ratio and proof-of-concept established in the NCI clinical trials.

We believe the addition of other eACT-based product candidates to our pipeline would increase the cancer population coverage and allow us to leverage the expected manufacturing and development capabilities relating to KTE-C19.

CAR-Based Product Candidates

We may seek to develop additional CAR-based product candidates. Currently, we are funding an NCI Phase 1-2a clinical trial of a CAR-based T cell therapy targeting the EGFRvIII antigen in patients with glioblastoma, a highly malignant brain cancer. The NCI is conducting this trial at the NIH and has enrolled 17 patients to date. The trial’s primary objectives are to (1) evaluate the safety of the administration of anti-EGFRvIII CAR T cell therapy in patients receiving the nonmyeloablative conditioning regimen, and Interleukin-2 and (2) determine the six month progression free survival of patients receiving anti-EGFRvIII CAR T cell therapy and Interleukin-2 following a nonmyeloablative but lymphoid depleting preparative regimen. The trial’s secondary objectives are to (1) determine the in vivo survival of the gene-engineered cells and (2) evaluate radiographic changes after treatment to measure objective tumor response. Patients are currently being enrolled into the Phase 1 dose escalation part of the trial and no results from this trial have been published.

TCR-Based Product Candidates

Pursuant to the CRADA, we are funding or expect to fund NCI Phase 2 and 1-2a clinical trials involving TCR-based T cell therapies targeting SSX2, NY-ESO-1, MAGE and HPV antigens. These antigens are found on multiple cancers. The NCI Phase 2 clinical trial of a TCR-based therapy targeting the NY-ESO-1 antigen is being conducted at the NIH and has enrolled three patients to date. The trial’s primary objective is to determine whether the administration of anti-NY-ESO-1 plus high-dose Interleukin-2 following a nonmyeloablative lymphoid depleting preparative regimen may result in objective tumor regression in patients with metastatic cancers that express the NY-ESO-1 antigen. The trial’s secondary objectives are to (1) determine the in vivo survival of the gene engineered cells and (2) determine the toxicity profile of this treatment regimen. Patients are currently being enrolled into the dose escalation part of the trial and no results from this trial have been published.

Two NCI Phase 1-2a clinical trials of TCR-based therapies targeting the MAGE antigen are being conducted at the NIH. One trial has enrolled seven patients to date and this trial’s primary objectives are to determine (1) a safe dose of the administration of autologous T cells transduced with an anti-MAGE-A3-DP0401/0402 restricted, or MAGE-A3-DP4, TCR and Interleukin-2 to patients following a nonmyeloablative but lymphoid depleting preparative regimen, (2) if this approach will result in objective tumor regression in patients with metastatic cancer expressing MAGE-A3-DP4 and (3) the toxicity profile of this treatment regimen. This trial’s secondary objective is to determine the in vivo survival of gene-engineered cells. The second trial has enrolled two patients to date and this trial’s purpose is to see if the anti-MAGE-A3-A1 restricted cells cause tumors to shrink and to assess safety. Patients are currently being enrolled into the Phase 1 dose escalation part of each of the trials and no results from either trial have been published.

A planned NCI Phase 1-2a clinical trial of a TCR-based therapy targeting the SSX2 antigen has not yet begun.

The NCI Phase 1-2 clinical trial of a TCR-based therapy targeting the HPV-16 E6 antigen relating to certain cancers associated with the human papillomavirus is being conducted at the NIH and has enrolled no patients to date. The trial’s primary objectives are to determine (1) a safe dose of administration of autologous T cells transduced with an anti-HPV-16 E6 TCR and aldesleukin to patients following a nonmyeloablative but lymphodepleting preparative regimen and (2) the objective tumor response rate and duration in patients with metastatic or recurrent or refractory HPV-16+ cancers treated with this regimen. The trial’s secondary objective is to determine the toxicity of the treatment regimen and to study immunologic correlates associated with E6 TCR gene therapy for HPV-16+ cancers. Patients are currently being enrolled into the dose escalation part of the trial and no results from this trial have been published. Christian Hinrichs is the principal investigator of this trial.

We have an exclusive license with the NIH to intellectual property relating to a TCR-based T cell therapy targeting the antigen SSX2 for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer and sarcoma, and a co-exclusive license to this intellectual property for the treatment of certain additional cancer types. We also have an exclusive license with the NIH for intellectual property relating to a TCR-based T cell therapy targeting the antigen NY-ESO-1 for the treatment of any NY-ESO-1 expressing cancers. We are in the process of negotiating licenses with the NIH for intellectual property relating to product candidates targeting the MAGE-A3-DP4 and MAGE-A3-A1 antigens and the HPV-16 E6 and HPV-16 E7 antigens. In addition, we have the option to negotiate commercialization licenses to additional intellectual property relating to certain TCR-based T cell therapies that we are funding under the CRADA.

With respect to developing a TCR-based product portfolio, we plan to use a novel Phase 2 design wherein patients with various cancers will be screened for tumor antigen expression as well as the patient specific HLA proteins that present the tumor antigen on the cancer cell surface. Patients will then be assigned a TCR-based therapy that matches both the tumor antigen expression and their presenting HLA protein. We believe this approach may allow for regulatory approvals of our personalized TCR-based product candidates without respect to cancer cell origin. As a result, we may be able to select the appropriate treatment from a portfolio of TCR-based product candidates on a patient-by-patient basis.

Preclinical Experience

While we are currently funding NCI Phase 2 and 1-2a clinical trials involving TCR-based T cell therapies, we have strong preclinical data supporting the potential efficacy of multiple TCR-based T cell therapies. For example, several different SSX2-specific TCR genes were screened for their expression and ability to specifically recognize SSX2-expressing cancer cells of a variety of histologies. Based on superior expression, potency and selective activity, an SSX2 TCR was identified as an attractive candidate for subsequent clinical evaluation. In addition to enabling us to select amongst different human TCR genes that target the same antigen, such preclinical studies allow us to make critical decisions regarding utilization of TCR genes derived from humans or mice, or otherwise engineered to optimize function. For instance, preclinical studies have demonstrated that a mouse derived, or murine, TCR targeting the antigen NY-ESO-1 was equivalent to or better than the comparable human-based NY-ESO-1 TCR with respect to stable expression, cytokine production and target cell killing. Compared to certain human TCR protein chains, those that are fully or partially murine, may be less likely to become entwined with endogenous human TCR protein chains, and as such, may be both more effective and selective in vivo.

Manufacturing, Processing and Delivering to Patients

Our manufacturing and processing of eACT product candidates is based on an improved version of the NCI’s original manufacturing and processing of engineered T cells. For KTE-C19, we will use the identical anti-CD19 CAR construct and viral vector that is being used in the ongoing NCI clinical trial. We believe we have streamlined and optimized the NCI’s original process, such as by removing human serum from the process to minimize risk of viral contamination, moving process steps from an open system to a closed system to minimize the risk of other contamination and standardizing the viral transduction process to help eliminate processing inconsistencies. In July 2014, the NCI submitted an IND amendment to use our streamlined and optimized process, and since October 2014, the NCI has now treated four patients with T cells prepared by the new process.

Because it is important to rapidly treat patients with highly aggressive cancers, we have developed, and are preparing to implement in our Phase 1-2 clinical trial, a T cell engineering process for KTE-C19 that takes approximately two weeks from receipt of the patient’s white blood cells to infusion of the engineered T cells back to the patient. The processing of our lead product candidate, KTE-C19, begins with the collection of the patient’s white blood cells using a standard blood bank procedure. The collected cells are then sent to a central processing facility, where the peripheral blood mononuclear cells, including T cells, are isolated from the other sample components. These cells are stimulated to proliferate, then transduced with a retroviral vector to introduce the CAR gene into the patient’s T cells. These engineered cells are then propagated in cell culture bags until sufficient cells are available for infusion back into the patient. The engineered T cells are then washed and frozen at the cell processing site, and shipped back to the clinical center where they can be administered to the patient. In preparation for administration of the engineered T cells, the patient undergoes a short chemotherapy conditioning regimen, which is intended to improve the survival and proliferative capacity of the newly infused T cells.

We expect Progenitor Cell Therapy, LLC, or PCT, to process KTE-C19 for our clinical trials in patients with refractory DLBCL, PMBCL and TFL. Cell processing activities are conducted at PCT under current good manufacturing processes, or cGMP, using qualified equipment and materials. We have engaged a third-party contractor to manufacture the retroviral vector that delivers the applicable CAR gene into the T cells under cGMP. We believe all materials and components utilized in the production of the retroviral vector and final T cell product are readily available from qualified suppliers.

We expect to rely on PCT to meet anticipated clinical trial demands. In the future, we may rely on PCT or other third parties, or develop our own manufacturing capabilities for the manufacturing and processing of eACT-based product candidates for our clinical trials near our headquarters in Santa Monica, California.

To meet projected needs for commercial sale quantities, we intend to develop our own commercial manufacturing facility to supply and process products on a patient-by-patient basis. We are currently negotiating a lease for a commercial manufacturing facility in Los Angeles county. Developing our own manufacturing capabilities may require more costs than we anticipate or result in significant delays. If we are unable to develop our own manufacturing capabilities, we will rely on contract manufacturers, including both current and alternate suppliers, to ensure sufficient capacity is available for commercial purposes prior to the filing of a BLA.

Intellectual Property

Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through orphan drug designations, data exclusivity, market exclusivity and patent term extensions where available.

To achieve this objective, a strategic focus for us has been to identify and license key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Well before the field of adoptive T cell immunotherapy raised commercial interest and started its transition to an industrial environment, we initiated a process of identifying patents with broad coverage in the area of CARs. Between 2009 and 2013, we identified, and ultimately licensed, issued patents with broad claims directed to the CAR concept. These patents were originally filed by investigators at the Weizmann Institute of Science, the NIH, University of California San Francisco, or UCSF, and Cell Genesys. As the ownership of some of these patents was complex and shared by multiple institutions, it took a significant interval of time and effort for us to complete their exclusive licensing. This process was finalized in December 2013.

This effort was paralleled by the creation and execution in August 2012 of the CRADA. As discussed below under “—Our Research and Development and License Agreements,” this agreement provides the framework under which we may license product-related intellectual property to support our pipeline development and commercialization activities, as well as enhance and extend the life-time of our patent portfolio.

Our intellectual property estate strategy is designed to provide multiple layers of protection, including: (1) patent rights with broad claims directed to core CAR constructs used in our products; (2) patent rights covering methods of treatment for therapeutic indications; (3) patent rights covering specific products; and (4) patent rights covering innovative manufacturing processes and methods for generating new constructs for genetically engineering T cells.

We believe our current layered patent estate, together with our efforts to develop and patent next generation technologies, provides us with substantial intellectual property protection. We have conducted extensive freedom to operate, or FTO, analyses of the current patent landscape with respect to our lead product candidate, and based on these analyses we believe that we have FTO for KTE-C19. However, the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties.

Our current patent estate includes an exclusive license to a patent portfolio owned by Cabaret and directed to CAR constructs developed by Dr. Zelig Eshhar, Yeda-Weizmann, NIH, UCSF and Cell Genesys. Our CAR construct-directed patent portfolio includes 10 issued U.S. patents, eight of which are directed to core construct composition of matter and two of which are directed to methods of treatment for therapeutic indications. These patents first begin to expire in 2015, with the last of these patents, which broadly claims scFv-based CAR constructs and is also our most significant CAR-related patent, expiring in 2027. These patents represent all of the material patents underlying KTE-C19. We are working to develop the next generation of CAR and TCR technologies for use in this field, which we intend to patent on our own or to license from our collaborators, to expand this layer of our intellectual property estate. We expect to file patent applications directed to these technologies as early as mid-2015.

Our current patent estate also includes an exclusive license from the NIH to patent applications related to CAR-based product candidates that target the EGFRvIII antigen for the treatment of brain cancer and head and neck cancer, and TCR-based product candidates that target the CTA SSX2 for treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer, and sarcoma. Our patent estate further includes a co-exclusive license to these same product candidates for the treatment of certain other cancer types. We also have an exclusive license from the NIH to patent applications related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. The identification of new technologies and initiation of the exclusive licensing process occur under the framework of the CRADA between us and the NIH. Our product-specific intellectual property licensed to date includes three Patent Cooperation Treaty applications with priority dates in 2010, 2011 and 2012 and three corresponding U.S. non-provisional patent applications, as well as corresponding foreign patent applications in Canada, Australia, Europe, China, Israel and Japan. The patent application with the 2010 priority date relates to our TCR-based product candidates targeting the SSX2 antigen, the patent application with the 2011 priority date relates to our CAR-based product candidate targeting the EGFRvIII antigen and the patent application with the 2012 priority date relates to our TCR-based product candidates targeting the NY-ESO-1 antigen. We may require an additional license relating to the EGFRvIII scFv target binding site in order to commercialize a CAR-based product candidate that targets the EGFRvIII antigen. We have no rights to any issued patents covering TCR-based product candidates.

Our strategy is also to develop and obtain additional intellectual property covering innovative manufacturing processes and methods for genetically engineering T cells expressing new constructs. To support this effort, we have established expertise and development capabilities focused in the areas of preclinical research and development, manufacturing and manufacturing process scale-up, quality control, quality assurance, regulatory affairs and clinical trial design and implementation. Thus, we expect to file additional patent applications to expand this layer of our intellectual property estate.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The term of a patent that covers an FDA-approved drug may also be eligible for a patent term restoration of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term restoration is calculated based on the length of time the drug is under regulatory review. A patent term restoration under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be restored. Moreover, a patent can only be restored once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a BLA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our Research and Development and License Agreements

Cooperative Research and Development Agreement with the NCI

In August 2012, we entered into the CRADA with the U.S. Department of Health and Human Services, as represented by the NCI, for the research and development of eACT-based product candidates for the treatment of multiple advanced and metastatic cancer indications. Under the CRADA, the NCI develops and tests, including in Phase 2 and 1-2a clinical trials, multiple CAR- and TCR-based product candidates targeting various antigens such as CD19, SSX2, NY-ESO-1, MAGE and EGFRvIII. These activities are conducted through a research plan that we jointly developed with the NCI.

Each party individually owns all inventions, data and materials produced solely by its employees in the course of performing the activities under the CRADA. The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADA. Subject to certain conditions, this collaboration provides us with an option to negotiate commercialization licenses from the NIH to intellectual property relating to CAR- and TCR-based product candidates conceived or first reduced to practice in performance of the CRADA research plan. This includes the right to negotiate a license to intellectual property related to CAR- and TCR-based product candidates that are being tested in multiple Phase 1-2a clinical trials that we are funding under the CRADA other than CD19, EGFRvIII, SSX2 and NY-ESO-1, and one product candidate related to a type of MAGE antigen that we are not intending to pursue. We may exercise this right by providing four months written notice after either (1) we receive notice that a patent application covering an invention has been filed, or (2) the date on which we file a patent application for an invention. We then have ten months to negotiate the license with the NIH. These time periods may be extended by the U.S. Public Health Service upon good cause.

Pursuant to the terms of the CRADA, we are required to make quarterly payments of $250,000 to the NCI for support of research activities. To the extent we license patent rights relating to an eACT-based product candidate, we will be responsible for all patent-related expenses and fees, past and future, relating to the eACT-based product candidate. In addition, we will be required to supply certain test articles, including peripheral blood lymphocytes, transduced with TCR or CAR, grown and processed under cGMP conditions, suitable for use in clinical trials, where we hold the IND for such clinical trial.

The CRADA has a five-year term expiring on August 30, 2017. The CRADA may be terminated at any time by mutual written consent. We or NCI may unilaterally terminate the CRADA for any reason or for no reason at any time by providing written notice at least 60 days before the desired termination date.

2013 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated April 11, 2013, we hold an exclusive, worldwide license to certain intellectual property, including intellectual property related to a CAR-based product candidate that targets the EGFRvIII antigen for the treatment of brain cancer, head and neck cancer and melanoma, and a TCR-based product candidate that targets the SSX2 CTA for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer, and sarcoma. We have a co-exclusive license to intellectual property related to these product candidates for the treatment of certain other cancers. We may require an additional license relating to the EGFRvIII scFv target binding site from a third-party in order to commercialize a CAR-based product candidate that targets the EGFRvIII antigen.

Pursuant to the terms of this license, we are required to pay the NIH a cash payment in the aggregate amount of $200,000, two-thirds of which has been paid and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and (2) the termination of the license. We also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $58,000, of which $29,000 was paid in the year ended December 31, 2013 and the balance was paid in May 2014.

The terms of this license also require us to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1.

We are also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $8.1 million, of which aggregate payments of $6.0 million is due only after marketing approval of the first CAR- and TCR-based product candidates in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of our first sponsored human clinical study of a licensed product in the United States. We were not required to make any benchmark payments during 2013 or in the nine months ended September 30, 2014.

In addition, we are required to pay the NIH one-time benchmark payments following aggregate net sales of licensed products at certain benchmarks up to $1.0 billion. The aggregate potential amount of these benchmark payments is $7.0 million. We must also pay the NIH royalties on net sales of products covered by the license at rates in the mid single digits. To the extent we enter into a sublicensing agreement relating to a licensed product, we are required to pay the NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the licensed product at the time of the sublicense. Any such sublicense payments shall be made in lieu of, and not in addition to, benchmark payments.

The license will expire upon expiration of the last patent contained in the licensed patent rights, unless terminated earlier. None of the applications included in the NIH licensed patent rights have issued yet. Any patents issuing from these applications will have a base expiration date no earlier than 2031. The NIH may terminate or modify the NIH license in the event of a material breach, including if we do not meet certain milestones by certain dates, or upon certain insolvency events that remain uncured following the date that is 90 days following written notice of such breach or insolvency event. We may terminate the license, or any portion thereof, at our sole discretion at any time upon 60 days written notice to the NIH. In addition, the NIH has the right to require us to sublicense the rights to the product candidates covered by this license upon certain conditions, including if we are not reasonably satisfying required health and safety needs or if we are not satisfying requirements for public use as specified by federal regulations.

2014 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated May 29, 2014, we hold an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. As of the date of the license, NY-ESO-1 expressing tumors can be found in the following cancers: sarcoma, urothelial carcinoma, esophageal carcinoma, non-small cell lung cancer, breast carcinoma, ovarian carcinoma, prostate carcinoma, multiple myeloma, hepatocellular carcinoma, gastric cancer, head and neck cancer, pancreatic carcinoma, brain cancer, colorectal carcinoma and melanoma.

Pursuant to the terms of this license, we are required to pay the NIH a cash payment in the aggregate amount of $150,000, two-thirds of which was due and paid within sixty days of the date of the agreement and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and

(2) the termination of the license. We also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $30,000.

The terms of this license also require us to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1.

We are also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $4.0 million, of which aggregate payments of $3.0 million are due only after marketing approval in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of our first sponsored human clinical study.

In addition, we are required to pay the NIH one-time benchmark payments following aggregate net sales of licensed products at certain benchmarks up to $1.0 billion. The aggregate potential amount of these benchmark payments is $7.0 million. We must also pay the NIH royalties on net sales of products covered by the license at rates in the mid single digits. To the extent we enter into a sublicensing agreement relating to a licensed product, we are required to pay the NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the licensed product at the time of the sublicense. Any such sublicense payments shall be made in lieu of, and not in addition to, benchmark payments, and are subject to certain caps.

The license will expire upon expiration of the last patent contained in the licensed patent rights, unless terminated earlier. None of the applications included in the NIH licensed patent rights have issued yet. Any patents issuing from these applications will have a base expiration date no earlier than 2031. The NIH may terminate or modify the NIH license in the event of a material breach, including if we do not meet certain milestones by certain dates, or upon certain insolvency events that remain uncured following the date that is 90 days following written notice of such breach or insolvency event. We may terminate the license, or any portion thereof, at our sole discretion at any time upon 60 days written notice to the NIH. In addition, the NIH has the right to require us to sublicense the rights to the product candidates covered by this license upon certain conditions, including if we are not reasonably satisfying required health and safety needs or if we are not satisfying requirements for public use as specified by federal regulations. Also, if the NIH receives a license application with a complete commercial development plan from a third party for commercial development of a licensed product, as they pertain to licensed patent rights for which the proposed commercial development is not reasonably addressed in our commercial development plan, then we may have to amend our commercial development plan, enter into a joint research and development plan, sublicense the patent rights or otherwise may lose our license rights.

To the extent we have the option to license additional product candidates pursuant to the CRADA, we expect such licenses to have similar terms as our licenses with the NIH, including similar termination provisions.

Cabaret License Agreement

On December 12, 2013, we entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret and Dr. Zelig Eshhar relating to certain intellectual property and know-how owned by Cabaret, which includes rights associated with KTE-C19, for use in the treatment of oncology and such other fields as may be agreed to by the parties.

Pursuant to the Cabaret license agreement, we paid Cabaret $25,000 and reimbursed Dr. Eshhar for past patent expenses totaling $350,000. We are required to make milestone payments upon successful completion of clinical and regulatory milestones in the United States and certain major European countries relating to each product covered by this license. The aggregate potential milestone payments for each of the first two licensed products are $3.9 million, of which $3.0 million is due only after marketing approval in the United States and at least one major European country. Thereafter, for each subsequent licensed product such aggregate milestone payments will be reduced to $2.7 million. The first milestone payment of $100,000 will be due upon the acceptance of an IND by the FDA for the first licensed product, which we expect will relate to KTE-C19 and be paid in the first quarter of 2015. In addition, we agreed to pay Cabaret royalties on net sales of licensed products at rates in the mid single digits. Prior to the first commercial sale of a licensed product, we will pay Cabaret an annual license fee equal to

$30,000. To the extent we enter into a sublicensing agreement relating to a licensed product, we will be required to pay Cabaret a percentage of all non-royalty income received from such sublicensee, which percentage will decrease based upon the stage of development of the licensed product at the time of sublicensing. Any payments from a sublicensing arrangement will be deducted from the required milestone payments.

The license shall expire, on a product-by-product and country-by-country basis, on the date on which we, our affiliates and sublicensees permanently cease to research, develop, sell and commercialize such licensed products in such country. Either party may terminate the license in the event of a material breach of the agreement that remains uncured following the date that is 60 days from the date that the breaching party is provided with written notice by the non-breaching party. Additionally, Cabaret may terminate the license upon certain insolvency events relating to us. We may terminate the license at our sole discretion at any time upon 30 days written notice to Cabaret and Dr. Eshhar. If we elect to terminate the license for convenience at any time prior to the third anniversary of the license, then we will be required to pay Cabaret a termination fee equal to $500,000.

As required under the license, we executed in April 2014 a grant agreement with the Medical Research, Infrastructure, and Health Services Fund of the Tel Aviv Medical Center, or the Fund, pursuant to which Dr. Eshhar conducts research, according to a mutually agreed-upon research work-plan, to be funded by us according to a mutually agreed-upon budget of at least $60,000 per year and agreed-upon funding schedule for a period of not less than three years on the terms and conditions thereof. We have a 90-day period to negotiate with the Fund for rights to patentable inventions on reasonable and customary terms.

Competition

Presently, the biotechnology and pharmaceutical industries put significant resources in developing novel and proprietary therapies for the treatment of cancer. We compete with companies in the space of immunotherapy, as well as companies developing novel targeted therapies for cancer. We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available.

Due to their promising clinical therapeutic effect in clinical exploratory trials, we anticipate substantial direct competition from other organizations developing advanced T cell therapies. In particular, we expect to compete with (1) therapies with tumor infiltrating lymphocytes, or TILs, that are naturally occurring tumor-reactive T cells harvested, propagated ex vivo and re-infused into patients; and (2) therapies with genetically engineered T cells, similar to eACT, rendered reactive against tumor-associated antigens prior to their administration to patients. TIL therapy and genetically engineering T cells are being pursued by multiple companies, including Adaptimmune LLC, Celgene Corporation (in collaboration with bluebird bio, Inc.), Lion Biotechnologies, Juno Therapeutics, and Novartis. In particular, Novartis and Juno Therapeutics are in the process of research and development of their own version of an anti-CD19 CAR T cell therapy and we expect Adaptimmune to compete with any TCR-based product candidates that we develop. In addition, some companies, such as Cellectis, are pursuing allogeneic T cell products that could compete with eACT.

While we believe that other known types of immunotherapies, including those described under “—Other Immunotherapies” above, may potentially be used in conjunction with eACT, such as CPIs, to enhance efficacy, we do not expect substantial direct competition from these other types of immunotherapies. However, we cannot predict whether other types of immunotherapies may be enhanced and show greater efficacy, and we may have direct and substantial competition from such immunotherapies in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance and may render our treatments obsolete or non-competitive. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Government Regulation and Product Approval

As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation. Our cell products will be regulated as biologics. With this classification, commercial production of our products will need to occur in registered and licensed facilities in compliance with cGMP for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The FDA has limited experience with commercial development of T cell therapies for cancer. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or GTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the Public Health Service Act, or PHSA, emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is

necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

We have received orphan drug designation for our lead product candidate, KTE-C19, for the treatment of DLBCL. There can be no assurance that we will receive orphan drug designation for additional indications or for any additional product candidates.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Any product, submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

In 2012 the FDA established a Breakthrough Therapy Designation which is intended to expedite the development and review of products that treat serious or life-threatening conditions. The designation requires preliminary clinical evidence that demonstrates substantial improvement over currently available therapy. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance. The Breakthrough Therapy Designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same product if relevant criteria are met. If a product is designated as breakthrough therapy, FDA will expedite the development and review of such product. All requests for breakthrough therapy designation will be reviewed within 60 days of receipt, and FDA will either grant or deny the request.

Where applicable, we plan to request Fast Track and Breakthrough Therapy Designation for our product candidates, including KTE-C19. Even if we receive one or both of these designations for our product candidates, the FDA may later decide that our product candidates no longer meets the conditions for qualification. In addition, these designations may not provide us with a material commercial advantage.

Post-Approval Requirements

Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

U.S. Patent Term Restoration and Marketing Exclusivity

The Biologics Price Competition and Innovation Act, or BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval. This 12-year period of data exclusivity may be extended by six months, for a total of 12.5 years, if the FDA requests that the innovator company conduct pediatric clinical investigations of the product. As an innovative biological product, KTE-C19 would receive this data protection if the FDA approves it for marketing.

Depending upon the timing, duration and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents, if granted, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years, as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Affordable Care Act to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to that third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We or may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In March 2010, President Obama enacted the Affordable Care Act, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and biotechnology industry. The Affordable Care Act will impact existing government healthcare programs and will result in the development of new programs.

Among the Affordable Care Act’s provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs, that began in 2011;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We anticipate that the Affordable Care Act will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements. The EMA Committee for Orphan Medicinal Products, or COMP, has adopted a positive opinion recommending KTE-C19 for designation as an orphan medicinal product for the treatment of DLBCL. If the opinion is approved by the European Commission, orphan designation may provide ten years of market exclusivity in Europe, subject to certain limited exceptions. However, the COMP opinion and any orphan drug designation do not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of December 1, 2014, we had 46 employees, all of whom are full-time, 16 of whom hold Ph.D. or M.D. degrees, 30 of whom were engaged in research and development activities and 16 of whom were engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease a 20,000 square foot facility in Santa Monica, California for administrative and research and development activities. The lease commenced on June 15, 2013 and has a 10-year initial term expiring June 15, 2023. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

NAME	AGE	POSITION(S)
Executive Officers
Arie Belldegrun, M.D., FACS	65	President and Chief Executive Officer and Chairman of the Board
Cynthia M. Butitta	60	Chief Operating Officer and Chief Financial Officer
David Chang, M.D., Ph.D.	54	Chief Medical Officer and Executive Vice President of Research and Development
Margo R. Roberts, Ph.D.	59	Chief Scientific Officer
Marc Better, Ph.D.	59	Vice President, Product Sciences
Rizwana F. Sproule, Ph.D.	52	Vice President, Regulatory Affairs
Jeffrey Wiezorek, M.D.	43	Vice President, Clinical Development
Non-Employee Directors
David Bonderman(1)(4)	71	Director
Farah Champsi(1)(3).	53	Director
Roy Doumani(2)(3)	78	Director
Joshua A. Kazam	37	Director
Ran Nussbaum(3)	38	Director
Steven B. Ruchefsky(1)(2)	52	Director
Jonathan M. Peacock(2)	56	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Lead independent director.

Executive Officers

Arie Belldegrun, M.D., FACS. Dr. Belldegrun is our founder and Executive-Chairman of the board of directors. In March 2014 he was also appointed to serve as our President and Chief Executive Officer, an interim position he held since December 2013. Dr. Belldegrun currently serves as Chairman of Arno Therapeutics, Inc., a biopharmaceutical company, a position he has held since March 2008, as Chairman of TheraCoat Ltd., a pharmaceutical company, a position he has held since December 2012, as Chairman and Partner of Two River Consulting LLC, a consulting firm, since June 2009, and as a Director of Teva Pharmaceutical Industries Ltd., a pharmaceutical company, a position he has held since March 2013. He also served as a Director of Nile Therapeutics, Inc., a biotechnology company, from September 2009 to November 2013 and as a Director of SonaCare Medical, LLC, a healthcare company, from October 2009 to October 2014. In 1996, he founded Agensys, Inc., a biotechnology company, and served as its founding Chairman from 1996 to 2001, and continued to serve on the board until 2007 when it was acquired by Astellas Pharma Inc. Dr. Belldegrun was also the Founding Vice-Chairman of the board of directors and Chairman of the scientific advisory board of Cougar Biotechnology, Inc., a biotechnology company, from 2003 to 2009 when it was acquired by Johnson & Johnson. He is certified by the American Board of Urology, and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons. Dr. Belldegrun is Professor of Urology, holds the Roy and Carol Doumani Chair in Urologic Oncology, and Director of the Institute of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles, or UCLA. Prior to joining UCLA in October of 1988, he was at the NCI/NIH as a research Fellow in surgical oncology and immunotherapy from July 1985 to August 1988 under Dr. Steven A. Rosenberg. Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, his post graduate studies in Immunology at the Weizmann Institute of Science and his residency in Urologic Surgery at Harvard Medical School.

Our board of directors believes that Dr. Belldegrun’s expertise and experience as our President and Chief Executive Officer, his perspective and experience as our founder, his depth and expertise in life sciences and venture capital industries, his experience in research and his educational background provide him with the qualifications and skills to serve on our board of directors.

Cynthia M. Butitta. Ms. Butitta has served as our Chief Financial Officer since January 2014 and as our Chief Financial Officer and Chief Operating Officer since March 2014. Prior to joining us, from May 2011 to December 2012, she was Senior Vice President and Chief Financial Officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as Chief Operating Officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its Chief Financial Officer from August 1998 to December 2010. Ms. Butitta also served as Principal Accounting Officer of Telik, Inc. until December 2010. From September 1997 to February 2001, she also provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 to September 1997, Ms. Butitta served as Vice President of Finance and Administration and Chief Financial Officer of Connetics, Inc., a biotechnology company. From June 1994 to December 1995, Ms. Butitta was the Vice President of Finance and Administration and Chief Financial Officer of Insite Vision, Inc., a biotechnology company. She served as a Director of Catalyst Semiconductor Inc., a semiconductor products company, from June 2000 to February 2003. Ms. Butitta received her B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin, and an M.B.A. degree in Finance from the University of Wisconsin, Madison.

David Chang, M.D., Ph.D. Dr. Chang has served as our Chief Medical Officer and Executive Vice President, Research and Development since June 2014. Prior to joining us, Dr. Chang held senior positions at Amgen Inc., a biopharmaceutical company, including Vice President, Global Development from July 2006 to May 2014, Senior Director, Oncology-Therapeutics from July 2005 to June 2006 and Director, Medical Sciences from December 2002 to June 2005. Prior to that, he was an Associate Professor at the University of California, Los Angeles School of Medicine. Dr. Chang obtained his medical degree and doctorate in Biophysics from Stanford University.

Margo R. Roberts, Ph.D. Dr. Roberts has served as our Chief Scientific Officer since March 2014, and served as our Vice President, Research, from August 2013 to March 2014. Prior to joining us, Dr. Roberts was a scientific biotechnology consultant from January 2012 to August 2013. Dr. Roberts was an Associate Professor at the University of Virginia from January 1999 to December 2011, where her primary research focused on immunity and inflammation. From 1990 to 1998, Dr. Roberts worked at Cell Genesys, Inc., a biotechnology company, where she held the positions of Principal Scientist and Director of Immune and Cell Therapy. Dr. Roberts received a B.Sc. with honors and a Ph.D. from the University of Leeds in England and was a postdoctoral Fellow at Yale University and at the Laboratoire de Génétique Moléculaire des Eucaryotes of the Le Centre National de la Recherche Scientifique in Strasbourg, France.

Marc Better, Ph.D. Dr. Better has served as our Vice President, Product Sciences since January 2013. Prior to joining us, from March 2011 to August 2012, Dr. Better was Executive Director, Process Science at Boehringer Ingelheim Pharmaceuticals, Inc., a pharmaceutical company. Before joining Boehringer Ingelheim, Dr. Better was Executive Director, Process Development at Amgen Inc., a biopharmaceutical company, from April 2006 to March 2011. From May 2005 to April 2006, Dr. Better was at Abgenix Inc., a biotechnology company, where he served as Vice President, Process Sciences. Before that, Dr. Better was Vice President, Technical Development at XOMA Ltd., a biotechnology company, from September 2000 to May 2005. Dr. Better received a Ph.D. in Biochemistry from Brandeis University and holds a B.S. in Microbiology from Michigan State University.

Rizwana F. Sproule, Ph.D. Dr. Sproule has served as our Vice President, Regulatory Affairs since January 2014. Prior to joining us, Dr. Sproule held senior positions at Amgen Inc., a biopharmaceutical company, including Executive Director, Therapeutic Area Head for Oncology Global Regulatory Affairs from September 2011 to January 2014 and Director, Global Regulatory Leader, Global Regulatory Affairs from August 2008 to September 2011. Dr. Sproule received her B.Sc. with honors in Biochemistry and her Ph.D. in Chemistry from the University of Warwick, United Kingdom. She also held a postdoctoral research position at the Institute of Biotechnology, Cambridge University in the United Kingdom.

Jeffrey Wiezorek, MD. Dr. Wiezorek has served as our Vice President, Clinical Development since May 2014. Prior to joining us, Dr. Wiezorek held senior positions at Amgen Inc., a biopharmaceutical company, including Executive Medical Director, Global Development from October 2009 to April 2014 and Medical Director, Global Development from June 2006 to September 2009. Prior to joining Amgen, he performed postdoctoral research with David Baltimore at the California Institute of Technology. Dr. Wiezorek received a B.A. degree in Biophysics from the University of Pennsylvania and an M.D. from Columbia University. He completed his residency in Internal Medicine at Stanford Medical Center and his fellowship in Oncology at UCLA.

Non-Employee Directors

David Bonderman. Mr. Bonderman has served as a member of our board of directors since February 2011. He is a Founding Partner of TPG Capital, LP, a private equity investment firm, established in 1992. Mr. Bonderman currently serves on the boards of directors of the following public companies: JSC VTB Bank (since June 2011); General Motors Company (since July 2009); Caesars Entertainment Corporation (since January 2008); Energy Future Holdings Corp., an electric utility company (since October 2007); RyanAir Holdings, plc, a major airlines company, of which he has been Chairman since August 1996; and CoStar Group, Inc., a commercial real estate information company (since May 1995). Mr. Bonderman previously served on the boards of directors of the following public companies: Armstrong World Industries, Inc., a construction company (from September 2009 to January 2012); Gemalto N.V., a digital security company (from June 2006 to May 2010); and Univision Communications, Inc., a media company (from March 2007 to October 2011). Mr. Bonderman also serves on the board of directors of XOJET, Inc., a private jet charter company (since October 2007). Prior to forming TPG in 1992, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone Group, L.P.) in Fort Worth, Texas. Prior to joining RBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, D.C., where he specialized in corporate, securities, bankruptcy and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University, and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated magna cum laude from Harvard Law School in 1966.

Our board of directors believes that Mr. Bonderman’s expertise and experience as a director of other public companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Farah Champsi. Farah Champsi has served as a member of our board of directors since May 2013. She has served as a Managing Director at Alta Partners LP, a venture capital firm, since 2000. Ms. Champsi currently serves on the boards of directors of Allakos Inc. (since December 2012), a biotechnology company, and Trevena, Inc., a public biopharmaceutical company (since January 2008). From July 2010 to June 2014, Ms. Champsi served on the board of directors of Chimerix, Inc., a public biopharmaceutical company. From October 2005 to May 2013, Ms. Champsi served on the board of directors of Portola Pharmaceuticals, Inc. From 1987 to 1999, Ms. Champsi held various positions at Robertson Stephens & Company, LLC, an investment banking firm, including General Partner from 1992 to 1999 and head of the global life sciences investment banking group from 1995 to 1999. Ms. Champsi holds an M.B.A. degree from the Stanford University Graduate School of Business and a B.A. in Economics from Smith College.

Our board of directors believes Ms. Champsi’s expertise and experience in the life sciences and venture capital industries, her experience as a director of other companies in our industry and her educational background provide her with the qualifications and skills to serve on our board of directors.

Roy Doumani. Mr. Doumani has served as a member of our board of directors since May 2011. Mr. Doumani is Executive Director of the Business of Science Center (since September 2010) and a professor at the David Geffen School of Medicine at UCLA (since September 2004). Since 2005, he has served as Co-Chairman of the Zhejiang California NanoSystems Institute in the People’s Republic of China (PRC). Mr. Doumani currently serves on the board of directors of Xiamen International Bank, the first joint venture bank in the PRC (since January 1993), where he served as Vice Chairman from January 1993 to December 2013. Mr. Doumani also serves as Chairman of the Pacific Pension Institute’s advisory board (since February 1998) and was a member of RAND’s Center for Asia Pacific Policy’s advisory board (from January 1999 to December 2013). In 1996, Mr. Doumani co-founded Agensys,

Inc., a biotechnology company. Mr. Doumani established endowed chairs at UCLA, in the Departments of Medical and Molecular Pharmacology and Urological Oncology. He is also a Trustee at the Norton Simon Museum. Mr. Doumani graduated from UCLA with a degree in Business and Finance and received a law degree from the University of Southern California.

Our board of directors believes Mr. Doumani’s expertise and experience in the finance industry, his experience as a director of other companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Joshua A. Kazam. Mr. Kazam is one of our founders and has served as a member of our board of directors since our inception in June 2009. In June 2009, Mr. Kazam co-founded Two River Consulting, LLC, a consulting firm. He has also served as an officer and director of Riverbank Capital Securities, Inc., a FINRA member broker dealer, since October 2005. From 2002 to 2004, Mr. Kazam served as the Director of Investment Management for the Orion Biomedical Fund, a private equity fund focused on biotechnology investments. Mr. Kazam received his degree in Entrepreneurial Management from the Wharton School of the University of Pennsylvania.

Our board of directors believes Mr. Kazam’s expertise and experience in the life sciences and venture capital industries and his educational background provide him with the qualifications and skills to serve on our board of directors.

Ran Nussbaum. Mr. Nussbaum has served as a member of our board of directors since May 2013. He has served as co-founder and managing partner of the Pontifax Group, a venture capital firm, since December 2004. Prior to that, Mr. Nussbaum was the Chief Executive Officer of Biomedix, Ltd., a biotechnology company, from January 2006 to February 2008 and of Spearhead Ltd., from January 2009 to November 2010. In addition, from January 2007 to June 2010, Mr. Nussbaum served as Chairman of Nasvax Ltd., a pharmaceutical company. Mr. Nussbaum serves on the boards of c-Cam Biotherapeutics Ltd. (since April 2012), Insuline Medical Ltd., a public company (since December 2013), Eloxx Pharmaceuticals, Ltd. (since September 2013), Bioblast Pharma Ltd. (since July 2013), TheraCoat Ltd. (since April 2013), CollPlant Holdings Ltd., a public company (since May 2010) and its fully owned subsidiary CollPlant Ltd. (since April 2006), Protab Ltd. (since December 2010), Quiet Therapeutics Ltd. (since September 2010), Fusimab Ltd. (since July 2010) and Ocon Medical Ltd. (since May 2013), where he is currently Chairman.

Our board of directors believes Mr. Nussbaum’s expertise and experience in the life sciences and venture capital industries and his experience as a director of other public companies provide him with the qualifications and skills to serve on our board of directors.

Steven B. Ruchefsky. Mr. Ruchefsky has served as a member of our board of directors since February 2011. He has been the President of Commercial Street Capital LLC, a private investment company, since January 2010. Since September 2001, Mr. Ruchefsky has been working as a private investment manager for S. Donald Sussman, the founder and Chief Executive Officer of a multi-billion dollar hedge fund. Mr. Ruchefsky currently sits on the boards of directors of several public and private companies, including Arno Therapeutics Inc., a biotechnology company (since September 2010). Mr. Ruchefsky was previously a partner at Morrison Cohen, New York City. Mr. Ruchefsky is a graduate of The George Washington University Law School.

Our board of directors believes Mr. Ruchefsky’s expertise and experience in the life sciences and venture capital industries, his experience as a director of a public companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Jonathan M. Peacock. Mr. Peacock has served as a member of our board of directors since March 2014. He has been the Chairman of the Board of Directors and Chief Executive Officer of Bellerophon Therapeutics, LLC since July 2014. He served as the Chief Financial Officer of Amgen Inc., a publicly-traded biotechnology company, from September 2010 to January 2014. Before that, Mr. Peacock was at the pharmaceutical and biotechnology division of Novartis Pharmaceutical AG, where he served as Chief Financial and Administration Officer since November 2005. From 1998 to 2005, he was a partner at McKinsey and Company, a consulting firm. Mr. Peacock was also a partner at Price Waterhouse, an accounting firm (which merged with Coopers & Lybrand to form PricewaterhouseCoopers), from 1993 to 1998. Mr. Peacock has a M.A. degree in Economics from the University of St. Andrews in Scotland and is a Chartered Accountant.

Our board of directors believes that Mr. Peacock’s expertise and experience in the finance industry, his experience as an officer of other public companies and his educational background provide him with the qualifications and skills to serve on our board of directors.

Scientific Advisory Board

We have established a scientific advisory board. We regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. Our scientific advisory board consists of experts across a range of key disciplines relevant to our programs and science. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our research and development programs. Some members of our scientific advisory board have entered into consulting agreements with us covering their respective confidentiality, non-disclosure and proprietary rights matters and own or have owned shares of our common stock or options to purchase shares of our common stock.

All of the scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to us. Our current advisors are:

NAME	TITLE
Owen Witte, M.D.	Investigator of the Howard Hughes Medical Institute, Distinguished Professor of Microbiology, Immunology and Molecular Genetics where he holds the President’s Chair in Developmental Immunology and Department of Molecular and Medical Pharmacology, Founding Director of the Eli and Edythe Broad Center of Regenerative Medicine and Stem Cell Research at UCLA

James Economou, M.D., Ph.D.	Vice Chancellor of Research at UCLA, Professor of Surgery, Microbiology, Immunology and Molecular Genetics and Molecular and Medical Pharmacology at UCLA

Zelig Eshhar, Ph.D.	Chairman of Immunology Research at the Tel Aviv Sourasky Medical Center and Professor Emeritus at the Weizmann Institute in Israel

Ronald Levy, M.D.	Professor of Medicine, Director of the Lymphoma Program and Former Chief of the Division of Oncology at Stanford University

Antoni Ribas, M.D., Ph.D.	Professor of Medicine, Professor of Surgery and Professor of Molecular and Medical Pharmacology at UCLA, Director of the Tumor Immunology Program at the Jonsson Comprehensive Cancer Center and Chair of the Melanoma Committee at Southwest Oncology Group

Inder M. Verma, Ph.D.	Irwin and Joan Jacobs Chair of Exemplary Science and American Cancer Society Professor of Molecular biology at The Salk Institute

Donald Kohn, M.D.	Professor of Microbiology, Immunology and Molecular Genetics & Pediatric Hematology/Oncology at UCLA, Director of Human Gene and Cell Therapy Program at UCLA, and Member of the Broad Stem Cell Research Center & Jonsson Comprehensive Cancer Center

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors, except Dr. Belldegrun and Mr. Kazam, are independent directors, as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

In accordance with the terms of our amended and restated certificate of incorporation and bylaws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms.

Our board of directors is comprised of the following classes:

•	Class I, which consists of Dr. Belldegrun, Mr. Bonderman and Mr. Peacock, whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which consists of Ms. Champsi, Mr. Doumani and Mr. Nussbaum, and whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which consists of Mr. Kazam and Mr. Ruchefsky, and whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eight members. The authorized number of directors may be changed only by resolution by a majority of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Lead Independent Director

Our board of directors has appointed Mr. Bonderman to serve as our lead independent director. As lead independent director, Mr. Bonderman presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and the independent directors and performs such additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Peacock, Mr. Ruchefsky, and Mr. Doumani. Our board of directors has determined that each of the members of this committee satisfies the NASDAQ Stock Market independence requirements. Each member of our audit committee can read and understand fundamental financial statements in accordance with NASDAQ audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Mr. Peacock serves as the chair of our audit committee. Our board of directors has determined that Mr. Peacock qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NASDAQ Listing Rules. In making this determination, our board has considered Mr. Peacock’s formal education and previous and current experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Mr. Bonderman, Mr. Ruchefsky and Ms. Champsi. Mr. Bonderman serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, or the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the NASDAQ Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Nussbaum, Ms. Champsi, and Mr. Doumani. Our board of directors has determined that each of the members of this committee satisfies the NASDAQ Stock Market independence requirements. Mr. Nussbaum serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and NASDAQ rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed Mr. Bonderman, Mr. Ruchefsky and Ms. Champsi to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits our directors’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2013, which consist of our principal executive officer, our former principal executive officer, and our two other most highly compensated executive officers, are:

•	Arie Belldegrun, M.D., FACS, our President and Chief Executive Officer;

•	Aya Jakobovits, Ph.D., our former President and Chief Executive Officer;

•	Keith Nolop, M.D., our former Chief Medical Officer; and

•	Marc Better, Ph.D., our Vice President, Product Sciences.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)(1)	OPTION AWARDS ($)(2)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(3)	ALL OTHER COMPENSATION ($)(4)	TOTAL ($)
Arie Belldegrun, M.D., FACS(5) President and Chief Executive Officer	2013	160,417	—	384,503	—	27,687	572,607

Aya Jakobovits, Ph.D.(6) Former President and Chief Executive Officer	2013	324,872	—	43,880	—	18,630	387,382

Keith Nolop, M.D.(7) Former Chief Medical Officer	2013	210,897	—	120,157	84,000	4,477	419,531

Marc Better, Ph.D. Vice President, Product Sciences	2013	250,000	75,000	38,500	50,000	6,861	420,361

(1)	Amount shown represents a $75,000 relocation bonus for Dr. Better under the terms of his offer letter.
(2)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2013 computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). Assumptions used in the calculation of these amounts are included in Note 9 to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(3)	Amounts shown represent annual performance-based bonuses earned for 2013. For more information, see “—Annual Bonus Opportunity” below.
(4)

Amounts in this column reflect the following for 2013: For Dr. Belldegrun, $27,687 for reimbursement of costs related to administrative support, for Dr. Jakobovits, $12,848 in reimbursements for her health insurance premiums under separate arrangements not sponsored by us, and $5,782 in tax gross up payments; for Dr. Nolop and Dr. Better, reimbursements for relocation expenses.

(5)

Dr. Belldegrun has served as our President and Chief Executive Officer since March 25, 2014, and he has served as Chairman of our board of directors since June 2009, and also provided consulting services as acting Chief Executive Officer between December 2013 and March 2014. Amounts shown in the “Salary” column represent $143,750 in director fees for January through mid-December 2013 (based on an annual director fee of $150,000) and $16,667 in consulting fees for service in December 2013 as acting Chief Executive Officer, and all such amounts were paid to Dr. Belldegrun’s consulting firm Bioeast, LLC.

(6)	Dr. Jakobovits terminated employment with us in December 2013.
(7)	Dr. Nolop joined us as our Chief Medical Officer in May 2013. Dr. Nolop resigned as Chief Medical Officer in May 2014 and will serve as a consultant to us.

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors, based on the recommendation of the compensation committee of our board of directors. The 2013 base salaries were effective as of January 1, 2013, other than Dr. Nolop, whose base salary became effective on May 27, 2013. The 2013 base salaries for our named executive officers that were employees in 2013 were as follows:

NAME	2013 BASE SALARY ($)
Aya Jakobovits, Ph.D.	350,000
Keith Nolop, M.D.	350,000
Marc Better, Ph.D.	250,000

Annual Bonus Opportunity

Prior to 2013, we did not pay annual bonuses to executives other than to Dr. Jakobovits. As of 2013, our named executive officers are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each current named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of the year, our board of directors reviews our performance against each corporate goal and approves the extent to which we achieved each of our corporate goals. Our board of directors will generally consider each named executive officer’s individual contributions towards reaching our annual corporate goals but does not typically establish specific individual goals for our named executive officers.

For 2013, there was no minimum bonus percentage or amount established for the named executive officers and each of Dr. Jakobovits, Dr. Nolop and Dr. Better were eligible to receive a target bonus of up to 50%, 40% and 20% of their base salary, respectively, each pursuant to the terms of their employment letter agreements described below under “—Agreements with our Named Executive Officers.” Dr. Belldegrun was not eligible to receive a bonus for 2013 because he did not become an employee until March 2014, and Dr. Jacobovits was not eligible to receive a bonus for 2013 because her employment terminated prior to the end of the year. The corporate goals for 2013 were related to the completion of our Series A financing, hiring goals, licensing activities and product pipeline objectives.

In December 2013, our compensation committee reviewed our 2013 corporate goals and determined that on an overall basis, we had substantially achieved all of our goals. In recognition of our achievement of substantially all of our 2013 corporate goals and each of the executive’s efforts towards our successful achievement of such goals, our board of directors awarded Dr. Nolop and Dr. Better 100% of their target bonus opportunity for 2013 (prorated for a partial year of employment in the case of Dr. Nolop).

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. Our board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Our executives generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to the EIP, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally our stock option awards vest over either a three-year or four-year period subject to the holder’s continuous service to us and may be granted with an early exercise feature. In addition, in March 2014 our board of directors amended all stock option awards then granted to Mr. Nolop to provide for accelerated vesting upon a termination in connection with or within twelve months following change in control of the company.

Agreements with Our Named Executive Officers

Below are descriptions of our employment agreements and offer letter agreements with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “—Potential Payments upon Termination or Change in Control” below.

Dr. Belldegrun. Prior to December 2013, Dr. Belldegrun was entitled to receive a board service fee equal to $150,000 per year (payable on a quarterly basis) and was also entitled to reimbursement of 50% of the salary paid by his consulting firm to his administrative assistant. We also granted options to purchase 800,000 shares of common stock in the aggregate to Dr. Belldegrun in October 2013 in connection with his board service. In December 2013, we agreed to pay Dr. Belldegrun a consulting fee of $16,667 per month for his service as interim Chief Executive Officer. We entered into an employment agreement with Dr. Belldegrun in March 2014 that governs the current terms of his employment with us as our President and Chief Executive Officer. Pursuant to the agreement, Dr. Belldegrun is entitled to an annual base salary of $400,000, is eligible to receive an annual target performance bonus of up to 50% of his base salary, as determined by our board of directors, and was granted initial new hire options to purchase 1,580,129 shares of common stock in the aggregate.

Dr. Jakobovits. We entered into an agreement with Dr. Jakobovits in August 2010 that governed the terms of her employment with us prior to her resignation in December 2013. Pursuant to the agreement, Dr. Jakobovits was entitled to an annual base salary of $350,000 and was eligible to receive an annual target performance bonus of up to 50% of her base salary, as determined by our board of directors.

Dr. Nolop. We entered into a letter agreement with Dr. Nolop in May 2013 that governed the terms of his employment with us prior to his resignation in May 2014. Pursuant to the agreement, Dr. Nolop was entitled to an annual base salary of $350,000, was eligible to receive an annual target performance bonus of up to 40% of his base salary, as determined by our board of directors, and was granted initial new hire options to purchase 250,000 shares of common stock in the aggregate.

Dr. Better. We entered into a letter agreement with Dr. Better in December 2012 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Better is entitled to an annual base salary of $250,000, is eligible to receive an annual target performance bonus of up to 20% of his base salary, as determined by our board of directors, and was granted initial new hire options to purchase 150,000 shares of common stock in the aggregate.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his or her term of service, including salary and unused vacation pay. In addition, each of our named executive officers is eligible to receive certain benefits pursuant to his or her employment agreements or offer letter agreements with us described above under “—Agreements with our Named Executive Officers.”

Dr. Belldegrun. If Dr. Belldegrun’s employment is terminated by us other than for “cause” or he resigns for “good reason” (each as defined in his employment agreement), he would be entitled to receive severance payments equal to continued payment of his base salary for 12 months, payment (or reimbursement) of his health insurance premiums for up to 12 months, and 100% accelerated vesting of any then-unvested options granted under his employment agreement. In addition, upon the occurrence of a change in control (as defined in the EIP), 100% of all then-unvested options granted under his employment agreement will become vested.

Dr. Nolop. In connection with his resignation in May 2014, Dr. Nolop entered into a severance agreement and consulting agreement with us in June 2014. Pursuant to the agreements and in consideration of providing consulting services to us until December 31, 2014, 18,229 shares of common stock will vest on December 31, 2014. In addition, Dr. Nolop will receive a consulting fee of approximately $13,462 per month from June through December 2014. He did not receive any other benefits in connection with his termination of employment.

Dr. Jakobovits. In connection with her resignation in December 2013, her unvested restricted stock of 78,750 shares were forfeited and unvested options to purchase 17,219 shares of common stock expired. She did not receive any additional cash severance payments or other benefits in connection with her termination of employment.

Dr. Better. If Dr. Better is terminated without “cause” (as defined in his employment agreement), he would be entitled to receive severance payments equal to continued payment of his base salary for three months if he is terminated within the first 12 months of his employment with us, or six months if the termination occurs after his first 12-months of employment. In addition, if he is terminated for any reason within 90 days prior to or nine months following a change of control (as defined in his offer letter), 100% of all then-unvested options granted under his letter agreement will become vested.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2013.

			OPTION AWARDS(1)
	GRANT DATE		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE PER SHARE ($)(2)	OPTION EXPIRATION DATE
Arie Belldegrun, M.D., FACS	10/8/2013	(3)		800,000	(4)	$0.70	10/8/2023

Aya Jakobovits, Ph.D.	10/8/2013	(5)	74,178			$0.70	3/4/2014

Keith Nolop, M.D.	10/8/2013			250,000		$0.70	10/8/2023

Marc Better, Ph.D.	1/15/2013			150,000		$0.38	12/17/2021

(1)	All of the option awards were granted under the EIP, the terms of which plans are described below under “—Equity Benefit Plans.”
(2)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors. Unless otherwise noted, all options granted provide for the following vesting schedule: 25% of the shares subject to the option vest on the 12-month anniversary of the vesting commencement date, and 1/36th of the remaining shares subject to the options vest in equal monthly installments over the next three years.

(3)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors. Unless otherwise noted and subject to an early exercise feature, all options granted provide for the following vesting schedule: 25% of the shares subject to the option vest on the 12-month anniversary of the vesting commencement date and in annual installments thereafter.

(4)

On April 2, 2014 Dr. Belldegrun elected to early exercise all of his stock options, which included 200,000 of the vested options granted on October 8, 2013, and 600,000 of the unvested options granted on October 8, 2013 and 1,580,129 of unvested options granted after December 31, 2013, subject to a right of repurchase by us that would lapse over the vesting schedule.

(5)

Pursuant to the terms of Dr. Jakobovits’ employment agreement, upon the initial closing of our Series A preferred stock financing in May 2013, she was entitled to receive an new option grant which, together with her shares of restricted stock, would represent 5% of the outstanding shares of our common stock on a fully diluted basis, and provided for the following vesting terms: 25% of the shares subject to the option would be deemed vested as of the first anniversary of the effective date of her employment agreement, and 1/36th of the remaining shares subject to the option would vest in equal monthly installments thereafter.

Health, Welfare and Retirement Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2014 Equity Incentive Plan

Our board of directors adopted the EIP as the 2009 Equity Incentive Plan in June 2009 and our stockholders approved the EIP in August 2009. Our board of directors approved amendments to the EIP in May and December 2013 and March 2014, and our stockholders ratified such amendments in April 2014. Our board of directors and our stockholders approved an amendment and restatement of the EIP, retitled the 2014 Equity Incentive Plan, in June 2014, which became effective upon the execution and delivery of the underwriting agreement related to our initial public offering. Unless otherwise noted, the description of the EIP is of the amended and restated 2014 Equity Incentive Plan.

Stock Awards. The EIP provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the EIP is 9,150,000 shares. Additionally, the number of shares of our common stock reserved for issuance under the EIP will automatically increase on January 1 of each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the EIP 9,150,000 is shares.

If a stock award granted under the EIP expires or otherwise terminates without being exercised in full, or is settled in cash, and shares that are forfeited to or repurchased by us prior to becoming fully vested, will become available for subsequent issuance under the EIP. In addition, shares withheld to satisfy income or employment withholding taxes, or shares used to pay the exercise or purchase price of a stock award again will become available for subsequent issuance under the EIP.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the EIP. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the EIP, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award.

The plan administrator has the authority to modify outstanding awards under the EIP. Subject to the terms of the EIP, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the EIP, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the EIP vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The EIP permits the grant of performance-based stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

No person may be granted stock awards covering more than 1,000,000 shares of our common stock under the EIP during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than 1,000,000 shares of our common stock.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the EIP, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the EIP pursuant to Section 162(m) of the Code), and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Change of Control. In the event of a change of control, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	accelerate the vesting of the stock award, the vesting and payment of any performance award, or arrange for the lapse of any risks of forfeiture;

•

the termination of the EIP and the cancellation of awards not exercised prior to a date specified by our board of directors, and the cancellation of any performance award, and any restricted stock awards or restricted stock unit awards for which the risks of forfeiture has not lapsed;

•

cancel or arrange for the cancellation of the stock award in exchange for such cash consideration (or shares of our common stock or capital stock of the successor corporation) equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award;

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company; and

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the successor corporation.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the EIP, a change of control is generally the consummation of (1) a sale or other disposition of more than 50% of our outstanding securities, (2) a merger, consolidation or similar transaction following which our stockholders immediately prior to such transaction do not own more than 50% of the voting power of the surviving entity or the parent of the surviving entity, (3) a sale or other disposition of all or substantially all of our consolidated assets, or (4) within a consecutive 12-month period, a majority of our incumbent directors cease for any reason to constitute a majority of our board of directors, unless a new director is approved or recommended by a majority of our incumbent directors still in office at the beginning of such 12-month period, or a majority of our stockholders at the beginning of such 12-month period.

Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the EIP, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the EIP.

2014 Employee Stock Purchase Plan

Our board of directors adopted the ESPP on June 6, 2014, and our stockholders approved the ESPP prior to our initial public offering. The ESPP became effective immediately upon the execution and delivery of the underwriting agreement related to our initial public offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. The ESPP authorizes the issuance of 360,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 through January 1, 2024 by the least of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2) 720,000 shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares or change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board of directors has the authority to amend or terminate the ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to the ESPP as required by applicable law or listing requirements.

Non-Employee Director Compensation

Our board of directors adopted a new compensation policy in January 2014 that became effective upon the execution and delivery of the underwriting agreement related to our initial public offering and is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•

an additional annual cash retainer of $15,000, $10,000 and $7,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

•

an additional annual cash retainer of $7,500, $5,000 and $3,500 for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an initial option grant to purchase a number of shares of our common stock equal to 0.06% of the then outstanding shares of our common stock on a fully diluted basis on the date of each such non-employee director’s appointment to our board of directors; and

•

an annual option grant to purchase a number of shares of our common stock equal to 0.03% of the then outstanding shares of our common stock on a fully diluted basis on the date of each of our annual stockholder meetings.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2013, other than Dr. Belldegrun:

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)	TOTAL ($)
David Bonderman	—	—	—
Farah Champsi	—	—	—
Roy Doumani	—	—	—
Joshua Kazam	—	—	—
Ran Nussbaum	—	—	—
Steven B. Ruchefsky	—	96,126	96,126

(1)

The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to our non-employee directors during the fiscal year ended December 31, 2013, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors who have received options will only realize compensation with regard to these options to the extent the trading price of our common stock is greater than the exercise price of such options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control and other arrangements, which are described under “Executive and Director Compensation.”

Convertible Note Financings and Preferred Stock Financing

Convertible Note Financings

In February 2011, March 2011, and November 2012 we issued and sold to investors, including beneficial owners of more than 5% of our capital stock, convertible promissory notes, or the notes, in the aggregate principal amount of $15.0 million. The notes issued and sold in February 2011 and March 2011 carried no interest and the note issued and sold in November 2012 carried an interest rate of 4.0% per annum.

The participants in these loan arrangements included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the aggregate principal amount of convertible promissory notes issued to these related parties for more than $120,000:

PARTICIPANTS	AGGREGATE PRINCIPAL AMOUNT OF NOTES
Greater than 5% stockholders
Alta Partners VIII, LP(1)	$254,411
Commercial Street Capital, LLC	$1,110,000
Pontifax (Cayman) II L.P.(2)	$1,500,000
Greater than 5% stockholder, Director and Executive Officer
Arie Belldegrun, M.D., FACS(3)	$700,000
Director
David Bonderman(4)	$2,000,000

(1)	Alta Partners VIII, LP purchased all of the November 2012 notes.
(2)

Includes (1) $552,334 aggregate principal amount of notes issued to Pontifax (Israel) II L.P. and (2) $214,410 aggregate principal amount of notes issued to Pontifax (Israel) II—Individual Investors L.P.

(3)

Includes (1) $250,000 aggregate principal amount of notes issued to The Arie Belldegrun MD Inc. Profit Sharing Plan, (2) $250,000 aggregate principal amount of notes issued to MDRB Partnership, LP. and (3) $200,000 aggregate principal amount of notes issued to Bioeast, LLC.

(4)	Includes $2,000,000 aggregate principal amount of notes issued to Bonderman Family Limited Partnership.

In April 2014, we entered into a convertible promissory note purchase agreement with certain investors, pursuant to which we issued $50.0 million aggregate principal amount of convertible promissory notes, or the 2014 Notes. The 2014 Notes accrued interest at a rate of 6.0% per annum. In connection with the completion of our initial public offering, the 2014 Notes, including accrued interest thereon, automatically converted into a number of shares of common stock at a per share conversion price equal to 90% of the initial public offering price.

The participants in these loan arrangements included the following member of our board of directors and holder of more than 5% of our capital stock:

PARTICIPANTS	AGGREGATE PRINCIPAL AMOUNT OF THE 2014 NOTES
Greater than 5% stockholder
Alta Partners VIII, L.P.	$11,500,000
Director
Jonathan M. Peacock	$1,000,000

Series A Convertible Preferred Stock Financing

In May 2013, we entered into a Series A convertible preferred stock purchase agreement, or the Series A purchase agreement, pursuant to which we issued and sold to investors an aggregate of 20,315,397 shares of our Series A convertible preferred stock. We received net proceeds of $19.6 million for which we issued 10,792,725 shares of Series A convertible preferred stock, at a purchase price of $1.8531 per share. In addition, the aggregate principal amount of approximately $15.0 million of the February and March 2011 convertible notes referred to above converted into 9,522,672 shares of Series A convertible preferred stock at a conversion price equal to $1.5751, representing a 15% discount to the purchase price, and the November 2012 note referred to above converted into 137,289 shares of Series A convertible preferred stock at a conversion price of $1.8531.

The participants in this preferred stock financing included the following members of our board of directors and holders of more than 5% of our capital stock or entities affiliated with them. The following table sets forth the aggregate number of shares of Series A convertible preferred stock issued to these related parties in this preferred stock financing:

PARTICIPANTS	SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
Greater than 5% stockholders
Pontifax (Cayman) II L.P.(1)	2,193,447
Alta Partners VIII, LP	2,158,545
Commercial Street Capital, LLC	1,885,551
Greater than 5% stockholder, Director and Executive Officer
Arie Belldegrun, M.D., FACS(2)	2,126,799
Greater than 5% stockholder and Director
David Bonderman(3)	2,349,004
Director
Roy Doumani	138,532

(1)

Includes (1) 807,681 shares of Series A convertible preferred stock issued to Pontifax (Israel) II L.P. and (2) 313,521 shares of Series A convertible preferred stock issued to Pontifax (Israel) II—Individual Investors L.P.

(2)

Includes (1) 148,716 shares of Series A convertible preferred stock issued to The Arie Belldegrun MD Inc. Profit Sharing Plan, (2) 539,636 shares of Series A convertible preferred stock issued to Arie and Rebecka Belldegrun as trustees of the Belldegrun Family Trust Dated February 18, 1994, (3) 428,534 shares of Series A convertible preferred stock issued to MDRB Partnership, LP, and (4) 396,791 shares of Series A convertible preferred stock issued to Bioeast, LLC.

(3)	Includes 2,349,004 shares of Series A convertible preferred stock issued to Bonderman Family Limited Partnership.

Upon the completion of our initial public offering, all outstanding shares of our Series A convertible preferred stock, plus accrued dividends, were converted into shares of common stock.

Certain of our directors have affiliations with the investors that participated in the loan arrangements and preferred stock financing described above, as indicated in the table below:

DIRECTORS	PRINCIPAL STOCKHOLDER
Farah Champsi	Alta Partners VIII, LP
Ran Nussbaum	Pontifax (Cayman) II L.P.; Pontifax (Israel) II L.P.; Pontifax (Israel) II—Individual Investors L.P.
Steven B. Ruchefsky	Commercial Street Capital, LLC

Services Agreement with Riverbank Capital Securities, Inc.

In December 2010, we entered into a services agreement with Riverbank Capital Securities, Inc., or Riverbank, a FINRA registered broker dealer, to assist with the 2011 financing. One of our directors, Mr. Kazam, serves on the board of directors of Riverbank, and our company secretary serves on the board and is an officer of Riverbank. Under the terms of the services agreement, Riverbank acted as our exclusive placement agent in connection with a private placement offering of our securities with qualified investors. We paid Riverbank a cash placement fee of $673,420 in 2011. In addition, in consideration for such services, we issued to designees of Riverbank warrants to purchase an aggregate of 148,146 shares of our Series A convertible preferred stock in May 2013, including a warrant to purchase 40,000 shares of our Series A convertible preferred stock to our director, Mr. Kazam, and a warrant to purchase 36,850 shares of our Series A convertible preferred stock to our company secretary. See “Description of Capital Stock—Warrants” for additional information.

Consulting Agreement with Two River Consulting, LLC

In June 2009, we entered into a consulting agreement with Two River Consulting, LLC, or Two River, for various clinical development, operational, managerial, accounting and financial, and administrative services. Our President, Chief Executive Officer and Chairman, Dr. Belldegrun, and one of our directors, Mr. Kazam, are the managing members of Two River. In exchange for the services agreed upon under the consulting agreement, for the years ended December 31, 2011, 2012 and 2013 we paid Two River $385,245, $173,250 and $253,467, respectively.

Investor Agreements

In connection with our preferred stock financings, we entered into an investors’ rights agreement containing voting rights, information rights, rights of first refusal and co-sale and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, including all of the holders of more than 5% of our capital stock or entities affiliated with them. In April 2014, this agreement was amended to provide for similar rights to the purchasers of the 2014 Notes. These rights terminated upon the closing of our initial public offering, except for the registration rights as more fully described below in “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see “Management—Limitation on Liability and Indemnification of Directors and Officers.” We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before Offering” is based on 38,351,596 shares of common stock outstanding as of October 31, 2014. The percentage ownership information under the column entitled “After Offering” assumes the sale of 3,485,000 shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of October 31, 2014. As noted in the applicable footnotes to the table, some of the options are not vested but are exercisable at any time and, if exercised, subject to a lapsing right of repurchase until the options are fully vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Kite Pharma, Inc., 2225 Colorado Avenue, Santa Monica, California 90404.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
	BEFORE OFFERING	BEFORE OFFERING	AFTER OFFERING
Greater than 5% stockholders
Arie Belldegrun, M.D., FACS(1)	6,383,444	15.7%	14.5%
David Bonderman(2)	2,408,084	6.3%	5.7%
Pontifax (Cayman) II L.P.(3)	2,201,936	5.7%	5.3%
8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel
Alta Partners VIII, LP(4)	2,926,059	7.6%	7.0%
One Embarcadero, Suite 3700 San Francisco, CA 94111
Directors and Named Executive Officers
Arie Belldegrun, M.D., FACS(1)	6,383,444	15.7%	14.5%
David Bonderman(2)	2,408,084	6.3%	5.7%
Farah Champsi(5)	2,976,059	7.7%	7.1%
Roy Doumani(6)	250,932	*	*
Joshua A. Kazam(7)	527,500	1.4%	1.3%
Ran Nussbaum(8)	2,251,936	5.9%	5.4%
Steven B. Ruchefsky(9)	2,142,840	5.6%	5.1%
Jonathan Peacock(10)	116,014	*	*
Keith Nolop, M.D.(11)	80,729	*	*
Marc Better, Ph.D.(12)	71,875	*	*
Aya Jakobovits, Ph.D.(13)	534,060	1.4%	1.3%
All current executive officers and directors as a group (14 persons)(14)	17,794,644	42.6%	39.3%

*	Represents beneficial ownership of less than one percent
(1)

Represents (1) 2,380,129 shares of common stock that Dr. Belldegrun has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 2,180,129 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, (2) 1,638,324 shares of common stock beneficially owned by Bioeast, LLC, of which Dr. Belldegrun serves as president, (3) 1,775,472 shares of common stock beneficially owned by Arie Belldegrun and Rebecka Belldegrun as trustees of the Belldegrun Family Trust Dated February 18, 1994, (4) 430,190 shares of common stock beneficially owned by MDRB Partnership, L.P, of which Dr. Belldegrun serves as managing partner, and (5) 159,329 shares of common stock beneficially owned by The Arie Belldegrun MD, Inc., Profit Sharing Plan, of which Dr. Belldegrun serves as a plan administrator. On April 2, 2014, Dr. Belldegrun elected to early exercise all of his stock options for a total exercise price of approximately $2.7 million.

(2)

Represents (1) 50,000 shares of common stock that Mr. Bonderman has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 36,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, and (2) 2,358,084 shares of common stock beneficially owned by Bonderman Family LP, of which Mr. Bonderman is partner.

(3)

Represents (1) 1,076,390 shares of common stock beneficially owned by Pontifax (Cayman) II, L.P., (2) 810,803 shares of common stock beneficially owned by Pontifax (Israel) II, L.P., and (3) 314,743 shares of common stock beneficially owned by Pontifax (Israel) II—Individual Investors L.P. Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Mr. Nussbaum is a director of Pontifax Management 2 G.P. (2007) Ltd.

(4)

Represents 2,926,059 shares of common stock beneficially owned by Alta Partners VIII, L.P., or Alta. The directors of Alta Partners Management VIII, LLC, which is the general partner of Alta, exercise sole dispositive and voting power over the shares owned by Alta. Farah Champsi, one of our directors, Daniel Janney, and Guy Nohra are directors of Alta Partners Management VIII, LLC. These individuals may be deemed to share dispositive and voting power over the shares held by Alta. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(5)

Represents (1) 50,000 shares of common stock that Ms. Champsi has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 36,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, and (2) 2,926,059 shares of common stock beneficially owned by Alta. The directors of Alta Partners Management VIII, LLC, which is the general partner of Alta, exercise sole dispositive and voting power over the shares owned by Alta. Farah Champsi, Daniel Janney, and Guy Nohra are directors of Alta Partners Management VIII, LLC. These individuals may be deemed to share dispositive and voting power over the shares held by Alta. Each of these individuals disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(6)

Represents (1) 80,000 shares of common stock that Mr. Doumani has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 36,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, (2) 31,743 shares of common stock held by Carol Duomani, Roy Duomani’s spouse, and (3) 138,532 shares of common stock held by Roy Duomani. Roy Duomani and Carol Duomani share beneficial ownership of these shares.

(7)

Represents (1) 50,000 shares of common stock that Mr. Kazam has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 36,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, (2) 40,000 shares issuable upon the exercise of warrants held by Mr. Kazam, and (3) 437,500 shares of common stock held by Mr. Kazam.

(8)

Represents (1) 50,000 shares of common stock that Mr. Nussbaum has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 36,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, (2) 1,076,390 of shares of common stock beneficially owned by Pontifax (Cayman) II, L.P., (3) 810,803 shares of common stock beneficially owned by Pontifax (Israel) II, L.P., and (4) 314,743 shares of common stock beneficially owned by Pontifax (Israel) II—Individual Investors L.P. Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Mr. Nussbaum is a director of Pontifax Management 2 G.P. (2007) Ltd.

(9)

Represents (1) 250,000 shares of common stock that Mr. Ruchefsky has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 186,112 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, and (2) 1,892,840 shares of common stock beneficially owned by Commercial Street Capital, of which Steven B. Ruchefsky is president.

(10)

Represents (1) 50,000 shares of common stock that Mr. Peacock has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 38,889 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, and (2) 66,014 shares of common stock beneficially owned by Mr. Peacock.

(11)

Consists of 80,729 shares of common stock that Dr. Nolop has the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 2,604 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule. On April 11, 2014, Dr. Nolop elected to early exercise all of his stock options for a total exercise price of $175,000. Dr. Nolop resigned as Chief Medical Officer in May 2014.

(12)	Consists of shares of common stock subject to options exercisable within 60 days of October 31, 2014.
(13)

Consists of 534,060 shares of common stock beneficially owned by Aya Jakobovits as trustee of The Jakobovits Revocable Trust, dated October 11, 1993. Dr. Jakobovits terminated employment with us in December 2013.

(14)

Includes the shares and shares of common stock subject to options exercisable within 60 days of October 31, 2014, as referred to in footnotes (1), (2), (6), (7), (8), (9), (10), (11) and (13). Also represents (1) 585,394 shares of common stock that other executive officers have the right to acquire from us within 60 days of October 31, 2014 pursuant to the exercise of stock options, 532,269 of which would be initially unvested and subject to a right of repurchase by us as of December 30, 2014 that would lapse over the vesting schedule, and (2) 80,566 shares of common stock beneficially owned by other executive officers.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock is undesignated.

Common Stock

Outstanding Shares

On October 31, 2014, there were 38,351,596 shares of common stock outstanding, held of record by 140 stockholders. Based on such number of shares of common stock outstanding as of October 31, 2014, and assuming the issuance by us of 3,485,000 shares of common stock in this offering, there will be 41,836,596 shares of common stock outstanding upon closing of this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of October 31, 2014, 4,523,532 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $6.98 per share.

Warrants

As of March 31, 2014, 159,049 shares of our Series A convertible preferred stock were issuable upon exercise of outstanding warrants to purchase shares of Series A convertible preferred stock with an exercise price of $1.73 per share. Upon the conversion of the Series A convertible preferred stock at the closing of our initial public offering, the warrants converted into warrants to purchase 159,049 shares of common stock at an exercise price of $2.03841. The warrants provide for the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications and consolidations. The outstanding warrants will terminate as of May 10, 2018.

Registration Rights

Certain holders of our common stock, or their transferees, are entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning six months after June 19, 2014, the date set forth on the cover page of the initial public offering prospectus, upon the written request of certain of the holders of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of the registrable securities having an aggregate offering price to the public of not less than $5.0 million, we will be obligated to notify all holders of registrable securities of such request and to use our reasonable best efforts to register the sale of all registrable securities that holders may request to be registered. We are not required to effect more than two registration statements which are declared or ordered effective. We may postpone the filing or effectiveness of a registration statement for up to 90 days once in any 12-month period if (1) we are engaged in or plan to engage within 90 days of the request, in a firm commitment underwritten public offering, or (2) our board of directors reasonably determines that such registration and offering would be materially detrimental to us and our stockholders, and we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the initial public offering registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement. In connection with the terms of the investors’ rights agreement, we received a waiver of these piggyback registration rights from the applicable holders with respect to the registration for this offering.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities will have the right to demand that we file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations. We are not required to effect more than two registrations on Form S-3 in any 12-month period.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discount and commissions, in an amount not to exceed $5,000 per registration.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate as to a given holder of registrable securities upon the earlier of (i) five years following the closing of our initial public offering, (ii) as to any holder of registrable securities, the first date after our initial public offering on which such holder is able to dispose of all of its registrable securities without restriction under Rule 144 of the Securities Act, or (iii) after the consummation of a liquidation event.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•	Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

•

provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against the us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock.

NASDAQ Global Select Market Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “KITE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of October 31, 2014, upon the closing of this offering, 41,836,596 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. All of the shares sold in our initial public offering and in this offering will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act or purchased by certain existing investors and their affiliated entities who are subject to lock-up agreements. The remaining 29,366,629 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	15,109,949 on December 16, 2014 upon the expiration of the lock-up agreements entered into in connection with our initial public offering; and

•	14,256,680 on the expiration of the lock-up agreements entered into in connection with this offering by each of our executive officers, directors and principal stockholders.

Rule 144

In general, under Rule 144 as currently in effect, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available.

A person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 418,366 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, our executive officers and directors have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering in June 2014 that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 are, subject to the lock-up restrictions described above (if applicable), eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with our initial public offering, our directors, executive officers and substantially all of our other stockholders, optionholders, convertible noteholders and warrantholders, agreed with the underwriters that for a period of 180 days (the initial public offering restricted period), after the date of the initial public offering prospectus, subject to specified exceptions, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. Upon expiration of the initial public offering restricted period, certain of our stockholders and warrantholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

In connection with this offering, we, along with our directors and executive officers, have agreed with the underwriters that for a period of 90 days (the restricted period), after the date of this prospectus, subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

The holders of 14,256,680 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the EIP and the ESPP, which became effective on June 23, 2014. Accordingly, shares registered under the registration statement on Form S-8 are available for sale in the open market, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address any state, local or non-U.S. tax consequences or U.S. federal tax consequences other than income taxes. Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, broker-dealers and traders in securities, commodities or currencies, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, holders deemed to sell our common stock under the constructive sale provisions of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders who are subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities or entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, published administrative pronouncements, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holders under their particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) and investors therein are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions on Our Common Stock

Distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, subject to the discussion below regarding backup withholding and foreign accounts, will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation,” or a USRPHC, within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a USRPHC if interests in U.S. real estate constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming a USRPHC, however, there can be no assurance that we will not become a USRPHC in the future. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this withholding on their investment in our common stock.

The withholding provisions described above generally apply to payments of dividends on our common stock, and under current transactional rules are expected to apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated December 10, 2014, between us, Jefferies LLC and Credit Suisse Securities (USA) LLC, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	1,132,625
Credit Suisse Securities (USA) LLC	1,132,625
Cowen and Company, LLC	871,250
Stifel, Nicolaus & Company, Incorporated	348,500

Total	3,485,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $1.863 per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.621 per share of common stock to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discount and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES

Public offering price	$54.000	$54.000	$188,190,000	$216,418,500
Underwriting discount and commissions paid by us	$3.105	$3.105	$10,820,925	$12,444,064
Proceeds to us, before expenses	$50.895	$50.895	$177,369,075	$203,974,436

We estimate expenses payable by us in connection with this offering, other than the underwriting discount and commissions referred to above, will be approximately $0.6 million. We have also agreed to reimburse the underwriters for up to $20,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “KITE”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 522,750 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discount and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We and our executive officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, or the Exchange Act, or

•

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•

publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC and Credit Suisse Securities (USA) LLC.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.

Jefferies LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice To Investors

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the ordinary shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Israel

In the State of Israel, our common stock offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies that, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing our common stock in this offering, in which the shareholders’ equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Santa Monica, California. Covington  & Burling LLP, New York, New York is counsel for the underwriters in connection with this offering.

CHANGE IN INDEPENDENT ACCOUNTANTS

On October 7, 2014, we notified Crowe Horwath LLP, or Crowe, our former accounting firm, that they had been dismissed as our independent registered public accounting firm and we engaged Ernst & Young LLP, or Ernst & Young, as our new independent registered public accounting firm. Our audit committee approved the change in independent accountants.

The audit reports of Crowe on our financial statements as of and for the fiscal years ended December 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended December 31, 2013 and 2012 and through October 7, 2014, there were no (a) disagreements between us and Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Crowe’s satisfaction, would have caused them to make reference thereto in connection with its opinion on the financial statements for such years or (b) “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During our two most recent fiscal years and the subsequent interim period prior to our engagement of Ernst & Young, we did not consult with Ernst & Young regarding (a) the application of accounting principles to a specified transaction, either completed or proposed; (b) the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (c) any matter that was the subject of a disagreement or reportable event as defined in Items 304(a)(1)(iv) and (v), respectively, of Regulation S-K with Crowe.

EXPERTS

The financial statements as of December 31, 2013 and 2012, and for the years then ended, included in this prospectus, have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 2225 Colorado Avenue, Santa Monica, California 90404, or telephoning us at (310) 824-9999.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.kitepharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Kite Pharma, Inc.

Santa Monica, California

We have audited the accompanying balance sheets of Kite Pharma, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York

April 4, 2014

KITE PHARMA, INC.

BALANCE SHEETS

	DECEMBER 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$22,357,478	$8,651,390
Prepaid expenses	240,023	192,965

Total current assets	22,597,501	8,844,355
Property and equipment, net	273,641	16,758
Other assets	111,266	31,497

Total assets	$22,982,408	$8,892,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$382,428	$127,621
Accrued expenses and other current liabilities	909,012	456,666
Due to related party	70,899	30,051

Total current liabilities	1,362,339	614,338
Deferred rent	38,952	40,121
Convertible notes	—	250,000
Derivative liabilities	—	140,940

Total liabilities	1,401,291	1,045,399

COMMITMENTS AND CONTINGENCIES (SEE NOTE 12)

STOCKHOLDERS’ EQUITY
Securities convertible into equity, net of issuance costs	—	14,193,129
Series A Preferred stock, $0.001 par value, 20,474,452 shares authorized, 20,315,397 and 0 shares issued and outstanding (liquidation value of $39,082,185 as of December 31, 2013)	20,315	—
Common stock, $0.001 par value, 75,000,000 shares authorized, 5,527,816 and 5,415,316 shares issued and outstanding	5,528	5,415
Additional paid-in capital	36,989,743	70,636
Accumulated deficit	(15,434,469)	(6,421,969)

Total stockholders’ equity	21,581,117	7,847,211

Total liabilities and stockholders’ equity	$22,982,408	$8,892,610

See accompanying notes to financial statements

KITE PHARMA, INC.

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,
	2013	2012
Operating expenses:
Research and development	$5,088,313	$1,811,048
General and administrative	1,339,034	770,098

Total operating expenses	6,427,347	2,581,146

Loss from operations	(6,427,347)	(2,581,146)
Other income (expense):
Interest income	52,109	36,005
Interest expense	(3,562)	(849)
Other income (expense)	13,270	(26,700)

Total other income (expense)	61,817	8,456

Net loss	(6,365,530)	(2,572,690)

Series A Preferred Stock dividend	(1,435,723)	—

Net loss available to common stockholders	$(7,801,253)	$(2,572,690)

Net loss per share, basic and diluted	$(1.43)	$(0.48)

Weighted-average shares outstanding, basic and diluted	5,473,384	5,314,214

See accompanying notes to financial statements

KITE PHARMA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	SERIES A PREFERRED STOCK		COMMON STOCK		SECURITIES CONVERTIBLE INTO EQUITY	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at January 1, 2012	—	—	5,218,650	5,218	14,193,129	36,320	(3,849,279)	10,385,388
Stock based compensation for services	—	—	105,000	105	—	29,825	—	29,930
Stock option exercise	—	—	91,666	92	—	4,491	—	4,583
Net loss, year ended December 31, 2012	—	—	—	—	—	—	(2,572,690)	(2,572,690)

Balance at December 31, 2012	—	—	5,415,316	5,415	14,193,129	70,636	(6,421,969)	7,847,211
Stock based compensation for services	—	—	105,000	105	—	125,197	—	125,302
Issuance of preferred stock, net	10,655,436	10,655	—	—	—	19,586,192	—	19,596,847
Conversion of convertible securities into preferred stock	9,522,672	9,523	—	—	(14,193,129)	14,183,606	—	—
Convertible securities beneficial conversion feature	—	—	—	—	—	2,646,970	(2,646,970)	—
Conversion of convertible notes into preferred stock	137,289	137	—	—	—	254,274	—	254,411
Issuance of warrants to placement agent	—	—	—	—	—	122,500	—	122,500
Stock option exercise	—	—	7,500	8	—	368	—	376
Net loss, year ended December 31, 2013	—	—	—	—	—	—	(6,365,530)	(6,365,530)

Balance at December 31, 2013	20,315,397	$20,315	5,527,816	$5,528	$—	$36,989,743	$(15,434,469)	$21,581,117

See accompanying notes to financial statements

KITE PHARMA, INC.

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2013	2012
Cash flows from operating activities
Net loss	$(6,365,530)	$(2,572,690)
Adjustment to reconcile net loss to net cash from operating activities
Depreciation and amortization	16,790	8,552
Stock-based compensation	125,302	29,930
Change in fair value of derivative liability	(18,440)	26,700
Noncash interest expense on convertible notes	3,562	849
Deferred rent	(1,169)	(5,969)
Loss on disposal of assets	5,170	—
Changes in operating assets and liabilities
Prepaid expenses	(47,058)	(179,235)
Other assets	(79,769)	(17,664)
Accounts payable	254,807	52,288
Accrued expenses	453,195	(98,867)
Due to related party	40,848	(28,920)

Net cash from operating activities	(5,612,292)	(2,785,026)

Cash flows from investing activities
Purchase of property and equipment	(278,843)	(1,919)

		—
Cash flows from financing activities
Proceeds from exercise of stock options	376	4,583
Proceeds from issuance of common stock to founders	—	—
Proceeds from issuance of preferred stock, net	19,596,847	—
Proceeds from issuance of securities convertible into equity, net	—	—
Proceeds from issuance of convertible notes	—	250,000
Proceeds from related party loans	—	—
Repayment of related party loans	—	—

Net cash from financing activities	19,597,223	254,583

Net change in cash and cash equivalents	13,706,088	(2,532,362)
Cash and cash equivalents at beginning of period	8,651,390	11,183,752

Cash and cash equivalents at end of period	$22,357,478	$8,651,390

Supplemental schedule of cash flows information:
Cash paid for interest	$16,718	$—

Supplemental schedule of non-cash investing and financing activities:
Warrants issuable pursuant to placement agent agreement	$—	$—

Conversion of convertible notes to securities convertible into equity	$254,411	$—

Discount from conversion of securities convertible into equity	$2,646,970	$—

Conversion of convertible securities into equity	$14,999,525	$—

See accompanying notes to financial statements

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

NOTE 1—BUSINESS AND NATURE OF OPERATIONS

Nature of Operations

Kite Pharma, Inc. (the “Company”) was incorporated on June 1, 2009 in the State of Delaware. The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel cancer immunotherapy products designed to harness the power of a patient’s own immune system to eradicate cancer cells. The Company is developing multiple product candidates using its engineered autologous cell therapy (“eACT”), which involves the genetic engineering of T cells to express either chimeric antigen receptors (“CAR’s”) or T cell receptors (“TCR’s”).

The Company’s headquarters and operations are in Santa Monica, California. Since commencing operations, the Company has devoted substantially all of its efforts to securing intellectual property rights, performing research and development activities, including clinical trials, in collaboration with the Surgery Branch of the National Cancer Institute (“NCI”), hiring personnel, and raising capital to support and expand these activities.

NOTE 2—BASIS OF PRESENTATION AND MANAGEMENT PLANS

The Company since inception has not generated any revenue from the sale of products. The Company has experienced net losses since its inception and has an accumulated deficit of $15,434,469 and $6,421,969 as of December 31, 2013 and 2012, respectively. The Company expects to incur losses and have negative net cash flows from operating activities as it expands its portfolio and engages in further research and development activities, particularly conducting preclinical studies and clinical trials.

We previously were classified as a “development stage entity” under U.S. GAAP and, as such, were required to present inception-to-date information in our statements of operations, stockholders’ equity and cash flows. In June 2014, the Financial Accounting Standards Board issued an accounting standards update that eliminates the concept of a development stage entity from U.S. GAAP and removes the related incremental reporting requirements, which we elected to early adopt. The financial statements reflect the retrospective application of the new guidance.

Cash resources as of December 31, 2013 and 2012 were $22,357,478 and $8,651,390, respectively. Based on its resources as of December 31, 2013 and the Company’s current operating plans, which include the initiation of clinical studies, the Company believes that it has sufficient capital to fund its operations into the second quarter of 2015. The Company may need to raise additional capital to continue its operations beyond the second quarter of 2015. The Company’s continued operations will depend on its ability to raise additional funds through various potential sources, including without limitation, equity and/or debt financings, or through strategic partnerships with other pharmaceutical companies, which may include the transfer of rights to its licensed technologies. The Company currently intends to fund operations from cash on hand and through sources of capital similar to those previously described.

The success of the Company depends on its ability to develop its technologies to the point of FDA approval and subsequent revenue generation or through the sale, merger, or other transfer of all or substantially all of the Company’s assets and, accordingly, to raise enough capital to finance these developmental efforts. In the future, management will need to raise additional equity capital to finance the continued operating and capital requirements of the Company. Any amounts raised will be used to further develop the Company’s technologies, acquire additional product licenses and for other working capital purposes. There can be no assurances that the Company will be able to secure such additional financing, or if available, that it will be sufficient to meet its needs. If the Company cannot obtain substantial working capital, it will be forced to curtail its planned business operations.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist primarily of money market funds and are stated at cost, which approximates fair value.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the remaining term of the respective lease. The estimated useful lives of property and equipment are as follows:

DESCRIPTION	ESTIMATED USEFUL LIFE
Computer equipment	3 years
Office equipment and furniture	5 to 7 years
Laboratory equipment	5 to 10 years
Leasehold improvements	shorter of useful life or lease term

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Expenses related to patent costs for the years ended December 31, 2013 and 2012 were $650,439 and $32,929, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

Fair Value of Financial Instruments

Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, accounts payable, accrued expenses and convertible notes payable. The carrying amounts of these instruments reasonably approximate their fair values due to their short-term maturities.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Accrued Expenses

Accrued expenses consist of the following as of December 31, 2013 and 2012:

	DECEMBER 31,
	2013	2012
Accrued compensation costs	$397,173	$175,000
Accrued past patent expense reimbursement	440,000	166,000
Accrued research and development costs	53,000	65,000
Accrued other expense	18,839	50,666

Total accrued expenses and other current liabilities	$909,012	$456,666

Warrant Liability

The Company accounts for the placement warrants that were issued to designees of Riverbank Capital Securities, Inc. (“Riverbank”), a FINRA member broker dealer, in connection with the February 2011 convertible securities (see Note 8) in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classify the warrants as a liability at fair value and adjusts fair value at each reporting period. This liability is subject to re-measurement at each reporting date until issued, and any change in fair value is recognized as a component of other income or expense. The fair value of these warrants issuable by the Company, have been estimated by management using a probability weighted Black-Scholes option-pricing model.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions and is insured to the maximum limitations. Balances in these accounts may exceed federally insured limits at times, which expose the Company to institutional risk.

Research and Development

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from its external service providers. The Company adjusts its accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period. Stock-based compensation is recognized only for those awards that are ultimately expected to vest. Common stock, stock options, and warrants or other equity instruments issued to non-employees, including consultants and members of the Company’s Scientific Advisory Board, as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued unless the fair value of the consideration received can be more reliably measured. The fair value of any options issued to non-employees is recorded as expense as the shares vest.

The fair value of stock options is determined using the Black-Scholes option-pricing model.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Net Loss per Common Share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similarly to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In addition, the loss available to common stockholders is adjusted for Series A Preferred Stock dividends.

For all periods presented, potentially dilutive securities are excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

As of December 31, 2013 and 2012, potentially dilutive securities include:

	DECEMBER 31,
	2013	2012
Series A Preferred Stock	20,315,397	—
Options to purchase common stock	2,767,222	32,500

Total	23,082,619	32,500

For the year ended December 31, 2013 and 2012, the following table details those securities which have been excluded from the computation of potentially dilutive securities as their exercise prices are greater than the fair market price per common share as of December 31, 2013 and 2012, respectively.

	YEAR ENDED DECEMBER 31,
	2013	2012
Securities convertible into equity	—	9,522,672
Warrants to purchase convertible preferred stock	159,049	—
Options to purchase common stock	—	395,000

Total	159,049	9,917,672

The 9,522,672 shares assumes the securities convertible into equity converted at $1.31 per share which was the most advantageous price to the holders at the time.

Amounts in the table above reflect the common stock equivalents of the noted instruments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income. The Company provides a valuation allowance when it appears more likely than not that some or all of the net deferred tax assets will not be realized. The income tax returns of the Company are subject to examination by federal, California and Maryland taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the Company.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Income Taxes—(Continued)

The Company’s tax returns are subject to the normal statute of limitations, three years from the filing date for federal income tax purposes. The federal and state statute of limitations generally remain open for years in which tax losses are generated until three years from the year those losses are utilized, accordingly the Company’s Federal 2009-2013, California 2009-2013 and Maryland 2013 Federal and State returns are still subject to audit by the IRS and state and local jurisdictions.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in the years ended 2013 or 2012. In addition the Company had no amounts accrued for interest and penalties as of December 31, 2013 or 2012. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment, consists of the following as of December 31, 2013 and 2012:

	DECEMBER 31,
	2013	2012
Laboratory equipment	$243,479	$—
Computer equipment	22,405	14,217
Office equipment and furniture	28,992	9,041
Leasehold improvements	7,225	10,200

	302,101	33,458
Less: accumulated depreciation and amortization	(28,460)	(16,700)

	$273,641	$16,758

Depreciation and amortization expense for the years ended December 31, 2013 and 2012 was $16,790 and $8,552, respectively.

NOTE 5—LICENSE AGREEMENTS AND CRADA

CAIX License Agreement

In February 2011, the Company entered into a license agreement with The Regents of the University of California (the “Regents”) (the “UCLA License Agreement”) to acquire the exclusive rights to develop and commercialize GM-CAIX, an antigen believed to have use in the field of, but not limited to, cancer immunotherapy (the “Licensed Product”). The Regents is the governing body of the University of California.

Upon execution of the UCLA License Agreement, the Company made a one-time cash payment to the Regents in the aggregate amount of $10,000 which was expensed as research and development expense and agreed to reimburse the Regents for past patent expenses totaling $166,000 in 24 monthly installments commencing on February 9,

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 5—LICENSE AGREEMENTS AND CRADA—(Continued)

CAIX License Agreement—(Continued)

2013. Additionally, the Company issued to the Regents 27,400 shares of common stock, par value $0.001 per share, valued at $10,412. The Company is required to make performance-based cash payments upon successful completion of clinical and regulatory milestones relating to the Licensed Product in the United States, Europe and Japan. The aggregate potential milestone payments are $2.2 million, of which $2.0 million is due only after marketing approval in the United States, Europe and Japan. The first milestone payment will be due upon the dosing of the first patient in the first Phase 2 clinical study of a Licensed Product in the United States. The Company was not required to make any milestone payments for the years ended December 31, 2013 and 2012 and does not expect to make any milestone payments during 2014. For the years ended December 31, 2013 and 2012, the Company recognized approximately $58,900 and $38,000, respectively in expenses in connection with the UCLA License Agreement. As of December 31, 2013, the Company had approximately $117,200 recorded in accounts payable and accrued expenses due to the Regents.

Cooperative Research and Development Agreement with the NCI

In August 2012, the Company entered into a Cooperative Research and Development Agreement (the “CRADA”) with the U.S. Department of Health and Human Services, as represented by the National Cancer Institute (the “NCI”) for the research and development of novel engineered peripheral blood autologous T cell therapeutics for the treatment of multiple cancer indications. This collaboration with the Surgery Branch at NCI, provides Kite with access to inventions resulting from the CRADA work relating to the current and future clinical product pipeline of autologous peripheral blood T cells, engineered with the NCI’s proprietary tumor-specific T Cell Receptors and Chimeric Antigen Receptors, directed to multiple hematological and solid tumor types. The CRADA will help support the development of certain technologies licensed from the NIH (see below). Pursuant to the CRADA, NCI will provide scientific staff and other support necessary to conduct research and related activities as described in the CRADA.

The CRADA has a five-year term commencing August 31, 2012 and expiring on August 30, 2017. During the term of the agreement, Kite will make quarterly payments of $250,000 to the NCI for support of research activities. For the year ended December 31, 2013, Kite made four payments totaling $1,000,000, with $833,333 expensed to research and development and $166,667 recorded as prepaid as of December 31, 2013. For the year ended December 31, 2012, Kite made two payments totaling $500,000, with $333,333 expensed to research and development and $166,667 recorded as prepaid as of December 31, 2012 and expensed during the first quarter of 2013. Total expense recognized under the CRADA for the year ended December 31, 2013 was $1,000,000.

Pursuant to the terms of the CRADA, Kite has agreed to hold the NCI harmless and to indemnify the NCI from all liabilities, demands, damages, expenses and losses arising out of the use by the Company for any purpose of the data generated, materials produced or inventions discovered in whole or in part by NCI employees under the CRADA, unless due to their negligence or willful misconduct. The CRADA may be terminated at any time upon the mutual written consent of the Company and NCI. The Company or NCI may unilaterally terminate the CRADA at any time by providing written notice at least 60 days before the desired termination date.

Pursuant to the terms of the CRADA, the Company has an option to elect to negotiate an exclusive or nonexclusive commercialization license to any inventions discovered in the performance of the CRADA, whether solely by an NCI employee or jointly with a Kite employee for which a patent application has been filed.

The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADA.

NIH License

Pursuant to an Exclusive Patent License Agreement (the “NIH License”) with the National Institutes of Health (“NIH”) dated April 11, 2013, the Company holds an exclusive, worldwide license to certain intellectual property

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 5—LICENSE AGREEMENTS AND CRADA—(Continued)

NIH License—(Continued)

owned by the NIH (the “Licensed Patent Rights”). Pursuant to the terms of the NIH License, the Company is required to pay NIH a one-time cash payment in the aggregate amount of $200,000, two-thirds of which shall be payable to NIH within 60 days of execution of the NIH License and one-third of which will be payable upon the earlier to occur of (a) 18 months from the date of execution of the NIH License and (b) the termination of the NIH License. The Company will also reimburse NIH for past patent expenses in the aggregate amount of approximately $58,000, with half of this amount paid during 2013 and the balance payable in 2014. The Company is also required to pay NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA (see Note 5), and thereafter shall be payable on each January 1st. The Company is also required to make performance-based cash payments upon successful completion of clinical and regulatory benchmarks relating to the Licensed Products. The aggregate potential clinical and regulatory benchmark payments are $8.1 million, of which $6.0 million is due only after marketing approval in the United States, Europe, Japan, China or India. The first benchmark payment will be due upon the commencement of the first company sponsored human clinical study of a Licensed Product. The Company was not required to make any benchmark payments during 2013 and does not expect to be required to make any such payments in 2014. The Company is also required to pay NIH benchmark payments based upon aggregate Net Sales of Licensed Products, which amount will equal up to $7.0 million following aggregate net sale of $1.0 billion. The Company must also pay NIH royalties on net sales of products covered by the NIH License (“Licensed Products”) at rates in the mid-single digits. To the extent the Company enters into a sublicensing agreement relating to the Licensed Products, the Company is required to pay NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the Licensed Products at the time of the sublicense. Sublicense payments shall be in lieu of benchmark payments.

The Company has agreed to indemnify and hold NIH, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses and losses, including but not limited to death, personal injury, illness, or property damage to the extent arising out of any suit or proceeding brought by a third-party for (a) the use by or on behalf of the Company, its sublicensees, affiliates, or their respective directors, employees or third parties (on behalf of the Company, its sublicensees or affiliates) of any Licensed Patent Rights; or (b) the design, manufacture, distribution, or use of any NIH Licensed Products, licensed processes or other materials, products or processes developed by or on behalf of the Company, its sublicensees or affiliates in connection with or arising out of the Licensed Patent Rights.

The NIH License shall expire upon the last to expire patent contained in the Licensed Patent Rights. NIH may terminate or modify the NIH License in the event of a material breach by the Company that remains uncured following the date that is 90 days following written notice to the Company of such breach. The Company may terminate the NIH License, or any portion thereof, at its sole discretion at any time upon 60 days written notice to NIH.

During the year ended December 31, 2013, the Company recognized approximately $191,200 under the NIH License, with approximately $29,000 recorded as accounts payable as of December 31, 2013.

Cabaret License

On December 12, 2013, the Company entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret Biotech Ltd. (“Cabaret”) and Dr. Zelig Eshhar relating to certain intellectual property and know-how (the “Licensed IP”) owned or controlled by Cabaret (the “Cabaret License”) for use in the treatment of oncology and such other fields as may be agreed to by the parties. Should Cabaret propose to enter into an agreement with a third party relating to the use of the Licensed IP outside of oncology (“Additional Indications”), then Cabaret shall notify Kite in writing and Kite shall have a 60-day right of first negotiation to acquire a license to the Licensed IP in such Additional Indications.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 5—LICENSE AGREEMENTS AND CRADA—(Continued)

Cabaret License—(Continued)

Pursuant to the Cabaret License, the Company made a one-time cash payment to Dr. Eshhar in the amount of $25,000 and reimbursed Dr. Eshhar for past patent expenses totaling $350,000. The Company shall be required to make cash milestone payments upon successful completion of clinical and regulatory milestones in the United States and certain major European countries relating to each product covered by the Cabaret License (each, a “Cabaret Licensed Product”). The aggregate potential milestone payments are $3.9 million for each of the first two Cabaret Licensed Products, of which $3.0 million is due only after marketing approval in the United States and at least one major European country. Thereafter, for each subsequent Cabaret Licensed Product such aggregate milestone payments shall be reduced to $2.7 million. The first milestone payment will be due upon the acceptance of an investigational new drug application by the Unites States Food and Drug Administration for the first Cabaret Licensed Product. The Company has also agreed to pay Cabaret royalties on net sales of Cabaret Licensed Products at rates in the mid-single digits. Prior to the first commercial sale of a Cabaret Licensed Product, the Company will pay Cabaret an annual license fee equal to $30,000. To the extent the Company enters into a sublicensing agreement relating to a Cabaret Licensed Product, the Company will be required to pay Dr. Eshhar a percentage of all non-royalty income received from such sublicensee, which percentage will decrease based upon the stage of development of the Cabaret Licensed Product at the time of sublicensing.

The Company has agreed to defend, indemnify and hold Dr. Eshhar, Cabaret, its affiliates, directors, officers, employees and agents, and if applicable certain other parties, harmless from all losses, liabilities, damages and expenses (including attorneys’ fees and costs) incurred as a result of any claim, demand, action or proceeding to the extent resulting from (a) any breach of the Cabaret License by the Company or its sublicensees, (b) the gross negligence or willful misconduct of the Company or its sublicensees in the performance of its obligations under this Cabaret License, or (c) the manufacture, development, use or sale of Cabaret Licensed Products by the Company or its sublicensees, except in each case to the extent arising from the gross negligence or willful misconduct of Cabaret or Dr. Eshhar or the breach of this Agreement by Dr. Eshhar or Cabaret.

The Cabaret License shall expire on a product-by-product and country-by-country basis on the date on which the Company, its affiliates and sublicensees permanently cease to research, develop, sell and commercialize the Cabaret Licensed Products in such country. Either party may terminate the Cabaret License in the event of a material breach of the agreement that remains uncured following the date that is 60 days from the date that the breaching party is provided with written notice by the non-breaching party. Additionally, the Company may terminate the Cabaret License at its sole discretion at any time upon 30 days written notice to Cabaret and Dr. Eshhar, provided, however, that if the Company elects to terminate the Cabaret License for convenience at any time prior to the third anniversary of the Cabaret License, then the Company shall pay Cabaret a termination fee equal to $500,000.

As part of the Cabaret License, during April 2014, the Company entered into a sponsored research agreement (the “Grant Agreement”) with The Medical Research, Infrastructure, and Health Services Fund of the Tel Aviv Medical Center (the “Fund”) pursuant to which Dr. Eshhar shall conduct research, according to a mutually agreed research work-plan, which shall be funded by the Company according to a mutually agreed upon budget of at least $60,000 per year and agreed upon funding schedule for a period of not less than three years on the terms and conditions thereof. Pursuant to the term of the Grant Agreement, the Fund owns the rights to all data and inventions arising out of the research. The Company shall have the right to use all unpatented data and shall have a 90 day right of first negotiation to acquire a license to any patentable inventions arising out of the research on commercially reasonable and customary terms.

During 2013, the Company recognized $375,000 in expenses in connection with the Cabaret License, all of which was recorded as accounts payable as of December 31, 2013.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 5—LICENSE AGREEMENTS AND CRADA—(Continued)

Cabaret License—(Continued)

Additionally, in June 2013 the Company entered into a four year Consulting and Scientific Advisory Agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, the Company pays a cash fee equal to $50,000 per annum payable in quarterly installments. On December 13, 2013, the Consulting Agreement was amended to provide that the Company shall also pay a cash payment equal to $135,000 upon the earlier to occur of (a) a change of control of the Company; and (b) the closing of the Company’s initial public offering of its securities. In addition, on December 12, 2013 the Company granted an option (the “Consulting Option”) to purchase 403,062 shares of the Company’s common stock at an exercise price equal to $0.70 per share for a total value of $193,714. During 2013 the Company recognized $47,917 in expense in connection with the Consulting Agreement.

The Company shall own all intellectual property that the consultant develops during and within the course of performing the services for the Company under the Consulting Agreement, whether alone or with others within the Company. The consultant has also agreed not to provide any consulting activities to any third parties relating to the use of adoptive cell therapy in oncology.

NOTE 6—CONVERTIBLE NOTES PAYABLE

On November 30, 2012, the Company issued a 4% convertible promissory note (the “4% Note”) in the principal amount of $250,000 with an original maturity date of January 31, 2013, which was subsequently amended to May 15, 2013. The 4% Note is mandatorily convertible into shares of the Company’s equity securities upon the closing of a financing in which the Company receives cumulative gross proceeds of at least $3,000,000 (a “Qualified Financing”) through the issuance of shares of its equity securities or any securities convertible or exchangeable for equity securities, of one or more series ( “Equity Securities”). Contemporaneously with the closing of a Qualified Financing, the outstanding principal of the 4% Note and all accrued but unpaid interest shall automatically convert into the same kind of validly issued, fully paid and non-assessable Equity Securities as issued in the Qualified Financing at a conversion price equal to the per share or unit purchase price of the Qualified Financing.

A total of $3,562 and $849 of interest expense was accrued during the years ended December 31, 2013 and 2012, respectively. In May 2013, the Company completed a Qualified Financing and the principal amount of the 4% Notes, and $4,411 of accrued interest automatically converted into 137,289 shares of Series A Preferred Stock at a conversion price of $1.8531 (see Note 8).

NOTE 7—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2012. The Company had no assets or liabilities subject to fair value measurement as of December 31, 2013.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 7—FAIR VALUE OF FINANCIAL INSTRUMENTS—(Continued)

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company has determined the fair value of certain liabilities using the market approach. The following table presents the Company’s fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2012:

	FAIR VALUE DECEMBER 31, 2012	QUOTED MARKET PRICES IN ACTIVE MARKETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Liabilities
Warrant liability	$140,940	$—	$—	$140,940

Total	$140,940	$—	$—	$140,940

The fair value of the warrant liability relating to the warrants issuable in connection with the Convertible Securities (see Note 8) was estimated by management using the Black-Scholes option-pricing model. The changes in the fair value of the warrant liability are recorded in other income (expense) on the Statements of Operations.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 7—FAIR VALUE OF FINANCIAL INSTRUMENTS—(Continued)

The following table provides a summary of changes in fair value of the Company’s liabilities, as well as the portion of losses included in income attributable to unrealized appreciation that relate to those liabilities held as of December 31, 2013 and 2012:

FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
WARRANT LIABILITY
Balance as of January 1, 2012	$114,240
Purchases, sales and settlements:
Derivatives issuable	—
Total gains or losses
Unrealized appreciation	26,700

Balance as of December 31, 2012	$140,940

Purchases, sales and settlements:
Derivatives settled	(122,500)
Total gains or losses
Unrealized depreciation	(18,440)

Balance as of December 31, 2013	$—

NOTE 8—STOCKHOLDERS’ EQUITY

Increase In Authorized Shares

In May 2013, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of shares of common and preferred stock that the Company is authorized to issue from 25,000,000 shares to 75,000,000 shares and from 5,000,000 shares to 20,474,452 shares, respectively.

Series A Preferred Stock Financing

On May 10, 2013, the Company completed a private placement (the “Series A Financing”) in which it issued an aggregate of 20,315,397 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Shares”). In connection with the Series A Financing, the Company issued 10,792,725 Series A Preferred Shares at a purchase price of $1.8531 per share for gross proceeds of $19,999,999 less issuance costs of $148,741. Included in the gross proceeds was the conversion of the 4% Notes and accrued interest totaling $254,411. In addition, pursuant to the terms of the Convertible Securities from the 2011 Financing (defined below), the aggregate principal amount of $14,995,525 converted into 9,522,672 Series A Preferred Shares at a conversion price equal to $1.5751, representing a 15% discount to the purchase price. Additionally, the Company issued warrants (the “Series A Warrants”) to purchase an aggregate of 159,049 Series A Preferred Shares, of which certain designees of Riverbank Capital Securities, Inc. received 148,146 (see Note 10). As of the date of issue, May 10, 2013, and December 31, 2012, the Series A Warrants were valued at $122,500 and $140,940, respectively.

The terms, conditions, privileges, rights and preferences of the Series A Convertible Preferred Stock are described in a Certificate of Designation filed with the Secretary of State of Delaware on May 10, 2013.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 8—STOCKHOLDERS’ EQUITY—(Continued)

Series A Preferred Stock Financing—(Continued)

Along with the holders of common stock, the holders of Series A Preferred Stock were entitled to one vote on all matters submitted to the holders of common stock for each share of common stock into which the Series A Preferred Stock would be converted as of the record date for such vote based on the conversion ratio then in effect. In addition, the holders of the Series A Preferred Stock were entitled to vote as a separate class with respect to any change in the rights of the Series A Preferred Stock, any amendment to the Company’s certificate of incorporation, any increase in the number of shares of Series A Preferred Stock, or the authorization, creation or issuance of any class or series of capital stock ranking senior to or of equal seniority with the Series A Preferred Stock.

In connection with the Series A Financing, two new members were appointed to the Board of Directors. In addition, for so long as at least 2,000,000 Series A Preferred Shares remain outstanding, the holders of the Series A Preferred Shares voting as a separate class, shall be entitled to elect one (1) member of the Board. Moreover, for so long as at least 2,000,000 Series A Preferred Shares remain outstanding, the affirmative vote of at least two-thirds of the Series A Preferred Shares then outstanding shall be required for the Company to take certain corporate actions.

The holders of Series A Preferred Stock were entitled to an annual per share cumulative dividend equal to 6% of the Stated Value (as defined) of each share of Series A Preferred Stock, and which the Company could elect to pay in the form of additional shares of common stock in lieu of cash. The holders of Series A Preferred Stock were entitled to payment of all accrued dividends prior to the payment of any dividends to the holders of common stock. As of December 31, 2013, the amount for the Series A Preferred Stock dividend was $1,435,723.

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock were entitled to be paid, prior to any payments to the holders of common stock, an amount per share of Series A Preferred Stock equal to the Stated Value, plus all accrued but unpaid dividends.

Each share of Series A Preferred Stock shall be convertible into shares of common stock, at any time at the option of the holder thereof and without payment of any additional consideration. Each share of Series A Preferred Stock shall automatically convert into shares of common stock immediately prior to the closing of a Qualified IPO (as defined).

Beginning 6 months after a Qualified IPO (as defined), holders of at least 50% of the Series A Preferred Stock then outstanding, may request in writing that the Company effect the registration of such Registrable Securities (as defined) under the Securities Act. Upon receipt of such written notice, the Company shall promptly use its best efforts to effect the registration.

Convertible Securities

On February 25, 2011, the Company completed a private placement offering of convertible securities (the “Convertible Securities”) in which it received gross proceeds equal to $14,999,525 (the “2011 Financing”). The original maturity date of the Convertible Securities was two years from the date of issuance, which was subsequently amended to May 15, 2013.

The Company incurred issuance costs of $806,396 of which approximately $770,220 related to placement agent fees paid of $673,420 and warrants with a fair value of $96,800 to be issued to Riverbank, a FINRA member broker dealer and a related party controlled by certain officers and/or directors of the Company (see Note 10), which acted as placement agent for the Company in connection with the issuance of the Convertible Securities. These financing costs were netted against the Securities upon the closing of the financing.

The Convertible Securities are unsecured obligations that are mandatorily convertible into shares of the Company’s equity securities upon the closing of a subsequent financing (the “Subsequent Financing”) in which the Company raises at least $5,000,000 through the issuance of equity securities, at a conversion price equal to the lesser of

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 8—STOCKHOLDERS’ EQUITY—(Continued)

Convertible Securities—(Continued)

(i) 85% of the per share price of the Subsequent Financing securities, and (ii) the Conversion Price. The Convertible Securities mandatorily convert on May 15, 2013 into shares of common stock of the Company at a conversion price of $1.31 in the event the Company has not completed a Subsequent Financing. The Securities are also convertible at the election of the holder into shares of the Company’s common stock at any time prior to a mandatory conversion event at a per share conversion price (the “Conversion Price”) of $2.61.

The Convertible Securities have been classified as a component of stockholders’ equity as of December 31, 2012, as the characteristics of the Convertible Securities are more consistent with those of an equity security than of a debt security.

As a result of the Series A Financing, the Convertible Securities converted into 9,522,672 Series A Preferred Shares at a conversion price of $1.5751 per share which was a discount of 15% to the purchase price of $1.8531. The Company recognized a charge to additional paid-in capital and retained earnings of $2,646,970 related to this contingent beneficial conversion feature at the time of conversion.

Restricted Common Stock

Pursuant to the terms of an employment agreement (the “Employment Agreement”) entered into with Aya Jakobovits, Ph.D., who served as the Company’s President and Chief Executive Officer from September 1, 2010 until her resignation in December 2013, on September 1, 2010, the Company issued to Dr. Jakobovits 480,000 shares of restricted common stock (the “Restricted Shares”). In February 2011, upon the completion of a private placement offering, 12.5% of the Restricted Shares vested. The remaining 87.5% of the Restricted Shares vest over four years with 25% of such remaining shares vesting upon the first anniversary of the Employment Agreement and 1/36th of such remaining Restricted Shares vesting on each subsequent one-month anniversary of the agreement. The Restricted Shares were determined to have a total fair value of $24,000 on grant date as estimated by the Company’s Board of Directors based on various factors, including the Company’s early stage of development, net working capital position and lack of any licensed compounds at the time of the grant. For the years ended December 31, 2013 and 2012, $5,250 and $5,250, respectively, in compensation expense has been recognized by the Company relating to the vesting of the Restricted Shares. In December 2013, Dr. Jakobovits resigned from the Company, and 78,750 Restricted Shares were forfeited.

A summary of changes in the Company’s non-vested shares as of December 31, 2013 and 2012 are as follows:

NON-VESTED SHARES	RESTRICTED SHARES	WEIGHTED- AVERAGE GRANT DATE FAIR VALUE
Non-vested at January 1, 2012	288,750	$14,437
Granted	—	—
Vested	(105,000)	(5,250)
Forfeited

Non-vested at December 31, 2012	183,750	$9,187
Granted	—	—
Vested	(105,000)	(5,250)
Forfeited	(78,750)	(3,937)

Non-vested at December 31, 2013	—	$—

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 8—STOCKHOLDERS’ EQUITY—(Continued)

Common Stock

In July 2012, the Company’s former Chief Medical Officer exercised 91,666 stock options with an exercise price of $0.05 per share resulting in total proceeds to the Company of $4,583 and the issuance of 91,666 shares of the Company’s common stock.

NOTE 9—STOCK BASED COMPENSATION

In 2009, the Company established an equity incentive plan (the “Plan”) pursuant to which incentives may be granted to officers, employees, directors, consultants and advisors. Incentives under the Plan may be granted in any one or a combination of the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights; (c) stock awards; (d) restricted stock; and (e) performance shares.

The Plan is administered by the Board of Directors of the Company or a committee appointed by the Board of Directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. As of December 31, 2012, the number of shares of common stock, that may be granted under the Plan, shall not exceed 1,000,000. In May 2013, the Company’s Board of Directors approved an amendment to the Plan to increase the number of shares of common stock issuable under the Plan to 2,900,000 shares and in December 2013 approved a second amendment to increase the shares of common stock issuable under the Plan to 4,625,000 shares. The term of any stock option granted under the Plan cannot exceed 10 years. Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of four years. If the individual possesses more than 10% of the combined voting power of all classes of stock of the Company, the exercise price shall not be less than 110% of the fair market of a common share of stock on the date of grant.

A summary of the status of the options issued under the Plan as of December 31, 2013, and information with respect to the changes in options outstanding is as follows:

		OPTIONS OUTSTANDING
	SHARES AVAILABLE FOR GRANT	OUTSTANDING STOCK OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Balance at January 1, 2013	480,834	427,500	0.35	8.8	$10,725

Authorized under the Plans	3,625,000	—	—
Granted under the Plans	(2,379,441)	2,379,441	0.68
Exercised	—	(7,500)	0.05
Surrendered/cancelled	32,219	(32,219)	0.40

Balance at December 31, 2013	1,758,612	2,767,222	$0.63	9.2	$1,979,594

Exercisable at December 31, 2013		289,133	$0.45	5.8	$259,197

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 9—STOCK BASED COMPENSATION—(Continued)

The fair value of each stock option granted has been determined using the Black-Scholes option pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted during the years ended December 31, 2013 and 2012 included the following:

	2013	2012
Risk-free interest rate	0.83% to 1.42%	0.70% to 0.91%
Expected volatility	79% to 80%	72% to 88%
Expected life	6 years	6 years
Expected dividend yield	0%	0%

Due to the Company’s stock not being publicly traded, management’s estimate of expected volatility is based on the average volatilities of a sampling of five companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage.

Stock-based compensation for the years ended December 31, 2013 and 2012 is as follows:

	YEAR ENDED DECEMBER 31,
	2013	2012
General and administrative	$44,358	$5,105
Research and development	80,944	24,825

Total	$125,302	$29,930

The weighted-average grant date fair value of options granted under the Plan for the years ended December 31, 2013 and 2012 was $0.47 and $0.24 per share, respectively.

The fair value of options vested under the Plan was $63,893 and $31,154 for the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013, total compensation expense not yet recognized related to stock option grants amounted to $1,118,303 which will be recognized over the next 3.7 years.

The following table summarizes information about stock options outstanding as of December 31, 2013:

	OUTSTANDING			EXERCISABLE
EXERCISE PRICE	TOTAL SHARES	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	TOTAL SHARES	WEIGHTED- AVERAGE EXERCISE PRICE
$0.05	10,000	6.4	$0.05	7,500	$0.05
0.38	545,000	8.2	0.38	207,454	0.38
0.70	2,212,222	9.4	0.70	74,179	0.70

Total	2,767,222	9.2	$0.63	289,133	$0.45

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 10—RELATED PARTIES

On June 1, 2009, the Company entered into a services agreement with Two River Consulting, LLC (“TRC”) to provide various clinical development, operational, managerial, accounting and financial and administrative services to the Company. The Company’s Chairman of the Board of Directors, CEO and President, a director of the Company, and the Company’s Secretary are each partners of TRC. For the years ended December 31, 2013 and 2012, the Company incurred expense of $253,467 and $173,250 for these services and are included in general and administrative expenses on the statements of operation.

In addition from time-to-time, some of the Company’s expenses are paid by TRC. The Company reimburses TRC for these expenses and no interest is charged on the outstanding balance. For the years ended December 31, 2013 and 2012, reimbursable expenses totaled $30,457 and $16,082, respectively and are included in general and administrative expenses on the statements of operation.

As of December 31, 2013 and 2012, the Company had a payable to TRC of $70,899 and $13,333, respectively. The amounts are recorded as due to related party or the balance sheet. All balances owed as of December 31, 2012 were paid in full during the first quarter of 2013 and all balances owed as of December 31, 2013 were paid in full during February 2014.

In connection with the 2011 Financing, the Company entered into an Engagement Agreement between the Company and Riverbank. Pursuant to the terms of the Engagement Agreement, the Company paid Riverbank a cash fee equal to $673,420 in connection with the issuance of the Series A Convertible Preferred Shares (see Note 8). In addition, pursuant to the terms of the Engagement Agreement, in connection with the Subsequent Offering completed in May 2013 (see Note 13), the Company issued to certain designees of Riverbank Series A Warrants to purchase 148,146 shares of Series A Convertible Preferred Stock, which represents five percent (5%) of the aggregate number of shares of Series A Convertible Preferred Stock into which the Convertible Securities sold in the 2011 Financing converted. The Series A Warrants are exercisable for shares of Series A Convertible Preferred Stock for five years at an exercise price equal to $1.73. The Engagement Agreement contained terms which required the Company to issue warrants to Riverbank based on a Subsequent Offering. This was considered a derivate liability and accounted for at fair value due to the fact that the terms of issuance could not be set until a Subsequent Offering had been completed. The fair value of this provision was $96,800 on the date of the 2011 Financing and was recorded as additional issuance costs (see Note 8).

As of May 10, 2013 (date of issue) and December 31, 2012, the provision was valued at $122,500 and $140,940, respectively. Following the issuance of the Series A Warrants, the provisions of the Engagement Agreement were no longer considered a derivative liability and the balance of $122,500 was charged to additional paid-in capital.

Management used the following assumptions for the Black-Scholes valuation of the Series A Warrants:

	MAY 10, 2013	DECEMBER 31, 2012
Weighted-average term	5.0 years	5.3 years
Volatility	75%	78%
Risk-free interest rate	0.82%	0.73%
Dividend yield	6%	6%

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 11—INCOME TAXES

The components of deferred tax assets and deferred tax liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	DECEMBER 31,
	2013	2012
Deferred tax assets
Net operating loss carryforwards	$4,678,000	$2,199,000
Stock compensation	21,000	12,000
Research tax credit	636,000	294,000
Accrued expenses	151,000	92,000
Valuation allowance	(5,430,000)	(2,596,000)

Total deferred tax assets, net of valuation allowance	56,000	1,000

Deferred tax liabilities
Property and equipment	(4,000)	(1,000)
Section 481(a) adjustment accrued expenses	(52,000)	—

Total deferred tax liabilities	(56,000)	(1,000)

Net deferred tax assets	$—	$—

As of December 31, 2013 and 2012, deferred tax assets were principally comprised of the Company’s net operating loss carry-forwards of approximately $11,744,000 and $5,519,000, respectively. The net operating loss carry-forwards will begin to expire in 2029, unless previously utilized. Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss carry-forwards and tax credits may be limited if a cumulative change in ownership of more than 50% occurs over a three-year period. No assessment has been made as to whether such a change in ownership has occurred. The research tax credit is comprised of approximately $388,000 of federal credits which expire beginning in 2030 and California state tax credits of approximately $248,000 which don’t expire until exhausted.

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2013 and 2012 are as follows:

	DECEMBER 31,
	2013	2012
	RATE	RATE
Federal tax	34.0%	34.0%
State tax	5.8%	5.8%
Permanent items	(6.7)%	(4.0)%

Valuation allowance	(33.1)%	(35.8)%

Net	0.0%	0.0%

As of December 31, 2013 and 2012, the Company had no deferred tax assets recorded because it had provided a valuation allowance against the gross amount of these deferred tax assets. In assessing the realization of deferred tax

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 11—INCOME TAXES—(Continued)

assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Based on the losses generated, management believes the valuation allowance is appropriate.

NOTE 12—COMMITMENTS

In October 2010, the Company signed an operating lease for office space that the Company took possession of on November 28, 2010. This lease was terminated in June 2013 and the Company’s obligations under the lease terminated as of July 31, 2013. In connection with the office lease, the Company paid $11,000 as a security deposit which was returned during August 2013. The Company did not incur any termination penalties.

On May 9, 2013, the Company entered into a lease agreement for a 20,000 square foot facility to be used for administrative and research and development activities. The lease commenced on June 15, 2013 and has a 10-year initial term expiring on June 15, 2023. The lease also contains options for the Company to extend the lease upon its initial expiration. In connection with the lease, the Company made a one-time cash security deposit in the amount of $100,000.

The aggregate minimum future payments under the office leases are payable as follows:

YEAR ENDING DECEMBER 31,
2014	$600,000
2015	600,000
2016	644,168
2017	646,088
2018	672,970
thereafter	3,230,883

Total	$6,394,109

The office lease also provides for rent abatements and scheduled increases in base rent. Rent expense charged to operations, amounted to $403,141 and $126,308 for the years ended December 31, 2013 and 2012, respectively.

On August 9, 2010, the Company entered into an employment agreement with its President and Chief Executive Officer (the “CEO”), with an effective date commencing September 1, 2010, at an initial base salary of $350,000 per annum plus an annual target performance bonus of up to 50% of base salary. Pursuant to the agreement, 50% of the CEO’s base salary was deferred until the completion of the February 2011 financing, shortly after which, the deferred portion of $87,500 was paid in full and the base salary was paid at a 100% for each subsequent pay period.

Pursuant to the employment agreement, the CEO was issued 480,000 Restricted Shares representing 8% of the then outstanding shares of the Company’s common stock on a fully diluted basis. 12.5% of the Restricted Shares vest upon the completion of a financing or financings resulting in aggregate gross proceeds to the Company of at least $1,000,000, which financing occurred in February 2011. The remaining 87.5% of the restricted shares vest over 4 years with 25% of such remaining shares vesting upon the first anniversary of the employment agreement and 1/36th of such remaining shares vesting on each subsequent one-month anniversary of the agreement. In addition, the employment agreement provided that until such time as the Company has raised at least $7,500,000 in one or

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 12—COMMITMENTS—(Continued)

more financings, the CEO shall be granted stock options to purchase that number of shares of common stock which, together with the restricted shares, will represent in the aggregate, not less than 5% of the Company’s then outstanding shares of common stock on a fully diluted basis. Such options, if and when issued, will vest over four years with 25% vesting on the first anniversary date of the employment agreement between the Company and the CEO, and in 36 monthly installments thereafter. Such provision was deemed insignificant to the employment agreement.

On October 8, 2013, as a result of the Subsequent Financing, the Company granted to the CEO 91,398 stock options with an estimated fair value of $43,880, in full satisfaction of such obligation.

In December 2013, the CEO resigned as President, CEO and director of the Company. As a result, approximately 78,750 Restricted Shares and 17,219 stock options were forfeited. No severance or other payments were paid in connection with the CEO’s termination.

On January 28, 2014 (the “Effective Date”), the Company entered into an employment agreement (the “Employment Agreement”) with its Executive Vice President and Chief Financial Officer (the “CFO”). Pursuant to the terms of the Employment Agreement, the CFO shall be paid a base salary equal to $325,000 and shall be eligible for an annual target bonus equal to 40% of her base salary. In addition, the Company shall pay the CFO a cash bonus equal to $50,000 upon the successful completion of an initial public offering of the Company’s common stock (an “IPO”); provided that such IPO occur on or before the first anniversary of the Effective Date. The Company has also agreed to pay the CFO $100,000 (the “Relocation Payment”) in connection with her relocation to Los Angeles, which Relocation Payment shall be repaid to the Company under certain circumstances. On March 25, 2014, the Company granted the CFO stock options (the “Options”) to purchase Five Hundred Seven Thousand Nine Hundred Sixty (507,960) shares of common stock of the Company, par value $0.001 per share (the “Option Shares”) pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”). The exercise price per share of the Options is $1.35 with a 10-year term and shall vest and become exercisable in accordance with the Employment Agreement.

In addition, in the event that the Company completes one or more private securities offerings (a “Private Placement”) prior to the closing of an IPO, then, immediately following the closing of such Private Placement, the Company shall grant to Executive a number of additional options, which, together with the Option Shares shall represent 1.5% of the shares of common stock issued and sold in such Private Placement, including any shares of common stock underlying any convertible securities sold in the Private Placement, provided, however, that the Company shall have no obligation to issue the additional options if the Company has not completed an IPO by the Effective Date. In the event that the CFO’s employment is terminated by the Company without Cause, including in connection with a Change of Control, or by the CFO for good reason, then all unvested Options shall immediately expire and all vested Options shall remain exercisable for a period of 90 days. In March 2014, the CFO was appointed as the Company’s Chief Operating Officer.

In December 2013, the Company entered into a services agreement with a 3rd party contract manufacturing organization (the “Manufacturing Agreement”) to provide certain development services and to transfer and implement the Company’s manufacturing process. Manufacturing services include any and all processes and activities for manufacture of the Company’s product (including the manufacturing, processing, packaging, labeling, quality control testing, release and storage) at the vendor’s facilities in support of the Company’s development efforts. The Manufacturing Agreement contains customary terms for indemnification and gives the Company rights to any new intellectual property developed under the Manufacturing Agreement. The total cost of the Manufacturing Agreement is expected to be between $2 million and $3 million incurred between 2014 and 2016. The Manufacturing Agreement may be terminated by either party without cause upon providing no less than 90 days

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 12—COMMITMENTS—(Continued)

written notice. Otherwise, the Manufacturing Agreement will terminate on December 31, 2016 unless terminated earlier under certain conditions as described in the Manufacturing Agreement.

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its employees, licensors, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities. The Company’s maximum exposure under these arrangements is unknown as of December 31, 2013 and 2012. The Company does not anticipate recognizing any significant losses relating to these arrangements.

From time-to-time, the Company may be subject to routine litigation and claims arising in the ordinary course of its business. Management does not believe that any such matters will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

NOTE 13—SUBSEQUENT EVENTS

Chief Executive Officer Hired

On March 25, 2014, the Company entered into an employment agreement (the “Employment Agreement”) with Arie Belldegrun, M.D., the Company’s Executive Chairman, pursuant to which Dr. Belldegrun was appointed as the Company’s President and Chief Executive Officer. Pursuant to the terms of the Employment Agreement, Dr. Belldegrun shall be paid a base salary equal to $400,000 and shall be eligible for an annual target bonus equal 50% of his base salary. The Company also granted Dr. Belldegrun a non-statutory option (the “Option”) to purchase One Million Five Hundred Eighty Thousand One Hundred Twenty Nine (1,580,129) shares of common stock of the Company, par value $0.001 per share (the “Option Shares”) pursuant to the Company’s 2009 Equity Incentive Plan (the “Plan”) at a per share exercise price equal to $1.35, representing the fair market value per share of the Company’s common stock as of the grant date. The Option has a 10-year term and shall vest and become exercisable as follows: (a) 395,033 Option Shares shall vest on December 15, 2014 (the “Initial Vesting Date”); and (b) thereafter, 49,379 Option Shares shall vest in 24 monthly installments on the last business day of each calendar month following the Initial Vesting Date. The Option may be exercised by Dr. Belldegrun prior to becoming vested; provided that any Option Shares acquired upon exercise of the Option prior to becoming vested shall be subject to a right of repurchase upon Dr. Belldegrun’s termination of employment in favor of the Company at the lesser of (A) the fair market value of such shares as of the date of repurchase or (B) the Option per share exercise price, as applicable, which right of repurchase shall lapse in accordance with the Option vesting schedules set forth above. All Option Shares shall become fully vested and exercisable immediately prior to a Change of Control (as defined in the Plan).

In the event that Dr. Belldegrun’s employment is terminated by the Company without cause, including in connection with a Change of Control, or by Dr. Belldegrun for good reason, then all unvested Options shall immediately expire and all vested Options shall remain exercisable for a period of 90 days.

On April 2, 2014, Dr. Belldegrun elected to early exercise all of his stock options for a total exercise price of approximately $2.7 million.

Stock Option Grants

During March 2014, in addition to the options granted to the Company’s Chief Financial Officer and Dr. Belldegrun, the Company granted options to purchase shares of the Company’s common stock to certain of its officers, directors and employees in the aggregate amount of 807,500, which options have a 10-year term and an exercise price equal to $1.35. Of the 807,500 options, 390,000 options were issued to officers and/or directors of the Company and the balance of 417,500 options were issued to employees and consultants.

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 14—EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

Convertible Promissory Notes

In April 2014, the Company entered into a note purchase agreement with investors for the sale of an aggregate of $50.0 million of convertible promissory notes (the “2014 Notes”). The 2014 Notes accrue interest at a rate of 6.0% per annum, and will become due and payable on the earlier of (1) October 25, 2016 or (2) the occurrence of an event of default as defined in the 2014 Notes, subject in each case to their earlier conversion in the event the Company completes a qualified initial public offering or a qualified private placement of equity securities.

In a qualified initial public offering, the 2014 Notes, including interest thereon, will automatically convert into a number of shares of common stock at a per share conversion price equal to (1) 90% of the initial public offering price, if the qualified initial public offering occurs prior to December 31, 2014, (2) 87.5% of the initial public offering price, if the qualified initial public offering occurs between January 1, 2015 and June 30, 2015 and (3) 85% of the initial public offering price, if the qualified initial public offering occurs after June 30, 2015. In the event that an initial public offering is completed that is not a qualified initial public offering, a holder may convert its notes into shares of common stock at a per share conversion price equal to the applicable conversion price set forth in the prior sentence.

In a qualified private placement after April 25, 2015 of preferred stock and prior to maturity or a qualified initial public offering, the 2014 Notes, including interest thereon, will automatically convert into a number of shares of preferred stock at a per share conversion price equal to 90% of the per share purchase price of the preferred stock, subject to certain limitations. Under certain conditions, a qualified private placement may include the placement of common stock, whereupon the 2014 Notes, including interest thereon, would automatically convert into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock at the lesser of (1) the per share purchase price paid by investors in the qualified private placement or (2) $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis. In the event that a private placement is completed that is not a qualified private placement, a holder may convert its notes into the same class of equity securities issued in the private placement at a per share conversion price equal to 90% of the per share price paid by the other investors in the private placement. The discount on the conversion rate of the 2014 Notes upon an initial public offering or qualified private placement is considered a contingent beneficial conversion feature. At the closing of the initial public offering or qualified private placement the Company will recognize an expense related to the intrinsic value.

In the event that the Company does not complete a qualified initial public offering or a qualified private placement prior to the maturity date, a holder, at its election, may convert into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock.

In the event that the Company completes a sale of the Company, then the 2014 Notes, including accrued interest thereon, at the holder’s election, will either (1) be redeemed in cash in an amount equal to two times the principal amount of the 2014 Notes and accrued interest thereon, or (2) convert, immediately prior to such sale, into shares of preferred stock that have rights, preferences and privileges that are pari passu with the Company’s Series A Preferred Stock at a per share conversion price equal to $350.0 million divided by the number of outstanding shares of the Company’s capital stock on a fully diluted basis.

2014 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated May 29, 2014, the Company holds an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. As of the date of the license, NY-ESO-1 expressing tumors can be found in the following cancers: sarcoma, urothelial carcinoma, esophageal carcinoma, non-small cell

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 14—EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT—(Continued)

2014 NIH License Agreement—(Continued)

lung cancer, breast carcinoma, ovarian carcinoma, prostate carcinoma, multiple myeloma, hepatocellular carcinoma, gastric cancer, head and neck cancer, pancreatic carcinoma, brain cancer, colorectal carcinoma and melanoma.

Pursuant to the terms of this license, the Company is required to pay the NIH a cash payment in the aggregate amount of $150,000, two-thirds of which is due within sixty days of the date of the agreement and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and (2) the termination of the license. The Company also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $30,000.

The terms of this license also requires the Company to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1. The Company is also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $4.0 million, of which aggregate payments of $3.0 million are due only after marketing approval in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of the Company’s first sponsored human clinical study.

In addition, the Company is required to pay the NIH one-time benchmark payments following aggregate net sales of licensed products at certain benchmarks up to $1.0 billion. The aggregate potential amount of these benchmark payments is $7.0 million. The Company must also pay the NIH royalties on net sales of products covered by the license at rates in the mid single digits. To the extent the Company enters into a sublicensing agreement relating to a licensed product, the Company is required to pay the NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the licensed product at the time of the sublicense. Any such sublicense payments shall be made in lieu of, and not in addition to, benchmark payments, and are subject to certain caps.

The license will expire upon expiration of the last patent contained in the licensed patent rights. None of the applications included in the NIH licensed patent rights have issued yet. Any patents issuing from these applications will have a base expiration date no earlier than 2031. The NIH may terminate or modify the NIH license in the event of a material breach, including if the Company does not meet certain milestones by certain dates, or upon certain insolvency events that remain uncured following the date that is 90 days following written notice of such breach or insolvency event. The Company may terminate the license, or any portion thereof, at its sole discretion at any time upon 60 days written notice to the NIH. In addition, the NIH has the right to require the Company to sublicense the rights to the product candidates covered by this license upon certain conditions, including if the Company is not reasonably satisfying required health and safety needs or if the Company is not satisfying requirements for public use as specified by federal regulations. Also, if the NIH receives a license application with a complete commercial development plan from a third party for commercial development of a licensed product, as they pertain to licensed patent rights for which the proposed commercial development is not reasonably addressed in the Company’s commercial development plan, then the Company may have to amend its commercial development plan, enter into a joint research and development plan, sublicense the patent rights or otherwise may lose its license rights.

June 2014 Stock Option Grants

On June 6, 2014, the Company granted 907,250 options to purchase shares of the Company’s common stock to certain of its employees, scientific advisors and a director. The options all have a 10-year term and an exercise price equal to $6.89. Of the 907,250 options, 817,250 options were issued to employees, 60,000 options were issued to

KITE PHARMA, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2013 and 2012

NOTE 14—EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT—(Continued)

June 2014 Stock Option Grants—(Continued)

scientific advisors and 30,000 options were issued to a director of the Company. The stock-based compensation expense will be recognized based on an estimated fair value of $13.00, the mid-point of the initial public offering price range set forth on the preliminary prospectus dated June 11, 2014.

Additionally, on June 6, 2014, the Company approved the grant of stock options for 300,000 shares of our common stock that will be granted effective upon the execution and delivery of the underwriting agreement for the IPO, at an exercise price equal to the IPO price.

The Company has evaluated subsequent events and transactions occurring subsequent to the balance sheet date as of December 31, 2013, through June 18, 2014 for items that should be recognized in the financial statements.

KITE PHARMA, INC.

CONDENSED BALANCE SHEETS

(In thousands, except share amounts)

	SEPTEMBER 30, 2014	DECEMBER 31, 2013
	(UNAUDITED)
ASSETS
Current assets
Cash and cash equivalents	$79,022	$22,357
Marketable securities	116,371	—
Prepaid expenses and other current assets	1,137	241

Total current assets	196,530	22,598
Property and equipment, net	1,612	274
Other assets	190	110

Total assets	$198,332	$22,982

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable	$1,004	$382
Accrued expenses and other current liabilities	1,505	980
Options early exercise liability	1,079	—

Total current liabilities	3,588	1,362
Deferred rent	93	39
Options early exercise noncurrent liability	1,480	—

Total liabilities	5,160	1,401

COMMITMENTS AND CONTINGENCIES (NOTE 12)

STOCKHOLDERS’ EQUITY
Series A Preferred Stock, $0.001 par value, 20,474,452 shares authorized, 0 and 20,315,397 shares issued and outstanding (liquidation value of $0 and $39,082,185) as of September 30, 2014 and December 31, 2013, respectively	—	20
Preferred Stock, $0.001 par value, 10,000,000 and 0 shares authorized, 0 issued and outstanding as of September 30, 2014 and December 31, 2013, respectively	—	—
Common stock, $0.001 par value, 75,000,000 and 200,000,000 authorized, 38,345,867 and 5,527,816 shares issued and outstanding, excluding 2,187,941 and 0 shares subject to repurchase at September 30, 2014 and December 31, 2013, respectively	38	6
Additional paid-in capital	238,227	36,990
Accumulated other comprehensive loss	(107)	—
Accumulated deficit	(44,986)	(15,435)

Total stockholders’ equity	193,172	21,581

Total liabilities and stockholders’ equity	$198,332	$22,982

See accompanying notes to unaudited condensed financial statements

KITE PHARMA, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013	2014	2013
Operating expenses:
Research and development	$5,716	$1,167	$15,232	$3,189
General and administrative	3,385	339	8,172	839

Total operating expenses	9,101	1,506	23,404	4,028

Loss from operations	(9,101)	(1,506)	(23,404)	(4,028)
Other income (expense):
Interest income	61	22	129	31
Interest expense	—	—	(6,266)	(4)
Other income (expense)	(11)	(5)	(10)	13

Total other income (expense)	50	17	(6,147)	40
Net loss	(9,051)	(1,489)	(29,551)	(3,988)

Unrealized loss on available-for-sale securities, net	(107)	—	(107)	—

Comprehensive loss	(9,158)	(1,489)	(29,658)	(3,988)

Net loss	(9,051)	(1,489)	(29,551)	(3,988)

Series A Preferred Stock dividend	—	(563)	(1,089)	(866)

Net loss attributable to common stockholders	$(9,051)	$(2,052)	$(30,640)	$(4,854)

Net loss per share, basic and diluted	$(0.24)	$(0.37)	$(1.76)	$(0.89)

Weighted-average shares outstanding, basic and diluted	38,330,026	5,485,221	17,383,846	5,459,226

See accompanying notes to unaudited condensed financial statements

KITE PHARMA, INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

January 1, 2014 to September 30, 2014

(In thousands, except share amounts)

(Unaudited)

	SERIES A PREFERRED STOCK		COMMON STOCK		SECURITIES CONVERTIBLE INTO EQUITY	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at January 1, 2014	20,315,397	$21	5,527,816	$5	$—	$36,990	$(15,435)	$21,581
Stock based compensation for services	—	—	—	—	—	10,635	—	10,635
Stock option exercise	—	—	498,410	—	—	374	—	374
Issuance of common stock, net	—	—	8,625,000	9	—	134,119	—	134,128
Conversion of convertible notes into common stock	—	—	3,300,735	3	—	50,498	—	50,501
Conversion of preferred stock into common stock	(20,315,397)	(21)	20,315,397	21	—	—	—	—
Payment of preferred stock dividend in common stock	—	—	78,509	—	—	—	—	—
Convertible securities beneficial conversion feature	—	—	—	—	—	5,611	—	5,611
Accumulated other comprehensive loss	—	—	—	—	—	—	—	(107)
Net loss, nine months ended September 30, 2014	—	—	—	—	—	—	(29,551)	(29,551)

Balance at September 30, 2014	—	$—	$38,345,867	$38,314	$—	$238,227	$(44,986)	$193,172

See accompanying notes to unaudited condensed financial statements

KITE PHARMA, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013
Cash flows from operating activities
Net loss	$(29,551)	$(3,988)
Adjustment to reconcile net loss to net cash from operating activities
Depreciation and amortization	150	6
Stock-based compensation	10,635	41
Change in fair value of derivative liability	—	(18)
Noncash interest expense	6,113	4
Deferred rent	55	(19)
Loss on disposal of assets	10	5
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(897)	(33)
Other assets	(80)	(80)
Accounts payable	621	50
Accrued expenses	510	34
Due to related party	16	(17)

Net cash used in operating activities	(12,418)	(4,015)

Cash flows from investing activities
Purchases of marketable securities	(1,112,423)	—
Sales and maturities of marketable securities	995,944	—
Purchase of property and equipment	(1,499)	(105)

Net cash used in investing activities	(117,978)	(105)

Cash flows from financing activities
Initial public offering costs	(12,497)	—
Proceeds from issuance of common stock	146,625	—
Proceeds from exercise of stock options	2,933	—
Proceeds from issuance of preferred stock, net	—	19,597
Proceeds from issuance of convertible notes	50,000	—

Net cash provided by financing activities	187,061	19,597

Net change in cash and cash equivalents	56,665	15,477
Cash and cash equivalents at beginning of period	22,357	8,651

Cash and cash equivalents at end of period	$79,022	$24,128

Supplemental schedule of cash flows information:
Cash paid for interest	$153	$17

Supplemental schedule of non-cash investing and financing activities:
Discount from conversion of securities convertible into equity	$5,612	$254

Conversion of convertible securities into equity	$2,525	$2,647

Conversion of convertible notes and accrued interest into equity	$50,501	$15,000

See accompanying notes to unaudited condensed financial statements

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

September 30, 2014

NOTE 1—BUSINESS AND NATURE OF OPERATIONS

Nature of Operations

Kite Pharma, Inc. (the “Company”) was incorporated on June 1, 2009 in the State of Delaware. The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel cancer immunotherapy products designed to harness the power of a patient’s own immune system to eradicate cancer cells. The Company is developing multiple product candidates using its engineered autologous cell therapy (“eACT”), which involves the genetic engineering of T cells to express either chimeric antigen receptors (“CARs”) or T cell receptors (“TCRs”).

The Company’s headquarters and operations are in Santa Monica, California. Since commencing operations, the Company has devoted substantially all of its efforts to securing intellectual property rights, performing research and development activities, including clinical trials, in collaboration with the Surgery Branch of the National Cancer Institute (“NCI”), hiring personnel, and raising capital to support and expand these activities.

NOTE 2—BASIS OF PRESENTATION AND MANAGEMENT PLANS

The Company has not generated any revenue from the sale of products since its inception. The Company has experienced net losses since its inception and has an accumulated deficit of $45.0 million and $15.4 million as of September 30, 2014 and December 31, 2013, respectively. The Company expects to incur losses and have negative net cash flows from operating activities as it expands its portfolio and engages in further research and development activities, particularly conducting preclinical studies and clinical trials.

The accompanying unaudited Condensed Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company’s management, the accompanying Condensed Financial Statements contain all adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the financial position, results of operations and cash flows of the Company at the dates and for the periods indicated. Amounts formerly included in the due to related party caption have been reclassified to conform to the current period’s classification under other current liabilities. The interim results for the period ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year or any other future interim periods.

The success of the Company depends on its ability to develop its technologies to the point of U.S. Food and Drug Administration (“FDA”) approval and subsequent revenue generation or through the sale, merger, or other transfer of all or substantially all of the Company’s assets and, accordingly, to raise enough capital to finance these developmental efforts. In the future, management will need to raise additional capital to finance the continued operating and capital requirements of the Company. Any amounts raised will be used to further develop the Company’s technologies, acquire additional product licenses and for other working capital purposes. There can be no assurances that the Company will be able to secure such additional financing, or if available, that it will be sufficient to meet its needs. If the Company cannot obtain adequate working capital, it will be forced to curtail its planned business operations.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist primarily of money market funds and bank money market accounts and are stated at cost, which approximates fair value.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and cash equivalents and marketable securities. The primary objectives for the Company’s investment portfolio are the preservation of capital and the maintenance of liquidity. The Company does not enter into any investment transaction for trading or speculative purposes.

The Company’s investment policy limits investments to certain types of instruments such as certificates of deposit, money market instruments, obligations issued by the U.S. government and U.S. government agencies as well as corporate debt securities, and places restrictions on maturities and concentration by type and issuer. The Company maintains cash balances in excess of amounts insured by the FDIC and concentrated within a limited number of financial institutions. The accounts are monitored by management to mitigate the risk.

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Expenses related to patents were $146,077 and $(18,754) for the three months ended September 30, 2014 and 2013, respectively and were $299,046 and $69,149 for the nine months ended September 30, 2014 and 2013, respectively.

Deferred Offering Costs

The Company accounts for costs directly incurred in the issue of equity shares such as underwriting, accounting and legal fees and printing costs as deferred offering costs under current assets on the balance sheet. At the closing of the equity financing, the costs are recorded as a reduction of the proceeds. Financing costs incurred in connection with the Company’s debt securities are capitalized at the inception of the notes and amortized to interest expense over the expected life of the respective note.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Accrued compensation costs	$1,101	$397
Accrued taxes	94	—
Accrued past patent expense reimbursement	161	440
Accrued research and development costs	27	53
Accrued other expense	35	19
Accrued related party costs	87	71

Total accrued expenses and other current liabilities	$1,505	$980

Research and Development

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. The Company accrues for costs incurred as the

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Research and Development—(Continued)

services are being provided by monitoring the status of the trial or project and the invoices received from its external service providers. The Company adjusts its accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period. Stock-based compensation is recognized only for those awards that are ultimately expected to vest. Common stock, stock options, and warrants or other equity instruments issued to non-employees, including consultants and members of the Company’s Scientific Advisory Board as consideration for goods or services received by the Company, are accounted for based on the fair value of the equity instruments issued unless the fair value of the consideration received can be more reliably measured. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of any options issued to non-employees is marked to market each period and recorded as expense over the vesting period. Proceeds from options exercised by employees prior to vesting pursuant to an early exercise provision, the related shares of which the Company has the option to repurchase prior to the vesting date should employment of the early exercised option holder be terminated, are recognized as a liability until the shares vest.

Net Loss per Common Share

Basic net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of common shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In addition, the net loss attributable to common stockholders is adjusted for Series A Preferred Stock dividends for the periods in which Series A Preferred Stock is outstanding.

For all periods presented, potentially dilutive securities are excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

As of September 30, 2014 and 2013, potentially dilutive securities include:

	SEPTEMBER 30,
	2014	2013
Series A Preferred Stock	—	20,315,397
Warrants to purchase convertible preferred stock	159,049	—
Unvested early exercise options	2,187,941	—
Options to purchase common stock	4,031,032	577,500

Total	6,378,022	20,892,897

The unvested early exercised options represent stock options that were exercised pursuant to an early exercise provision in the option agreements of certain employees. The Company has the option to repurchase these shares should these employees not vest in them prior to their termination from the Company.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Net Loss per Common Share—(Continued)

As of September 30, 2014 and 2013, the following table details those securities which have been excluded from the computation of potentially dilutive securities as their exercise prices are greater than the fair market price per common share as of September 30, 2014 and 2013, respectively.

	SEPTEMBER 30,
	2014	2013
Warrants to purchase convertible preferred stock	—	159,049

Amounts in the tables above reflect the common stock equivalents of the noted instruments.

The following table summarizes the calculation of unaudited basic and diluted loss per common share for the three and nine months ended September 30, 2014 and 2013 (in thousands, except share and per share amounts):

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013	2014	2013
Numerator:
Net loss	$(9,051)	$(1,489)	$(29,551)	$(3,988)
Series A Preferred Stock Dividends	—	(563)	(1,089)	(866)

Net loss attributable to common shareholders	(9,051)	(2,052)	(30,640)	(4,854)

Denominator:
Weighted-average common shares outstanding	40,521,224	5,485,221	18,909,025	5,459,226
Less: weighted-average unvested common shares subject to repurchase	(2,191,198)	—	(1,525,179)	—
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	38,330,026	5,485,221	17,383,846	5,459,226

Net loss per common share attributable to common stockholders, basic and diluted	$(0.24)	$(0.37)	$(1.76)	$(0.89)

Recent Accounting Pronouncements

In May 2014, a new standard was issued related to revenue recognition, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new standard will replace most of the existing revenue recognition standards in U.S. GAAP when it becomes effective on January 1, 2017, and its early adoption is not permitted. The new standard allows for either “full retrospective” adoption, in which the new standard is applied to each prior reporting period presented or “modified retrospective” adoption, in which the new standard is only applied to the most current period presented with the cumulative effect of the change recognized at the date of the initial application. The Company has not yet selected a transition method, and does not believe the adoption of this accounting standard will have a material impact on its financial statements and related disclosures.

In June 2014, a new standard was issued which eliminates the financial reporting distinction between development stage entities and other reporting entities, thereby eliminating the requirements to present inception-to-date information in the statements of operations and stockholders’ equity and cash flow, or label the financial statements

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Recent Accounting Pronouncements—(Continued)

as those of a development stage entity. The Company has elected to early adopt this guidance, as permitted, for its financial statements for the year ended December 31, 2014, including this quarterly report, and therefore has no longer labeled its financial statements as those of a development stage entity or included any inception-to-date information.

In August 2014, a new standard was issued which will require management to evaluate if there is substantial doubt about the entity’s ability to continue as a going concern and, if so, to disclose this in both interim and annual reporting periods. The new standard will become effective for the Company’s annual filing for the period ending December 31, 2016 and interim periods thereafter, and allows for early adoption. The Company does not believe the adoption of this accounting standard will have a material impact on the Company’s financial statements and related disclosures.

NOTE 4—FAIR VALUE MEASUREMENTS AND INVESTMENTS IN MARKETABLE SECURITIES

The Company follows authoritative accounting guidance, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s prepaid expenses, other current assets, accounts payable and accrued liabilities are generally considered to be representative of their fair value because of the short nature of these instruments. Further, based upon borrowing rates currently available to the Company for loans with similar terms, the Company believes the fair value of its note payable approximates its carrying value. No transfers between levels have occurred during the periods presented.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 4—FAIR VALUE MEASUREMENTS AND INVESTMENTS IN MARKETABLE SECURITIES—(Continued)

There were no assets and liabilities subject to fair value measurement at December 31, 2013. Assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 is follows (in thousands):

	FAIR VALUE MEASUREMENTS USING
	BALANCE AS OF SEPTEMBER 30, 2014	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets:
Money market funds(1)	$43,257	$43,257	$—	$—
Commercial paper	15,901		15,901
Corporate debt securities	55,420		55,420
Government sponsored entities	45,050	—	45,050

Total	$159,628	$43,257	$116,371	$—

(1)	Included within cash and cash equivalents on the Company’s condensed balance sheet.

The Company’s investments in money market funds are valued based on publicly available quoted market prices for identical securities as of September 30, 2014. The Company determines the fair value of corporate bonds and other government-sponsored enterprise related securities with the aid of valuations provided by third parties using proprietary valuation models and analytical tools. These valuation models and analytical tools use market pricing or prices for similar instruments that are both objective and publicly available, including matrix pricing or reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids and/or offers. The Company validates the valuations received from its primary pricing vendors for its level 2 securities by examining the inputs used in that vendor’s pricing process and determines whether they are reasonable and observable. The Company also compares those valuations to recent reported trades for those securities. The Company did not adjust any of the valuations received from these independent third parties with respect to any of its level 2 securities at September 30, 2014.

Investments classified as available-for-sale at September 30, 2014 consisted of the following (in thousands):

	MATURITY (IN YEARS)	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	AGGREGATE ESTIMATED FAIR VALUE
Marketable Securities:
Commercial paper	1 year or less	$15,897	$4	$—	$15,901
Corporate debt securities	1 year or less	26,378	—	(26)	26,352
Corporate debt securities	1-2 years	28,098	—	(58)	28,040
Corporate debt securities	More than 2 years	1,033	—	(5)	1,028
Government sponsored entities	1 year or less	30,141	2	(7)	30,136
Government sponsored entities	1-2 years	10,117	—	(12)	10,105
Government sponsored entities	More than 2 years	4,814	—	(5)	4,809

Total available-for-sale securities		$116,478	$6	$(113)	$116,371

The Company did not realize any gains or losses on sales or maturities of available-for-sale securities for the three and nine months ended September 30, 2014. Unrealized gains and losses on available-for-sale securities are included as a component of comprehensive loss. At September 30, 2014, there were 71 securities in unrealized loss

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 4—FAIR VALUE MEASUREMENTS AND INVESTMENTS IN MARKETABLE SECURITIES—(Continued)

positions. These securities have not been in a continuous unrealized loss position for more than 12 months. The Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost basis which may be at maturity. The Company reviews its investments to identify and evaluate investments that have an indication of possible other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment, consists of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Laboratory equipment	$957	$243
Computer equipment and software	160	22
Office equipment and furniture	343	29
Leasehold improvements	327	7

	1,787	302
Less: accumulated depreciation and amortization	(175)	(28

	$1,612	$274

Depreciation and amortization expense was $73,697 and $2,128 for the three months ended September 30, 2014 and 2013, respectively and was $150,000 and $6,000, for the nine months ended September 30, 2014 and 2013, respectively.

NOTE 6—LICENSE AGREEMENTS AND CRADA

CAIX License Agreement

In February 2011, the Company entered into a license agreement with The Regents of the University of California (the “Regents”) (the “UCLA License Agreement”) to acquire the exclusive rights to develop and commercialize GM-CAIX, an antigen believed to have use in the field of, but not limited to, cancer immunotherapy (the “Licensed Product”). The Regents is the governing body of the University of California.

Upon execution of the UCLA License Agreement, the Company made an aggregate one-time cash payment to the Regents of $10,000 which was expensed as research and development expense and agreed to reimburse the Regents for past patent expenses totaling $166,000 in 24 monthly installments commencing on February 9, 2013. Additionally, the Company issued to the Regents 27,400 shares of common stock, par value $0.001 per share, valued at $10,412. The Company is required to make performance-based cash payments upon successful completion of clinical and regulatory milestones relating to the Licensed Product in the United States, Europe and Japan. The aggregate potential milestone payments are $2.2 million, of which $2.0 million is due only after marketing approval in the United States, Europe and Japan. The first milestone payment will be due upon the dosing of the first patient in the first Phase 2 clinical study of a Licensed Product in the United States. The Company was not required to make any milestone payments for the three months ended September 30, 2014 and 2013 and does not expect to make any milestone payments during 2014. The expenses the Company recognized in connection with

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 6—LICENSE AGREEMENTS AND CRADA—(Continued)

CAIX License Agreement—(Continued)

the UCLA agreement were $2,366 and $(18,856) for the three months ended September 30, 2014 and 2013, respectively and were $16,484 and $16,144 for the nine months ended September 30, 2014 and 2013, respectively. As of September 30, 2014 and December 31, 2013, the Company had approximately $41,441 and $117,200 recorded in accounts payable and accrued expenses due to the Regents, respectively.

Cooperative Research and Development Agreement with the NCI

In August 2012, the Company entered into a Cooperative Research and Development Agreement (the “CRADA”) with the U.S. Department of Health and Human Services, as represented by the NCI for the research and development of novel engineered peripheral blood autologous T cell therapeutics for the treatment of multiple cancer indications. This collaboration with the Surgery Branch at the NCI, provides the Company with access to inventions resulting from the CRADA work relating to the current and future clinical product pipeline of autologous peripheral blood T cells, engineered with the NCI’s proprietary tumor-specific TCRs and CARs, directed to multiple hematological and solid tumor types. The CRADA will help support the development of certain technologies licensed from the National Institutes of Health (“NIH”) (see below). Pursuant to the CRADA, the NCI will provide scientific staff and other support necessary to conduct research and related activities as described in the CRADA.

The CRADA has a five-year term commencing August 31, 2012 and expiring on August 30, 2017. During the term of the agreement, the Company will make quarterly payments of $250,000 to the NCI for support of research activities. Total expenses recognized under the CRADA were $250,000 and $250,000 for the three months ended September 30, 2014 and 2013, respectively and were $750,000 and $750,000 for the nine months ended September 30, 2014 and 2013, respectively.

Pursuant to the terms of the CRADA, the Company has agreed to hold the NCI harmless and to indemnify the NCI from all liabilities, demands, damages, expenses and losses arising out of the Company’s use for any purpose of the data generated, materials produced or inventions discovered in whole or in part by NCI employees under the CRADA, unless due to their negligence or willful misconduct. The CRADA may be terminated at any time upon the mutual written consent of the Company and NCI. The Company or NCI may unilaterally terminate the CRADA at any time by providing written notice at least 60 days before the desired termination date.

Pursuant to the terms of the CRADA, the Company has an option to elect to negotiate an exclusive or nonexclusive commercialization license to any inventions discovered in the performance of the CRADA, whether solely by an NCI employee or jointly with a Company employee for which a patent application has been filed.

The parties jointly own any inventions and materials that are jointly produced by employees of both parties in the course of performing activities under the CRADA.

2013 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated April 11, 2013, the Company holds an exclusive, worldwide license to certain intellectual property, including intellectual property related to a CAR-based product candidate that targets the EGFRvIII antigen for the treatment of brain cancer and head and neck cancer, and a TCR-based product candidate that targets the SSX2 CTA for the treatment of head and neck cancer, hepatocellular carcinoma, melanoma, prostate cancer, and sarcoma. The Company has a co-exclusive license to intellectual property related to these product candidates for the treatment of certain other cancers. The Company may require an additional license relating to the EGFRvIII scFv target binding site from a third-party in order to commercialize a CAR-based product candidate that targets the EGFRvIII antigen.

Pursuant to the terms of the NIH License, the Company is required to pay the NIH a one-time cash payment in the aggregate amount of $200,000, two-thirds of which shall be payable to the NIH within 60 days of execution of the NIH License and one-third of which will be payable upon the earlier to occur of (a) 18 months from the date of

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 6—LICENSE AGREEMENTS AND CRADA—(Continued)

2013 NIH License Agreement—(Continued)

execution of the NIH License and (b) the termination of the NIH License. The Company reimbursed the NIH for past patent expenses in the aggregate amount of approximately $58,000, with half of this amount paid during 2013 and the balance paid in May 2014.

The Company is also required to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1st.

The Company is also required to make performance-based cash payments upon successful completion of clinical and regulatory benchmarks relating to the products covered by the NIH license (“Licensed Products”). The aggregate potential clinical and regulatory benchmark payments are $8.1 million, of which $6.0 million is due only after marketing approval in the United States, Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of the first company sponsored human clinical study of a Licensed Product in the United States. The Company was not required to make any benchmark payments during 2013 or in the nine months ended September 30, 2014.

In addition, the Company must also pay the NIH royalties on net sales of Licensed Products at rates in the mid-single digits. The Company is also required to pay NIH benchmark payments based upon aggregate net sales of Licensed Products, which amount will equal up to $7.0 million following aggregate net sale of $1.0 billion. To the extent the Company enters into a sublicensing agreement relating to the Licensed Products, the Company is required to pay the NIH a percentage of all consideration received from a sublicensee, which percentage will decrease based on the stage of development of the Licensed Products at the time of the sublicense. Sublicense payments shall be in lieu of, and not in addition to, benchmark payments.

The license will expire upon expiration of the last patent contained in the licensed patent rights, unless terminated earlier. None of the applications included in the NIH licensed patent rights have issued yet. Any patents issuing from these applications will have a base expiration date no earlier than 2031. The NIH may terminate or modify the NIH license in the event of a material breach, including if the Company does not meet certain milestones by certain dates, or upon certain insolvency events that remain uncured following the date that is 90 days following written notice of such breach or insolvency event. The Company may terminate the license, or any portion thereof, at its sole discretion at any time upon 60 days written notice to the NIH. In addition, the NIH has the right to require the Company to sublicense the rights to the product candidates covered by this license upon certain conditions, including if the Company is not reasonably satisfying required health and safety needs or if the Company is not satisfying requirements for public use as specified by federal regulations.

The expenses recognized under the NIH License were $90,000 and $0 for the three months ended September 30, 2014 and 2013, respectively and $90,000 and $191,237 for the nine months ended September 30, 2014 and 2013, respectively, with approximately $90,000 and $29,000 recorded as accounts payable or accrued expenses as of September 30, 2014 and December 31, 2013, respectively.

Cabaret License

On December 12, 2013, the Company entered into an exclusive, worldwide license agreement, including the right to grant sublicenses, with Cabaret Biotech Ltd. (“Cabaret”) and Dr. Zelig Eshhar relating to certain intellectual property and know-how (the “Licensed IP”) owned or controlled by Cabaret (the “Cabaret License”) for use in the treatment of oncology and such other fields as may be agreed to by the parties. Should Cabaret propose to enter into an agreement with a third party relating to the use of the Licensed IP outside of oncology (“Additional Indications”), then Cabaret shall notify the Company in writing and the Company shall have a 60-day right of first negotiation to acquire a license to the Licensed IP in such Additional Indications.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 6—LICENSE AGREEMENTS AND CRADA—(Continued)

Cabaret License—(Continued)

Pursuant to the Cabaret License, the Company made a one-time cash payment to Dr. Eshhar in the amount of $25,000 and reimbursed Dr. Eshhar for past patent expenses totaling $350,000. The Company shall be required to make cash milestone payments upon successful completion of clinical and regulatory milestones in the United States and certain major European countries relating to each product covered by the Cabaret License (each, a “Cabaret Licensed Product”). The aggregate potential milestone payments are $3.9 million for each of the first two Cabaret Licensed Products, of which $3.0 million is due only after marketing approval in the United States and at least one major European country. Thereafter, for each subsequent Cabaret Licensed Product such aggregate milestone payments shall be reduced to $2.7 million. The first milestone payment will be due upon the acceptance of an investigational new drug application by the FDA for the first Cabaret Licensed Product. The Company has also agreed to pay Cabaret royalties on net sales of Cabaret Licensed Products at rates in the mid-single digits. Prior to the first commercial sale of a Cabaret Licensed Product, the Company will pay Cabaret an annual license fee equal to $30,000. To the extent the Company enters into a sublicensing agreement relating to a Cabaret Licensed Product, the Company will be required to pay Dr. Eshhar a percentage of all non-royalty income received from such sublicensee, which percentage will decrease based upon the stage of development of the Cabaret Licensed Product at the time of sublicensing.

The Company has agreed to defend, indemnify and hold Dr. Eshhar, Cabaret, its affiliates, directors, officers, employees and agents, and if applicable certain other parties, harmless from all losses, liabilities, damages and expenses (including attorneys’ fees and costs) incurred as a result of any claim, demand, action or proceeding to the extent resulting from (a) any breach of the Cabaret License by the Company or its sublicensees, (b) the gross negligence or willful misconduct of the Company or its sublicensees in the performance of its obligations under this Cabaret License, or (c) the manufacture, development, use or sale of Cabaret Licensed Products by the Company or its sublicensees, except in each case to the extent arising from the gross negligence or willful misconduct of Cabaret or Dr. Eshhar or the breach of this Agreement by Dr. Eshhar or Cabaret.

The Cabaret License shall expire on a product-by-product and country-by-country basis on the date on which the Company, its affiliates and sublicensees permanently cease to research, develop, sell and commercialize the Cabaret Licensed Products in such country. Either party may terminate the Cabaret License in the event of a material breach of the agreement that remains uncured following the date that is 60 days from the date that the breaching party is provided with written notice by the non-breaching party. Additionally, the Company may terminate the Cabaret License at its sole discretion at any time upon 30 days written notice to Cabaret and Dr. Eshhar, provided, however, that if the Company elects to terminate the Cabaret License for convenience at any time prior to the third anniversary of the Cabaret License, then the Company shall pay Cabaret a termination fee equal to $500,000.

As part of the Cabaret License, during April 2014, the Company entered into a sponsored research agreement (the “Grant Agreement”) with The Medical Research, Infrastructure, and Health Services Fund of the Tel Aviv Medical Center (the “Fund”) pursuant to which Dr. Eshhar shall conduct research, according to a mutually agreed research work-plan, which shall be funded by the Company according to a mutually agreed upon budget of at least $60,000 per year and agreed upon funding schedule for a period of not less than three years on the terms and conditions thereof. Pursuant to the term of the Grant Agreement, the Fund owns the rights to all data and inventions arising out of the research. The Company shall have the right to use all unpatented data and shall have a 90 day right of first negotiation to acquire a license to any patentable inventions arising out of the research on commercially reasonable and customary terms.

The expenses recognized in connection with the Cabaret License were $25,000 and $0, for the three months ended September 30, 2014 and 2013, respectively, and were $25,000 and $0 for the nine months ended September 30, 2014 and 2013, respectively.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 6—LICENSE AGREEMENTS AND CRADA—(Continued)

Cabaret License—(Continued)

Additionally, in June 2013 the Company entered into a four year Consulting and Scientific Advisory Agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, the Company pays a cash fee equal to $50,000 per annum payable in quarterly installments. On December 13, 2013, the Consulting Agreement was amended to provide that the Company shall also pay a cash payment equal to $135,000 upon the earlier to occur of (a) a change of control of the Company; and (b) the closing of the Company’s initial public offering of its securities. In June 2014 in connection with the close of the IPO, the Company recognized this $135,000 payment as an expense, which was paid in the fourth quarter of 2014. In addition, on December 12, 2013, the Company granted an option (the “Consulting Option”) to purchase 403,043 shares of the Company’s common stock at an exercise price equal to $0.70 per share for a total value of $193,714. During the second quarter of 2014, the Company’s Board of Directors approved the acceleration of vesting of these options, and the Company recorded approximately $3.8 million of expense related to the accelerated vesting. The expenses recognized in connection with the Consulting Agreement were $147,500 and $12,500 for the three months ended September 30, 2014 and 2013, respectively, and were $172,500 and$ 35,417 for the nine months ended September 30, 2014 and 2013, respectively.

The Company shall own all intellectual property that the consultant develops during and within the course of performing the services for the Company under the Consulting Agreement, whether alone or with others within the Company. The consultant has also agreed not to provide any consulting activities to any third parties relating to the use of adoptive cell therapy in oncology.

2014 NIH License Agreement

Pursuant to a patent license agreement with the NIH, dated May 29, 2014, the Company holds an exclusive, worldwide license to certain intellectual property related to TCR-based product candidates that target the NY-ESO-1 antigen for the treatment of any NY-ESO-1 expressing cancers. As of the date of the license, NY-ESO-1 expressing tumors can be found in the following cancers: sarcoma, urothelial carcinoma, esophageal carcinoma, non-small cell lung cancer, breast carcinoma, ovarian carcinoma, prostate carcinoma, multiple myeloma, hepatocellular carcinoma, gastric cancer, head and neck cancer, pancreatic carcinoma, brain cancer, colorectal carcinoma and melanoma.

Pursuant to the terms of this license, the Company is required to pay the NIH a cash payment in the aggregate amount of $150,000, two-thirds of which was due and paid within sixty days of the date of the agreement and one-third of which will be payable upon the earlier to occur of (1) 18 months from the date of execution of the license and (2) the termination of the license. The Company also agreed to reimburse the NIH for past patent expenses in the aggregate amount of approximately $30,000.

The terms of this license also requires the Company to pay the NIH minimum annual royalties in the amount of $20,000. The first minimum annual royalty payment is payable on the date that is 60 days following the expiration of the CRADA, and thereafter shall be payable on each January 1. The Company is also required to make performance-based payments upon successful completion of clinical and regulatory benchmarks relating to the licensed products. The aggregate potential benchmark payments are $4.0 million, of which aggregate payments of $3.0 million are due only after marketing approval in the United States or in Europe, Japan, China or India. The first benchmark payment of $50,000 will be due upon the commencement of the Company’s first sponsored human clinical study.

In addition, the Company is required to pay the NIH one-time benchmark payments following aggregate net sales of licensed products at certain benchmarks up to $1.0 billion. The aggregate potential amount of these benchmark payments is $7.0 million. The Company must also pay the NIH royalties on net sales of products covered by the license at rates in the mid-single digits. To the extent the Company enters into a sublicensing agreement relating to a licensed product, the Company is required to pay the NIH a percentage of all consideration received from a

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 6—LICENSE AGREEMENTS AND CRADA—(Continued)

2014 NIH License Agreement—(Continued)

sublicensee, which percentage will decrease based on the stage of development of the licensed product at the time of the sublicense. Any such sublicense payments shall be made in lieu of, and not in addition to, benchmark payments, and are subject to certain caps.

The license will expire upon expiration of the last patent contained in the licensed patent rights. None of the applications included in the NIH licensed patent rights have been issued yet. Any patents issuing from these applications will have a base expiration date no earlier than 2031. The NIH may terminate or modify the NIH license in the event of a material breach, including if the Company does not meet certain milestones by certain dates, or upon certain insolvency events that remain uncured following the date that is 90 days following written notice of such breach or insolvency event. The Company may terminate the license, or any portion thereof, at its sole discretion at any time upon 60 days written notice to the NIH. In addition, the NIH has the right to require the Company to sublicense the rights to the product candidates covered by this license upon certain conditions, including if the Company is not reasonably satisfying required health and safety needs or if the Company is not satisfying requirements for public use as specified by federal regulations. Also, if the NIH receives a license application with a complete commercial development plan from a third party for commercial development of a licensed product, as they pertain to licensed patent rights for which the proposed commercial development is not reasonably addressed in the Company’s commercial development plan, then the Company may have to amend its commercial development plan, enter into a joint research and development plan, sublicense the patent rights or otherwise may lose its license rights.

The expenses recognized in connection with the 2014 NIH License were $4,058 and $0 for the three months ended September 30, 2014 and 2013, respectively, and were $184,058 and $0 for the nine months ended September 30, 2014 and 2013, respectively, with approximately $94,500 and $0 recorded as accounts payable or accrued expenses as of September 30, 2014 and December 31, 2013, respectively.

NOTE 7—CONVERTIBLE NOTES PAYABLE

On November 30, 2012, the Company issued a 4% convertible promissory note (the “4% Note”) in the principal amount of $250,000 with an original maturity date of January 31, 2013, which was subsequently amended to May 15, 2013. The 4% Note was mandatorily convertible into shares of the Company’s equity securities upon the closing of a financing in which the Company receives cumulative gross proceeds of at least $3,000,000 (a “Qualified Financing”) through the issuance of shares of its equity securities or any securities convertible or exchangeable for equity securities, of one or more series ( “Equity Securities”). Contemporaneously with the closing of a Qualified Financing, the outstanding principal of the 4% Note and all accrued but unpaid interest shall automatically convert into the same kind of validly issued, fully paid and non-assessable Equity Securities as issued in the Qualified Financing at a conversion price equal to the per share or unit purchase price of the Qualified Financing.

In May 2013, the Company completed a Qualified Financing and the principal amount of the 4% Notes and $4,411 of accrued interest automatically converted into 137,289 shares of Series A Preferred Stock at a conversion price of $1.8531 (see Note 8).

In April 2014, the Company entered into a note purchase agreement with investors for the sale of an aggregate of $50.0 million of convertible promissory notes (the “2014 Notes”). The 2014 Notes accrued interest at a rate of 6.0% per annum.

Pursuant to the 2014 Notes agreement, in a qualified initial public offering the 2014 Notes, including interest thereon, automatically convert into a number of shares of common stock at a per share conversion price equal to (1) 90% of the initial public offering price, if the qualified initial public offering occurs prior to December 31,

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 7—CONVERTIBLE NOTES PAYABLE—(Continued)

2014. In June 2014, as a result of the IPO, the $50.0 million principal amount of the 2014 Notes plus accrued interest of approximately $0.5 million automatically converted into 3,300,735 shares of the Company’s common shares at a conversion price of $15.30 per share which was a discount of 10% to the initial offering price of $17.00. The Company recognized a charge to interest expense and additional paid-in capital of $5,611,725 related to this beneficial conversion feature at the time of conversion.

NOTE 8—STOCKHOLDERS’ EQUITY

Series A Preferred Stock Financing

On May 10, 2013, the Company completed a private placement (the “Series A Financing”) in which it issued an aggregate of 20,315,397 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Shares”). In connection with the Series A Financing, the Company issued 10,792,725 Series A Preferred Shares at a purchase price of $1.8531 per share for gross proceeds of $19,999,999 less issuance costs of $148,741. Included in the gross proceeds was the conversion of the 4% Notes and accrued interest totaling $254,411. In addition, pursuant to the terms of the Convertible Securities from the 2011 Financing (defined below), the aggregate principal amount of $14,995,525 converted into 9,522,672 Series A Preferred Shares at a conversion price equal to $1.5751, representing a 15% discount to the purchase price. Additionally, the Company issued warrants (the “Series A Warrants”) to purchase an aggregate of 159,049 Series A Preferred Shares, of which certain designees of Riverbank Capital Securities, Inc. (“Riverbank”) received 148,146 (see Note 10). As of May 10, 2013, the date of issue, the Series A Warrants were valued at $122,500.

The terms, conditions, privileges, rights and preferences of the Series A Preferred Shares are described in a Certificate of Designation filed with the Secretary of State of Delaware on May 10, 2013.

Along with the holders of common stock, the holders of Series A Preferred Shares were entitled to one vote on all matters submitted to the holders of common stock for each share of common stock into which the Series A Preferred Shares would be converted as of the record date for such vote based on the conversion ratio then in effect. In addition, the holders of the Series A Preferred Shares were entitled to vote as a separate class with respect to any change in the rights of the Series A Preferred Shares, any amendment to the Company’s certificate of incorporation, any increase in the number of shares of Series A Preferred Shares, or the authorization, creation or issuance of any class or series of capital stock ranking senior to or of equal seniority with the Series A Preferred Shares.

In connection with the Series A Financing, two new members were appointed to the Board of Directors. In addition, for so long as at least 2,000,000 Series A Preferred Shares remained outstanding, the holders of the Series A Preferred Shares voting as a separate class, were entitled to elect one (1) member of the Board. Moreover, for so long as at least 2,000,000 Series A Preferred Shares remained outstanding, the affirmative vote of at least two-thirds of the Series A Preferred Shares then outstanding were required for the Company to take certain corporate actions.

The holders of Series A Preferred Shares were entitled to an annual per share cumulative dividend equal to 6% of the Stated Value (as defined) of each share of Series A Preferred Shares, and which the Company could elect to pay in the form of additional shares of common stock in lieu of cash. The holders of Series A Preferred Shares were entitled to payment of all accrued dividends prior to the payment of any dividends to the holders of common stock. As of December 31, 2013, the amount for the Series A Preferred Shares dividend was $1,435,723.

Each Series A Preferred Share was convertible into shares of common stock, at any time at the option of the holder thereof and without payment of any additional consideration. Each Series A Preferred Share automatically converted into shares of common stock immediately prior to the closing of the IPO. As a result of the IPO completed in June 2014, 20,315,397 Series A Preferred Shares outstanding at that time converted into an equivalent number of shares of the Company’s common stock on a one-to-one basis. In addition, the Company issued 78,509 shares of its common stock in satisfaction of the $2,524,894 in accrued dividends, which was based on the price of the Company’s stock on the date of the closing of the IPO.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 8—STOCKHOLDERS’ EQUITY—(Continued)

Series A Preferred Stock Financing—(Continued)

Beginning six months after the IPO, certain holders of our common stock may request in writing that the Company effect the registration of such Registrable Securities (as defined) under the Securities Act. Upon receipt of such written notice, the Company shall promptly use its best efforts to effect the registration.

Convertible Securities

On February 25, 2011, the Company completed a private placement offering of convertible securities (the “Convertible Securities”) in which it received gross proceeds equal to $14,999,525 (the “2011 Financing”). The original maturity date of the Convertible Securities was two years from the date of issuance, which was subsequently amended to May 15, 2013.

The Company incurred issuance costs of $806,396 of which approximately $770,220 related to placement agent fees paid of $673,420 and warrants with a fair value of $96,800 to be issued to Riverbank, a FINRA member broker dealer and a related party controlled by certain officers and/or directors of the Company (see Note 10), which acted as placement agent for the Company in connection with the issuance of the Convertible Securities. These financing costs were netted against the Convertible Securities upon the closing of the financing.

The Convertible Securities were unsecured obligations that were mandatorily convertible into shares of the Company’s equity securities upon the closing of a subsequent financing (the “Subsequent Financing”) in which the Company raised at least $5,000,000 through the issuance of equity securities, at a conversion price equal to the lesser of (i) 85% of the per share price of the Subsequent Financing securities, and (ii) the Conversion Price, as defined below. The Convertible Securities would mandatorily convert on May 15, 2013 into shares of common stock of the Company at a conversion price of $1.31 in the event the Company has not completed a Subsequent Financing. The Convertible Securities were also convertible at the election of the holder into shares of the Company’s common stock at any time prior to a mandatory conversion event at a per share conversion price (the “Conversion Price”) of $2.61.

As a result of the Series A Financing, the Convertible Securities converted into 9,522,672 Series A Preferred Shares at a conversion price of $1.5751 per share which was a discount of 15% to the purchase price of $1.8531. The Company recognized a charge to additional paid-in capital and retained earnings of $2,646,970 related to this contingent beneficial conversion feature at the time of conversion.

Restricted Common Stock

Pursuant to the terms of an employment agreement (the “Employment Agreement”) entered into with the Company’s President and Chief Executive Officer from September 1, 2010 until her resignation in December 2013, on September 1, 2010, the Company issued to Dr. Jakobovits 480,000 shares of restricted common stock (the “Restricted Shares”). In February 2011, upon the completion of a private placement offering, 12.5% of the Restricted Shares vested. The remaining 87.5% of the Restricted Shares vest over four years with 25% of such remaining shares vesting upon the first anniversary of the Employment Agreement and 1/36th of such remaining Restricted Shares vesting on each subsequent one-month anniversary of the agreement. The Restricted Shares were determined to have a total fair value of $24,000 on grant date as estimated by the Company’s Board of Directors based on various factors, including the Company’s early stage of development, net working capital position and lack of any licensed compounds at the time of the grant. The compensation expense recognized related to the vesting of the Restricted Shares was $0 and $1,312 for the three months ended September 30, 2014 and 2013, respectively and was $0 and $3,938 for the nine months ended September 30, 2014 and 2013, respectively. In December 2013, Dr. Jakobovits resigned from the Company, and 78,750 Restricted Shares were forfeited.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 8—STOCKHOLDERS’ EQUITY—(Continued)

Restricted Common Stock—(Continued)

Employee Stock Purchase Plan

During June 2014, the Company’s Board of Directors and stockholders approved and adopted the 2014 Employee Stock Purchase Plan (“ESPP”). The ESPP became effective and the first purchase period began on June 19, 2014. Stock compensation expense related to the ESPP was immaterial for the three month period ended September 30, 2014.

A maximum of 360,000 shares of our common stock may be sold pursuant to purchase rights under the ESPP, subject to adjustment for stock splits, stock dividends, and comparable restructuring activities. The ESPP also includes an “evergreen” feature, which provides that an additional number of shares will automatically be added to the shares authorized for issuance under the ESPP on January 1st of each year, beginning on the first January 1 immediately following the effective date of June 19, 2014 and ending on (and including) January 1, 2024. The number of shares added each calendar year will be the lesser of (a) 1% of the total number of shares of the Company’s capital stock (including all classes of the Company’s common stock) outstanding on December 31st of the preceding calendar year, and (b) 720,000 shares. However, the Board may decide to approve a lower number of shares (including no shares) before January 1 of any year.

The stock purchasable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market. If a purchase right under the ESPP terminates without having been exercised in full, any shares not purchased under that purchase right will again become available for issuance under the ESPP.

NOTE 9—STOCK BASED COMPENSATION

In 2009, the Company established an equity incentive plan (the “Plan”) pursuant to which incentives may be granted to officers, employees, directors, consultants and advisors. Incentives under the Plan may be granted in any one or a combination of the following forms: (a) incentive stock options and non-statutory stock options; (b) stock appreciation rights; (c) stock awards; (d) restricted stock; and (e) performance shares.

The Plan is administered by the Board of Directors of the Company or a committee appointed by the Board of Directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. As of December 31, 2013, the number of shares of common stock, which may be granted under the Plan, shall not exceed 4,625,000. In March 2014, the Board of Directors approved an amendment to increase the shares of common stock issuable under the Plan to 6,500,000 shares. In June 2014, the Board of Directors approved an amendment and restatement of the Plan, increasing the shares of common stock issuable under the Plan to 9,150,000 shares as well as allowing for an automatic annual increase to the shares issuable under the Plan to the lower of (i) 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; or (ii) a lower number determined by the Board of Directors (which can also be zero). The term of any stock option granted under the Plan cannot exceed 10 years. Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of four years. If the individual possesses more than 10% of the combined voting power of all classes of stock of the Company, the exercise price shall not be less than 110% of the fair market value of a common share of stock on the date of grant.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 9—STOCK BASED COMPENSATION—(Continued)

A summary of the status of the options issued under the Plan as of September 30, 2014, and information with respect to the changes in options outstanding is as follows:

		OPTIONS OUTSTANDING
	SHARES AVAILABLE FOR GRANT	OUTSTANDING STOCK OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Balance at January 1, 2014	1,758,612	2,767,222	0.63	9.2	$1,979,594

Authorized under the Plans	4,525,000	—	—
Granted under the Plans	(4,182,350)	4,182,350	4.03
Exercised	—	(2,686,352)	1.09
Surrendered/Cancelled	232,188	(232,188)	0.64

Balance at September 30, 2014	2,333,450	4,031,032	$3.86	9.2	$99,342,169

Exercisable at September 30, 2014		985,121R	$0.85	8.6	$27,241,978

The fair value of each stock option granted has been determined using the Black-Scholes option pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted during the nine months ended September 30, 2014 and 2013 included the following:

	NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013
Risk-free interest rate	1.62 - 1.72%	0.83 - 1.45%
Expected volatility	74.5% - 80.0%	75.0 - 79.0%
Stock price	$1.35 - $25.50	$0.38 - $0.70
Expected life	6 years	6 years
Expected dividend yield	0.00	0.00

Due to the Company’s lack of sufficient history as a publicly traded company, management’s estimate of expected volatility is based on the average volatilities of a sampling of five companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage.

Stock-based compensation for the three and nine months ended September 30, 2014 and 2013 is as follows (in thousands):

	THREE MONTHS ENDED SEPTEMBER 30, 2014		NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013	2014	2013
General and administrative	$1,577	$1	$4,012	$4
Research and development	1,817	10	6,623	37

Total	$3,394	$11	$10,635	$41

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 9—STOCK BASED COMPENSATION—(Continued)

The weighted-average grant date fair value per share of options granted under the Plan was $17.57 for the three months ended September 30, 2014, and no options were granted for the three months ended September 30, 2013. The weighted-average grant date fair value per share of options granted under the Plan were $7.81, and $0.26 for the nine months ended September 30, 2014 and 2013, respectively.

The fair value of options vested under the Plan were $4.7 million and $0.1 million for the three months ended September 30, 2014 and 2013, respectively and were $22.7 million and $0.1 million for the nine months ended September 30, 2014 and 2013, respectively.

As of September 30, 2014, total compensation expense not yet recognized related to stock option grants amounted to approximately $31.2 million which will be recognized over the next four years. Additionally, 2,187,941 options that were early exercised for total proceeds of $2.6 million were unvested, and were recorded as a current and long term liability, based on their vesting date, on the condensed consolidated balance sheets.

The following table summarizes information about stock options outstanding as of September 30, 2014:

	OUTSTANDING			EXERCISABLE
EXERCISE PRICE	TOTAL SHARES	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	TOTAL SHARES	WEIGHTED- AVERAGE EXERCISE PRICE
$0.05	—	—	$—	—	$—
0.38	450,834	7.4	0.38	299,545	0.38
0.70	1,050,543	9.1	0.70	571,689	0.70
1.35	1,242,894	9.5	1.35	83,887	1.35
6.89	907,250	7.1	6.89	30,000	6.89
17.00	349,511	2.7	17.00	—	17.00
25.50	30,000	0.2	25.50	—	25.50

Total	4,031,032	9.2	$3.86	985,121	$0.85

NOTE 10—INCOME TAXES

There is no provision for income taxes because the Company has incurred operating losses since inception. At September 30, 2014 the Company has concluded that it is more likely than not that the Company may not realize the benefit of its deferred tax assets due to its history of losses. Accordingly, the net deferred tax assets have been fully reserved.

As of September 30, 2014, the Company does not have any accrued interest or penalties related to uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company does not have any interest or penalties related to uncertain tax positions in income tax expense for the three and nine months ended September 30, 2014 and 2013. The tax years subsequent to and including 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject.

NOTE 11—RELATED PARTIES

On June 1, 2009, the Company entered into a services agreement with Two River Consulting, LLC (“TRC”) to provide various clinical development, operational, managerial, administrative, accounting and financial services to the Company. The Company’s Chairman of the Board of Directors, CEO and President, a director of the Company,

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 11—RELATED PARTIES—(Continued)

and the Company’s Secretary are each partners of TRC. The costs incurred for these services were $75,000 and $38,775 for the three months ended September 30, 2014 and 2013, respectively and were $255,000 and $174,625 for the nine months ended September 30, 2014 and 2013, respectively.

In addition from time-to-time, some of the Company’s expenses are paid by TRC. The Company reimburses TRC for these expenses and no interest is charged on the outstanding balance. Reimbursable expenses were $6,233 and $1,295 for the three months ended September 30, 2014 and 2013, respectively and were $29,783 and $12,266 for the nine months ended September 30, 2014 and 2013, respectively.

As of September 30, 2014 and December 31, 2013, the Company had a payable to TRC of $86,783 and $70,899, respectively. The amounts are recorded as other current liabilities on the balance sheet. All balances owed as of December 31, 2013 were paid in full during the first quarter of 2014 and all balances owed as of September 30, 2014 are expected to be paid in full during the fourth quarter of 2014.

In connection with the 2011 Financing, the Company entered into an engagement agreement between the Company and Riverbank (the “Engagement Agreement”), a FINRA member broker dealer and a related party controlled by certain officers and/or directors of the Company, which acted as placement agent for the Company in connection with the issuance of the Convertible Securities. Pursuant to the terms of the Engagement Agreement, the Company paid Riverbank a cash fee equal to $673,420 in connection with the issuance of the Series A Preferred Shares (see Note 8). In addition, pursuant to the terms of the Engagement Agreement, in connection with the Subsequent Financing completed in May 2013, the Company issued to certain designees of Riverbank, Series A Warrants to purchase 148,146 Series A Preferred Shares, which represents five percent (5%) of the aggregate number of Series A Preferred Shares into which the Convertible Securities sold in the 2011 Financing converted. The Series A Warrants were exercisable for Series A Preferred Shares for five years at an exercise price equal to $1.73. The Engagement Agreement contained terms which required the Company to issue warrants to Riverbank based on a Subsequent Financing. This was considered a derivate liability and accounted for at fair value due to the fact that the terms of issuance could not be set until a Subsequent Financing had been completed. The fair value of this provision was marked to market each period, and was $96,800 on the date of the 2011 Financing and was recorded as additional issuance costs.

As of May 10, 2013, the date of the Series A Financing, the provision was valued at $122,500. Following the issuance of the Series A Warrants, the provisions of the Engagement Agreement were no longer considered a derivative liability and the balance of $122,500 was charged to additional paid-in capital.

Management used the following assumptions for the Black-Scholes valuation of the Series A Warrants:

MAY 10, 2013
Weighted-average term	5.0 years
Volatility	75%
Risk-free interest rate	0.82%
Dividend yield	6%

In connection with the IPO and the conversion of the Series A Preferred Shares into common stock, these warrants converted to warrants that are exercisable for shares of common stock at an exercise price equal to $2.04.

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 12—COMMITMENTS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its employees, licensors, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities. The Company’s maximum exposure under these arrangements is unknown as of September 30, 2014 and December 31, 2013. The Company does not anticipate recognizing any significant losses relating to these arrangements.

From time-to-time, the Company may be subject to routine litigation and claims arising in the ordinary course of its business. Management does not believe that any such matters will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

Lease

On May 9, 2013, the Company entered into a lease agreement for a 20,000 square foot facility to be used for administrative and research and development activities. The lease commenced on June 15, 2013 and has a 10-year initial term expiring on June 15, 2023. The lease also contains options for the Company to extend the lease upon its initial expiration. In connection with the lease, the Company made a one-time cash security deposit in the amount of $100,000.

The office lease also provides for rent abatements and scheduled increases in base rent. Rent expense charged to operations were $167,978 and $146,900 for the three months ended September 30, 2014 and 2013, respectively and were $503,933 and $235,163 for the nine months ended September 30, 2014 and 2013, respectively.

Employment Agreements

On January 28, 2014 (the “Effective Date”), the Company entered into an employment agreement (the “CFO Employment Agreement”) with its Executive Vice President and Chief Financial Officer (the “CFO”). Pursuant to the terms of the CFO Employment Agreement, the CFO shall be paid a base salary equal to $325,000 and shall be eligible for an annual target bonus equal to 40% of base salary. In addition, the Company paid the CFO a cash bonus equal to $50,000 upon the successful completion of the IPO. The Company paid the CFO $100,000 in connection with their relocation to Los Angeles, which shall be repaid to the Company under certain circumstances. On March 25, 2014, the Company granted the CFO stock options to purchase 507,960 shares of common stock of the Company, par value $0.001 per share. The exercise price per share of the options is $1.35 with a 10-year term and shall vest and become exercisable in accordance with the CFO Employment Agreement. In March 2014, the CFO was appointed as the Company’s Chief Operating Officer. In connection with the IPO, the CFO’s base salary was increased to $375,000 and the Company granted the CFO stock options to purchase an additional 149,511 shares of common stock, with an exercise price equal to $17.00.

On March 25, 2014, the Company entered into an employment agreement (the “CEO Employment Agreement”) with Arie Belldegrun, M.D., the Company’s Executive Chairman, pursuant to which Dr. Belldegrun was appointed as the Company’s President and Chief Executive Officer. Pursuant to the terms of the CEO Employment Agreement, Dr. Belldegrun shall be paid a base salary equal to $400,000 and shall be eligible for an annual target bonus equal 50% of his base salary. The Company also granted Dr. Belldegrun a non-statutory option to purchase 1,580,129 shares of common stock of the Company, par value $0.001 per share pursuant to the Plan at a per share exercise price equal to $1.35 with a 10-year term and shall vest and become exercisable in accordance with the CEO Employment Agreement. On April 2, 2014, Dr. Belldegrun elected to early exercise all of his stock options for a total exercise price of approximately $2.7 million.

On May 22, 2014 (the “Effective Date”), the Company entered into an employment agreement (the “CMO Employment Agreement”) with David Chang, M.D., Ph.D. to serve as the Company’s Executive Vice President of Research and Development and Chief Medical Officer (the “EVP of R&D and CMO”). Pursuant to the terms of the CMO Employment Agreement, the EVP of R&D and CMO shall be paid a base salary equal to $375,000 and shall be eligible for an annual target bonus equal to 40% of his base salary. On June 6, 2014, the Company granted the EVP

KITE PHARMA, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2014

NOTE 12—COMMITMENTS—(Continued)

Employment Agreements—(Continued)

of R&D and CMO stock options to purchase 300,000 shares of common stock of the Company, par value $0.001 per share pursuant to the Plan. The options have a 10-year term, an exercise price equal to $6.89 and shall vest and become exercisable in accordance with the CMO Employment Agreement. On June 6, 2014, the Company granted the EVP of R&D and CMO additional options (the “Performance Options”) to purchase 50,000 shares, which have a 10-year term, an exercise price equal to $6.89 and shall vest and become exercisable upon the dosing of the first patient in the first company sponsored multi-center Phase 2 clinical trial of the Company’s anti-CD19 CAR product candidate.

3,485,000 Shares

Common Stock

PROSPECTUS

DECEMBER 10, 2014

Jefferies

Credit Suisse

Cowen and Company

Stifel